Exhibit 99.2

CALEDONIA MINING CORPORATION

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

December 31, 2015

These materials are important and require your immediate attention. They require shareholders of Caledonia Mining Corporation (the "Company") to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of the Company, please contact Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1.

A copy of this document has been delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002, and he has given, and has not withdrawn, his consent to its circulation.  The Jersey Financial Services Commission has given, and has not withdrawn, its consent under Article 8 of the Control of Borrowing (Jersey) Order 1958 to the circulation of this document in Jersey.  The Jersey Financial Services Commission is protected by the Control of Borrowing (Jersey) Law 1947, as amended, against any liability arising from the discharge of its functions under that Law.  It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the Jersey Financial Services Commission takes any responsibility for the financial soundness of the Company or for the correctness of any statements made, or opinions expressed, with regard to it.  If you are in any doubt about the contents of this document you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.  The directors of the Company have taken all reasonable care to ensure that the facts stated in this document are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in the document, whether of facts or of opinion. All the directors accept responsibility accordingly.

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CALEDONIA MINING CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	i
FORWARD LOOKING INFORMATION	1
PART I - VOTING	1
SOLICITATION OF PROXIES	1
APPOINTMENT AND REVOCATION OF PROXIES	1
EXERCISE OF DISCRETION BY PROXIES	2
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	2
RECORD DATE	2
QUORUM REQUIREMENTS	2
VOTING BY REGISTERED SHAREHOLDERS	2
VOTING BY NON REGISTERED SHAREHOLDERS	3
VOTES NECESSARY TO PASS THE RESOLUTION	4
PART II – APPROVAL OF THE CONTINUANCE RESOLUTION	4
PROCEDURE FOR THE CONTINUANCE	4
EFFECT OF THE CONTINUANCE	5
REASONS FOR THE CONTINUANCE	6
COMPARISON BETWEEN CANADA AND JERSEY CORPORATE LAW	7
OTHER IMPLICATIONS AFFECTING THE COMPANY AND SECURITYHOLDERS	13
SECURITIES MATTERS	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
CERTAIN JERSEY TAX CONSIDERATIONS	20
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	22
RISK FACTORS	29
RIGHTS OF DISSENT TO THE CONTINUANCE	30
SHAREHOLDER APPROVAL OF THE CONTINUANCE RESOLUTION	32
RECOMMENDATION OF THE BOARD	32
PART III - MISCELLANEOUS	32
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	32
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	32
OTHER MATTERS TO BE ACTED UPON	32
AUDITORS	32
LEGAL ADVISORS	32
PRINCIPAL BANKERS	33
STATED CAPITAL	33
ADDITIONAL INFORMATION	33
APPROVAL	34
SCHEDULE A – MEMORANDUM AND ARTICLES OF ASSOCIATION	35
SCHEDULE B – CONTINUANCE RESOLUTION	36
SCHEDULE C – HOLDERS OF OPTIONS OF THE COMPANY	37
SCHEDULE D – DISSENT RIGHTS	39
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CALEDONIA MINING CORPORATION
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the shareholders ("Shareholders") of Caledonia Mining Corporation (the "Company") will be held on February 18, 2016 at 10:00 a.m. (Toronto local time) at the offices of the Company's Toronto solicitors, Borden Ladner Gervais LLP, Scotia Plaza, 40 King Street West, 44th Floor, Toronto, Ontario, to consider and, if deemed advisable, pass, with or without variation, a special resolution (the "Continuance Resolution"), the full text of which is set out in the accompanying Circular (as defined below), to approve the continuance (the "Continuance") of the Company into Jersey, Channel Islands, pursuant to the provisions of the Companies (Jersey) Law 1991 (as amended) (the "CJL"), to adopt new charter documents of the Company upon the Continuance, which shall include amendments to the existing charter documents of the Company including a change of the Company's name to "Caledonia Mining Corporation Plc," all as more particularly described in the accompanying management information circular (the "Circular").
January 18, 2016 has been chosen as the record date for determining those Shareholders entitled to receive notice of and to vote at the Meeting.  The accompanying Circular provides additional information relating to the matter to be dealt with at the Meeting and forms part of this notice.
In order to ensure representation at the Meeting, registered Shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 5:00 p.m. (Toronto time) on February 16, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.
Non‑registered Shareholders or Shareholders that hold their shares in the name of a "nominee", such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non‑registered Shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non‑registered Shareholders adhere to the voting instructions provided to them by their nominee.
DATED as of the 31st day of December, 2015.
By order of the Board of Directors
CALEDONIA MINING CORPORATION

(signed) "Steve Curtis"

Steve Curtis
Chief Executive Officer On behalf of the Board of Directors

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CALEDONIA MINING CORPORATION
MANAGEMENT INFORMATION CIRCULAR
FORWARD LOOKING INFORMATION
This Circular contains "forward-looking information" within the meaning of Canadian securities laws, which may include, but is not limited to, statements relating to the possible receipt of a letter of satisfaction to complete the Continuance and a certificate of discontinuance from the CBCA Director (as defined below) and the possible receipt of a Certificate of Continuance (as defined below) from the Jersey Registrar (as defined below). Such forward-looking information reflects the Company's views with respect to future events and is subject to risks, uncertainties and assumptions, including the risk that the CBCA Director will not issue a letter of satisfaction to complete the Continuance and the risk that the Jersey Registrar will not issue a Certificate of Continuance.
Although the Company believes the assumptions inherent in forward-looking statements are reasonable, any forward-looking information in this Circular represents the Company's views as of the date of this Circular and such information should not be relied upon as representing the Company's views as of any date subsequent to the date of this Circular.  There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on any such forward-looking information. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
PART I - VOTING
SOLICITATION OF PROXIES
This management information circular (this "Circular") is provided in connection with the solicitation of proxies to be used at the special meeting of shareholders ("Shareholders") of Caledonia Mining Corporation (the "Company") to be held on February 18, 2016 at 10:00 a.m. at Scotia Plaza, 40 King Street West, 44th Floor, Toronto, Ontario (the offices of the Company's Toronto solicitors, Borden Ladner Gervais LLP), or at any adjournment thereof (the "Meeting") for the purposes set forth in the Company's notice of special meeting dated as of December 31, 2015 (the "Notice of Meeting").
The enclosed proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.
Unless otherwise indicated, the information contained in this Circular is given as at December 31, 2015.
APPOINTMENT AND REVOCATION OF PROXIES
The persons named in the enclosed form of proxy are directors of the Company.  A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person's name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular.  In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 5:00 p.m. (Toronto time) on February 16, 2016.
A Shareholder giving a proxy has the right to revoke the proxy by an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing and deposited at the registered office of the Company, being Suite 4009, 1 King Street West, Toronto, Ontario, Canada M5H 1A1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the date of the Meeting, or any adjournment of the Meeting, or in any other manner permitted by law.
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EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed form of proxy will vote the Common Shares (as defined below) in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such Common Shares will be voted FOR the Continuance Resolution.
The enclosed form of proxy confers discretionary authority upon the persons named in the form of proxy with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES
On December 31, 2015, the Company had issued and outstanding 52,078,946 common shares (collectively, the "Common Shares" and individually, a "Common Share"), each carrying the right of one vote per share.
To the knowledge of the directors and officers of the Company, other than as set out below, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares.  Allan Gray Proprietary Limited, a South African investment fund manager, has disclosed that two funds of which it is the manager beneficially own, directly or indirectly, and that it exercises control or direction over, 7,039,500 Common Shares representing 13.5% of the issued and outstanding Common Shares.

RECORD DATE
The Board of Directors of the Company (the "Board") has fixed the record date as January 18, 2016 for the purpose of determining who is entitled to receive the Notice of Meeting.  Shareholders entitled to vote at the Meeting will be the Shareholders of record at 5:00 p.m. (Toronto time) on January 18, 2016.  The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.
QUORUM REQUIREMENTS
The quorum requirement for the Meeting is that there be two members present in person or by proxy and that there be representation in person or by proxy of shareholders holding at least 5% of the issued Common Shares.  As the Company has 52,078,946 Common Shares issued, the requirement for the Meeting will be that there be shareholder representation of at least 2,603,946 Common Shares.
VOTING BY REGISTERED SHAREHOLDERS
A registered Shareholder is a person Common Shares are registered directly in its own name in the records of registered shareholders maintained for the Company by the transfer agent and registrar, Computershare (a "Registered Shareholder").
In order to ensure representation at the Meeting, Registered Shareholders must complete, date and sign the enclosed form of proxy, or other appropriate form of proxy and, in either case: (i) deliver the completed form of proxy to the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed; or (ii) submit the completed form of proxy to Computershare, facsimile number (416) 263‑9524 or 1‑866‑249‑7775, by no later than 5:00 p.m. (Toronto time) on February 16, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting.
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VOTING BY NON‑REGISTERED SHAREHOLDERS
Only Registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting. Most Shareholders are "non‑registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares.  More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non‑Registered Shareholder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non‑Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co., the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  Non‑Registered Shareholders are advised that only proxies from Shareholders of record will be recognized and voted at the Meeting.  In accordance with the requirements as set out in National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non‑Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non‑Registered Shareholders unless a Non‑Registered Shareholder has waived the right to receive them.  Company management does not intend to pay for Intermediaries to forward the Meeting Materials to objecting beneficial owners, as described in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, such that objecting beneficial owners will not receive the Meeting Materials unless the objecting beneficial owner's Intermediary assumes the cost of delivery.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non‑Registered Shareholders.  Generally, Non‑Registered Shareholders who have not waived the right to receive Meeting Materials will either:
(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non‑Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non‑Registered Shareholder when submitting the proxy. In this case, the Non‑Registered Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare as provided above; or
(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non‑Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre‑printed form. Sometimes, instead of the one page pre‑printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar‑code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non‑Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit a Non‑Registered Shareholder to direct the voting of the Common Shares which they beneficially own.  Should a Non‑Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non‑Registered Shareholder should strike out the names of the management proxy holders named in the form and insert the Non‑Registered Shareholder's name in the blank space provided. In either case, Non‑Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.
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VOTES NECESSARY TO PASS THE RESOLUTION
In order to pass, the Continuance Resolution must be approved by at least 66 2/3% of the votes cast at the Meeting in person or by proxy.
PART II – APPROVAL OF THE CONTINUANCE RESOLUTION
The purpose of the Meeting is to consider and, if thought advisable, to approve a special resolution which will result in the Company ceasing to be governed by the corporate law of Canada and to be governed instead by the corporate law of Jersey, Channel Islands.  As a result of this change, the Company will cease to be domiciled in Canada, its head and registered office will be in Jersey and the name of the Company will be changed to "Caledonia Mining Corporation Plc."
The process by which migration will be accomplished, called a "continuance," the reasons for the continuance, and certain consequences that will result from the continuance are described below.
The Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the "Continuance Resolution") authorizing the Board, in its sole discretion to apply for the discontinuance of the Company so it is no longer a company governed by the Canada Business Corporations Act (the "CBCA") and to continue the Company to be a company governed by the laws of Jersey, Channel Islands (the "Continuance"); and in connection therewith, to make an application (the "Continuance Application") to the Jersey Financial Services Commission (the "JFSC") pursuant to the provisions of the Companies (Jersey) Law, 1991 ("CJL"). Upon the Continuance, the Company will adopt the proposed Memorandum of Association and Articles of Association (the "Articles") pursuant to the CJL (together, the "M&A") and repeal the current CBCA articles and by-law and the name of the Company will become "Caledonia Mining Corporation Plc" in order to comply with the naming requirements for public companies under Jersey law. The M&A are set out in "Schedule A – Memorandum and Articles of Association" and the text of the Continuance Resolution is set out in "Schedule B – Continuance Resolution."

The Continuance will affect certain of the rights of the Shareholders as they currently exist under the CBCA. Shareholders should consult their legal and other advisors regarding implications of the Continuance which may be of particular importance to them.

PROCEDURE FOR THE CONTINUANCE
For the Continuance to be effective, the following procedure will be followed:

Shareholder Authorization

1.	By special resolution, the Shareholders must authorize the Company to make the Continuance Application to the JFSC, requesting that the Company be continued as a company under the CJL.

Application to the CBCA Director

2.	The Company must make an application to the director appointed under the CBCA (the "CBCA Director") for the CBCA Director's letter of satisfaction to permit the Continuance, and the Company must establish to the satisfaction of the CBCA Director that the proposed Continuance will not adversely affect creditors or Shareholders.

Necessary CBCA Conditions for Continuance

3.	According to the CBCA, the continuation of the Company as a body corporate to another jurisdiction, such as Jersey, cannot be completed unless the laws of that jurisdiction provide in effect that:

(a)	the property of the Company continues to be the property of the body corporate;
(b)	the body corporate continues to be liable for the obligations of the Company;
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(c)	an existing cause of action, claim or liability to prosecution is unaffected;
(d)	a civil, criminal or administrative action or proceeding pending by or against the Company may be continued to be prosecuted by or against the body corporate; and
(e)	a conviction against, or ruling, order or judgment in favour of or against the Company may be enforced by or against the body corporate.
The Company believes that this requirement will be satisfied.
Jersey Certificate of Continuance
4.	Subject to compliance with all the requirements of the CJL (including, but not limited to, the delivery of all required documents to, and approval of, the JFSC), the registrar of companies in Jersey (the "Jersey Registrar") will issue to the Company a certificate of continuance (the "Certificate of Continuance").

Transition

5.	Upon the issue of the Certificate of Continuance by the Jersey Registrar, the Company will become a company governed under the CJL and the M&A will constitute the constitution of the Company, replacing the existing CBCA articles and by-law.

Consequences of Continuance

6.	The Certificate of Continuance will constitute conclusive evidence of the following matters:

(a)	that the Company is incorporated under the CJL;

(b)	that the requirements of the CJL have been complied with in respect of:

(i)	the continuance of the Company under the CJL;
(ii)	all matters precedent to its continuance as such a company;
(iii)	all matters incidental to its continuance as such a company; and
(c)	that it is a public company.

Discontinuance under the CBCA

7.	Pursuant to the CBCA, the Company must file the Certificate of Continuance with the CBCA Director and obtain a certificate of discontinuance. The Company will cease to be governed by the CBCA upon issuance of the certificate of discontinuance.

EFFECT OF THE CONTINUANCE
Assuming that the Continuance Resolution is approved by the Shareholders at the Meeting, it is expected that the Company will file the Continuance Application with the JFSC and the procedures outlined above will begin as soon as practicable, as determined by the Board in its sole discretion, in order to give effect to the Continuance.  The Company will also deliver a regulatory announcement through the London Stock Exchange's Regulatory News Service, which will be distributed no later than the time at which the same information is published elsewhere.

The Continuance, if approved, will effect a change in the legal domicile of the Company on the effective date thereof to the laws of Jersey, Channel Islands and the name of the Company will become "Caledonia Mining Corporation Plc" in order to comply with the naming requirements for public companies under Jersey law.  Upon the Continuance, the Company's registered office in Jersey will be at P.O. Box 218, 43/45 La Motte Street, St. Helier, Jersey, JE4 8SD.
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On the effective date of the Continuance, Shareholders will continue to hold one Common Share of the Company (which will then be domiciled in Jersey) for each Common Share currently held. The existing share certificates or Direct Registration Statements representing Common Shares will not be cancelled and will continue to represent Common Shares following the Continuance; however, upon a transfer of Common Shares represented by an existing share certificate, a new share certificate in the form adopted by the Company following the Continuance will be issued to the transferee.  Furthermore, a new ISIN/CUSIP number will be assigned to the Common Shares following the Continuance. Holders of options of the Company on the effective date of the Continuance will continue to hold options to purchase, or otherwise acquire, an identical number of Common Shares on the same terms.  A list of all holders of options of the Company is set out in "Schedule C – Holders of Options of the Company" to this Circular.

The principal attributes of the share capital of the Company will be identical, before and after Continuance, other than differences in Shareholders' rights under the CJL as compared to the CBCA and as supplemented by the Articles, including those described below under the headings "Comparison between Canada and Jersey Corporate Law" and "Other Implications Affecting the Company and Securityholders."

Immediately following the Continuance, the directors and officers of the Company will remain unchanged; however, the election, duties, resignations and removal of the Company's directors and officers will be governed by the CJL and the Company will no longer be subject to the CBCA.

Upon completion of the Continuance, the Company's Common Shares will remain listed and traded on the Toronto Stock Exchange (the "TSX") and AIM, the market of that name operated by the London Stock Exchange plc ("AIM"), and will continue to be traded on the OTCQX.  The Continuance will, however, represent a readmission to AIM.

As noted above, on the effective date of the Continuance the property of the Company will continue to be the property of the Company, the Company will continue to be liable for the obligations of the Company, existing causes of action, claims or liabilities to prosecution of the Company will be unaffected, civil, criminal or administrative actions or proceedings pending by or against the Company may be continued to be prosecuted by or against the Company, convictions against the Company may be continued against the Company, and rulings, orders or judgments in favour of or against the Company may be enforced by or against the Company.

REASONS FOR THE CONTINUANCE
The Company's principal mineral property, the Blanket Gold Mine, is located in the south-west of Zimbabwe and, accordingly, the principal operations of the Company are outside of Canada. The Company has no business operations in Canada, nor does it own any assets there. While the Company's Common Shares are listed and traded on the TSX, and this is intended to continue, the continued listing does not require the Company to be incorporated in Canada.  The Continuance is expected to provide the Company with a number of benefits, including:
(a)	as Jersey is more conveniently located in relation to the Company's operations than Canada, it is expected there will be a reduction in the time and cost associated with international travel required to hold meetings of the Board;
(b)	Canadian withholding tax applicable to dividends paid to Shareholders outside Canada will be eliminated; and
(c)	since the Company has no commercial connections to Canada, there is no reason for it to be domiciled there and thereby subject to Canadian income and capital gains taxes or for it to bear the compliance costs associated with being a Canadian taxpayer. By contrast, Jersey has generally lower rates of income tax, no capital gains tax and a somewhat simpler tax regime overall.
The Board recognizes, on the other hand, that Shareholders who are individuals resident in Canada will lose the benefit of the dividend tax credit in respect of dividends paid by the Company and corporate Shareholders resident in Canada will no longer be able to deduct such dividends in computing their taxable income.  The Board is of the view that the benefits outlined above outweigh this disadvantage, however, which is expected to affect a minority of Shareholders in any case.  Accordingly, the Board believes it is desirable for the Company to complete the Continuance and change the location of its corporate existence and domicile to Jersey, Channel Islands.
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COMPARISON BETWEEN CANADA AND JERSEY CORPORATE LAW
The following is a summary of certain key differences between the CJL, the statute that will govern the corporate affairs of the Company upon the Continuance, and the CBCA.  Because the corporate laws of Canada and Jersey have many points of difference, the following summary does not purport to address all differences between such laws.  Shareholders should consult their legal and other advisors regarding implications of the Continuance which may be of particular importance to them.

The following sets out a brief summary of the key differences between the CJL and the CBCA, which are discussed in further detail in the narrative following this table.

Matter	CBCA and Other Current Provisions	CJL	Resolution/Position
Charter Documents	Articles of incorporation and by-laws Share register shall be maintained in Canada Doctrine of ultra vires applies	Memorandum and Articles of Association Share register shall be maintained in Jersey but other registers can be maintained elsewhere Doctrine of ultra vires does not apply	M&A to be publicly available Registers will be maintained in Toronto and Jersey Capacity of the Company will not be limited by M&A
Sale of Corporation's Undertaking	Sale of assets/business requires shareholder approval by special resolution	Shareholder approval not required	M&A require Shareholder approval
Rights of Dissent and Appraisal	Shareholders have certain dissent rights	Shareholders do not have dissent rights	M&A confer dissent rights substantially similar to those conferred by the CBCA
Approval of Arrangement to Compromise with Shareholders	Approval by special resolution of shareholders generally required	Approval by 3/4ths of shareholders required	Approval by 3/4ths of Shareholders required
Oppression Remedies	Complainant can apply for court order to address oppression
No oppression remedy similar to that under the CBCA but a shareholder can apply to the Royal Court of Jersey for an order on the grounds that a company's actions are unfairly prejudicial to certain shareholders

No oppression remedy similar to that under the CBCA but a Shareholder can apply to the Royal Court of Jersey for an order on the grounds that the Company's actions are unfairly prejudicial to certain Shareholders

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Matter	CBCA and Other Current Provisions	CJL	Resolution/Position
Shareholder Derivative Actions	Certain persons may apply to court for leave to bring, defend or discontinue an action in the name of or on behalf of a corporation	Shareholders have a limited right to bring derivative actions under common law (generally must show fraud on the minority to do so)	Shareholders have a limited right to bring derivative actions under common law (generally must show fraud on the minority to do so)
Requisition of Meetings	5% of shareholders can requisition a meeting	10% of shareholders can requisition a meeting	M&A will permit 5% of Shareholders to requisition a meeting
Notice of Meetings	Meetings may be convened on no less than 21 days' notice	Meetings may be convened on no less than 14 days' notice	M&A will require 21 days' clear notice to convene meetings
Indemnification	Corporations may indemnify current or former officers, directors, or liquidators and make interim payments to such persons	Companies may indemnify current or former directors or liquidators; interim payments not permitted	The Company may indemnify current or former directors or liquidators; interim payments not permitted
Place of Shareholder Meetings	Meetings shall be held in Canada	No requirement regarding meeting location	No requirement regarding meeting location
Directors and Company Secretary	Public companies shall have at least 3 directors; at least 2 must be independent; and at least 25% shall be resident Canadians	Public companies shall have at least 2 directors, resident anywhere	Following the Continuance, Board will be comprised of 7 directors, of which 5 are independent Stock exchange rules regarding independence will continue to apply.
Issuance of Shares at Fair Market Value	Shares to be issued at fair value	It is not stipulated in Jersey law that shares need to be issued at fair value	M&A will require shares to be issued at fair value
Shares to be Fully-Paid and Non-Assessable	Shares issued must be fully-paid and non-assessable	Shares issued need not be fully-paid and non-assessable	M&A will require shares issued to be fully-paid and non-assessable
Share Buybacks	Corporations may redeem their redeemable shares and purchase their shares for cancellation	Companies may redeem their redeemable shares but shareholder approval required for companies to repurchase their shares	Company may redeem its redeemable shares but Shareholder approval required for the Company to repurchase its shares

Charter Documents

Under the CBCA, a corporation must have articles of incorporation, which require the name of the corporation, the province in which the corporation's registered office is located, the classes and the maximum amount of shares the corporation may issue, the rights, privileges and restrictions that attach to each class of shares (should multiple classes exist), the authority given to directors to fix the number of shares and determine the designation of rights, privileges, restrictions and conditions attaching to shares of each series, a statement that the issue, transfer or ownership of shares of the corporation is restricted if applicable (and a statement as to the nature of such restrictions), the number of directors or a minimum and maximum number of directors, and any restriction on business that the corporation may carry on. The articles of incorporation may also set out provisions permitted by the CBCA or other law that should be set out in the corporation's by-laws. The CBCA further provides that the records of the corporation shall be maintained at the registered office of the corporation, or at such other place in Canada designated by the directors. CBCA corporations such as the Company also generally have by-laws governing the management of the company, although these are not expressly required by the CBCA.
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A company incorporated under the CJL has charter documents which consist of a "memorandum of association" and "articles of association" (collectively, the "Charter Documents"). The memorandum must state the name of the company, whether it is a public company or a private company, and, in respect of a no par value company (as is the case for the Company), the number and classes of shares which may be issued. The articles of association regulate the corporate business and affairs and management of the company. The Charter Documents are filed with Jersey Registrar and are publicly available. Any amendment to the Charter Documents must be approved by special resolution of the shareholders (called the "members") of the Company. In the case of the Company, the Articles to be adopted as part of the Continuance will provide that a special resolution is passed where not less than two-thirds of the Shareholders who vote in person or by proxy vote in favour of such resolution.  In compliance with the CJL, upon the completion of the Continuance, the Company will maintain at its new registered office in Jersey together with other corporate records (e.g. registers of directors and secretaries and minute books) and a duplicate of its share register in Toronto (which under the CJL will be known as an "overseas branch register" but, given that all of the Company's shares are to be registered on the Toronto register, the share register in Jersey will be for all intents and purposes just a copy of what is on the Toronto register).

The doctrine of ultra vires does not apply to Jersey companies and, accordingly, the capacity of such a company is not limited by anything in its Charter Documents or by any act of its members.

Amendments to the Charter Documents

As noted above, a company incorporated under the CJL may amend its Charter Documents by special resolution. The CJL also requires a special resolution to be passed for other fundamental changes, such as changing the name of a company, changing the status of a company (public to private or private to public), altering the share capital of a company, or approving a continuation to another jurisdiction. The CBCA has substantially similar requirements.

Sale of Corporation's Undertaking

Under the CBCA, the sale, lease, or exchange of all or substantially all the property of a corporation, other than in the ordinary course of business, requires shareholder approval by a special resolution and a shareholder is entitled to dissent and to be paid the fair value of its shares.

Although the CJL does not require the approval of shareholders in respect of a sale, lease, or exchange of all or substantially all of the property of a Jersey company, the Articles to be adopted as part of the Continuance will contain provisions requiring a special resolution and conferring a right of dissent.

Rule 15 of the AIM Rules for Companies (the "AIM Rules") (fundamental change of business) will continue to apply to the Company, which requires the Company to obtain the consent of the Shareholders on the disposal when aggregated with any other disposal(s) over the previous 12 months, which exceeds 75% in any of the class tests.

Rights of Dissent and Appraisal

The CBCA provides that shareholders have the right to dissent to certain actions being taken by the corporation and to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents. The dissent right is available to shareholders of any class if the corporation resolves to:

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(a)	amend its articles to add, remove or change restrictions or constraints on the issue, transfer or ownership of shares of a class of the corporation;
(b)	amend its articles to add, remove or change any restriction upon the business or businesses that the corporation may carry on;
(c)	amalgamate with another corporation subject to certain exceptions under the CBCA;
(d)	be continued under the laws of another jurisdiction;
(e)	sell, lease or exchange all or substantially all of its property;
(f)	carry out a going-private or a squeeze-out transaction; or
(g)	amend its articles so as to modify, directly or indirectly, the rights of shareholders as provided in the articles.
The CJL does not grant a specific right of dissent to shareholders. However, the CJL: (i) requires that a special resolution be passed to change the articles of a company, approve a merger of companies, approve the continuance of a company in another jurisdiction or to convert from a public to a private company or a private to public company; (ii) permits an offeror who achieves 90% of acceptances to buy out minority shareholders and permits minority shareholders to oblige such an offeror to buy them out when a Jersey company is subject to takeover; and (iii) permits Shareholders to apply to the Royal Court of Jersey for remedies in various circumstances.  In addition, the Articles will confer a right of dissent substantially similar to the dissent right available under the CBCA.

Approval of Arrangement

Under the CBCA, approval of an arrangement generally requires approval by a special resolution. Pursuant to the CJL, a resolution approving a scheme of arrangement, to be binding on shareholders, must be passed by a majority in number representing at least 3/4ths of the voting rights of members and the arrangement must be sanctioned by the Royal Court of Jersey.

Oppression Remedies

Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, the CBCA Director, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, or the business or affairs of the corporation or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer.

There is no oppression remedy under the CJL.  Pursuant to the CJL, a member of a company may apply to the Royal Court of Jersey for an order on the grounds that the company's affairs are being or have been conducted in a manner which is unfairly prejudicial to the interests of its members generally or of some part of its members (including at least the applicant member) or that an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial. These provisions under the CJL also apply to a person who is not a member of a company but to whom shares in the company have been transferred or transmitted by operation of law.

The Royal Court of Jersey has a wide power to grant an order to relieve the issue complained of, such as by regulating the conduct of the company's affairs, requiring the company to refrain from doing or continuing an act, or providing for the purchase of the rights of any members of the company by other members or by the company itself.
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Shareholder Derivative Actions

Under the CBCA, a shareholder, former shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person, may apply to the court  for leave to bring, defend or discontinue an action in the name and on behalf of a corporation or any of its subsidiaries (called a "derivative action") if the directors of the corporation do not bring, diligently prosecute or defend or discontinue the action, and it appears to be in the interests of the corporation that the action be brought, prosecuted, defended or discontinued.

The CJL does not provide shareholders the right to bring a derivative action.  However, Jersey's customary law follows English common law (but not statutory law, and not precedent derived from that statutory law) in respect of the ability of shareholders to bring derivative actions in certain situations although such situations are rare.

Requisition of Meetings

The CBCA provides that one or more shareholders of a corporation holding at least 5% of the issued voting shares in a corporation may give notice to the directors requiring them to call and hold a meeting of shareholders. Further, the CBCA generally provides that on receiving the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition.

The CJL provides that one or more members of a company holding at least 10% of the total voting rights of the members who have the right to vote at the meeting requisitioned may give notice to the directors of the company requiring them to call and hold a meeting. The Articles will reduce this threshold to 5%, in line with the CBCA's provisions.  The requisition must state the business to be transacted at the meeting and shall be sent to the registered office of the company. If the Board does not, within 21 days after receiving the requisition, call a meeting to be held within two months from that date, the Shareholder(s) making the request, or any of them representing more than 50% of the total voting rights of all of them, may call the meeting, but such meeting cannot be held later than three months from that date.

Notice of Meetings
The CBCA provides that any meeting of shareholders may be convened upon no less than 21 days' notice.
The CJL provides that only 14 days' notice is necessary to convene a meeting of a company; however, the Articles will contain provisions requiring the Company to give the Shareholders at least 21 clear days' notice of any shareholder meeting.
Indemnification

The CJL allows companies to indemnify any current or former directors or liquidators against: (i) any liabilities incurred in defending any proceedings (whether civil or criminal) in which judgment is given in the person's favour or the person is acquitted, which are discontinued otherwise than for some benefit conferred by the person or on the person's behalf or some detriment suffered by the person, or which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), the person was substantially successful on the merits in the person's resistance to the proceedings; (ii) any liability incurred otherwise than to the company if the person acted in good faith with a view to the best interests of the company; (iii) any liability incurred in connection with an application made under Article 212 of the CJL in which relief is granted to the person by the Royal Court of Jersey; or (iv) any liability against which the company normally maintains insurance for persons other than directors. The CBCA also provides substantially similar rights to past and present officers and directors of CBCA corporations, although the ability to make interim payments to indemnified persons is allowed under the CBCA, while it is not under the CJL.

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Place of Shareholder Meetings

The CBCA provides that meetings of shareholders of a corporation shall be held at the place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine. A meeting of shareholders may be held outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. The CJL does not impose any requirements with respect to the location of member meetings.

Directors and Company Secretary

The CBCA provides that a public company must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.  Further, the CBCA requires that at least 25% of the directors of a corporation shall be resident Canadians and, if there are fewer than four directors, one of them must be a resident Canadian.

The CJL requires that a public company have at least two directors. The CJL does not impose any residency requirements on directors.

Upon the Continuance, the Company's existing Board comprised of seven directors (being Leigh Alan Wilson – Chairman, and Director, Steve Curtis – Chief Executive Officer and Director, James Johnstone – Director, Mark Learmonth – Chief Financial Officer and Director, John Lawson Kelly – Director, Johan Andries Holtzhausen – Director and David Henderson – Director, all of whom can be contacted at the registered office of the Company) will continue in office.  AIM and TSX rules regarding independent directors will continue to apply while the Company is listed on those exchanges.  For example, the TSX requires listed companies to have at least two independent directors.  The Company currently has five independent directors.

Minerva Trust & Corporate Services Limited will be appointed as Company Secretary, and may be contacted at the registered office of the Company following the Continuance.

Issuance of Shares at Fair Market Value

The CBCA provides that a share shall not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that the corporation would have received if the share had been issued for money.  Further, directors of a corporation who vote for or consent to a resolution authorizing the issue of a share for consideration other than money are jointly and severally, or solidarily, liable to the corporation to make good any amount by which the consideration received is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution.

The CJL does not require shares to be issued at fair market value.  The Articles to be adopted as part of the Continuance, however, will contain provisions substantially similar to the provisions of the CBCA requiring shares to be issued for fair value.

The Company, where practicable, intends to follow the principles of the Pre-Emption Group guidelines that recommend that shares should not be issued for cash on a non-pre-emptive basis at a discount of more than 5% to the prevailing market price.

Shares to be Fully Paid and Non-Assessable

The CBCA provides that shares issued by a corporation are non-assessable and the holders are not liable to the corporation or to its creditors in respect thereof. In addition, the CBCA states that a share shall not be issued until the consideration for the share is fully paid in money or in property or past services.

The CJL does not require shares to be fully paid and non-assessable.  The Articles, however, will contain provisions substantially the same as the provisions of the CBCA.

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Share Buybacks

Subject to certain solvency requirements, the CBCA permits corporations to redeem their redeemable shares and to purchase any of their shares for cancellation.

The CJL also permits Jersey companies to redeem redeemable shares and to purchase their own shares, if, in relation to a purchase, the purchase is sanctioned by a special resolution of shareholders and either the non-selling shareholders approve the purchase contract (in the case of private purchases) or the maximum number of shares to be purchased, the maximum and minimum purchase prices and the duration of the authority (which cannot be more than 5 years) are specified in the sanctioning resolution (in the case of purchases on a stock exchange) and also, in relation to both purchase and redemption, the directors approving the purchase or redemption make a 12 month forward looking solvency statement.

The Company, where practicable, intends to follow the Investment Association's Share Capital Management Guidelines, which recommend that an AIM listed company should only have a general authority to make on-market share buybacks of up to 10%, and in certain circumstances up to 15%, of such company's issued ordinary share capital.

OTHER IMPLICATIONS AFFECTING THE COMPANY AND SECURITYHOLDERS
The following table sets out further differences between Canadian and Jersey law and practice, which may affect the Company and the Shareholders and which are discussed in further detail in the narrative following the table.

Matter	Canada	Jersey	Resolution
Form of Proxy and Information Circular for Reporting Companies	Reporting issuers must provide a notice of meeting, a form of proxy and an information circular with respect to a meeting	Companies shall include certain statements regarding voting of proxies in notices of meeting	Canadian requirements will continue to apply following Continuance, as Company will continue to be listed on the TSX
Entitlement to Information	Reporting issuers must comply with the rules regarding communication with registered and non-registered beneficial shareholders	N/A	M&A will provide for communication with Registered Shareholders and those who have beneficial rights to the shares held by Registered Shareholders
Dividends	Directors alone may declare dividends	Members may also declare dividends, provided that they do not exceed the amount recommended by the board of directors	M&A will permit Shareholders to declare dividends, but the Board will continue to approve the payment of interim dividends
Borrowing	Directors of a corporation may borrow money on the credit of the corporation without shareholder authorization	N/A	In accordance with AIM practice M&A will restrict the Board's ability to borrow substantial sums of money without Shareholder approval
The City Code on Takeovers	Canadian provincial securities legislation applies to takeovers	The City Code on Takeovers and Mergers applies to takeovers of most public companies	The City Code on Takeovers and Mergers will apply to takeovers; Canadian takeover rules are also expected to continue to apply

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Matter	Canada	Jersey	Resolution
Shareholder Proposals
A shareholder of 1% of the total outstanding shares of a corporation can propose a matter to be discussed at a shareholder meeting and require the corporation to set out such matter in its management information circular, provided that the shareholder gives the requisite notice

		A shareholder of 10% of the total outstanding shares of a company can require the company to circulate a written resolution proposed by the shareholder	M&A will enable Shareholders of 5% of the outstanding shares to require the Company to circulate a resolution to be moved at an annual general meeting
Notice and Disclosure Obligations	N/A	Typical for investors in Jersey listed companies to expect notice and disclosure provisions that apply to English incorporated companies to be included in articles of association
M&A will permit the Company to give a disclosure notice to any person that the Company has reasonable cause to believe is/was interested in the Company's shares within the last three years; such notice may require the person to inform the Company whether that person holds/has held an interest in the Company's shares and the M&A will incorporate with reference certain of the UK's disclosure and transparency rules

Form of Proxy and Information Circular for Reporting Companies

In Canada, the CBCA together with provincial securities legislation requires that reporting issuers provide a notice of a general meeting, a form of proxy and an information circular containing prescribed information regarding the matters to be considered at the meeting.  As the Company will continue to be listed on the TSX, these proxy requirements will continue to apply.
The CJL requires companies to include in a notice of meeting a statement that a member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of the member, and that a proxy need not also be a member.
Entitlement to Information

National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators applies to Canadian public companies and sets out a scheme pursuant to which such companies, including the Company, shall communicate with both registered and non-registered beneficial shareholders of a company.

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The Articles will provide for the Company's communication with not only Registered Shareholders, but also their nominees who have beneficial rights to the shares held by the Registered Shareholders.  The Articles will provide members of the Company with information rights comparable to those granted to English companies pursuant to the United Kingdom's Companies Act 2006.  Specifically, members will have the right to nominate another person, on whose behalf such member holds shares, to enjoy information rights, which include the right to receive a copy of all communications that the Company sends to its members generally or to any class of members that includes the member making the nomination.

Dividends

The CBCA permits directors alone to declare dividends.  Pursuant to Jersey standard practice, however, members may also (but do not have to) declare dividends provided they do not exceed the amount recommended by the board of directors.  The Articles will reflect standard Jersey practice and allow Shareholders to declare dividends, notwithstanding that the Board will still be able to approve the payment of interim dividends and therefore the Company does not expect any change in its current dividend policy.

When Payment of Dividends Need Not be Made

The Articles will provide that the Company may cease to make payment for any dividend or other monies payable in respect of a share if, in respect of at least two consecutive dividends payable on that share, payment, through no fault of the Company, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder).  However, the Articles will require the Company to recommence payments in respect of dividends or other monies payable on that share if the holder claims the arrears of the dividend and does not instruct the Company to pay future dividends in some other way.  No comparable provision is found in the Company's current constating documents but it is considered sensible to include this provision, which is typical for AIM listed companies, in order to reduce the administrative burden on the Company.

Borrowing

The CBCA provides that, without shareholder authorization, directors of a corporation may borrow money on the credit of the corporation, may issue, reissue, sell, pledge or hypothecate a debt obligation of the corporation, may give a guarantee on behalf of the corporation to secure performance of an obligation of any person and may mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

The Articles will include provisions consistent with market practice in the United Kingdom for listed companies restricting the Board's ability to borrow substantial sums of money without Shareholder approval.  Specifically, in the absence of approval by an ordinary resolution of the Shareholders, the Board shall restrict borrowings of the Company so as to secure that the aggregate principal amount from time to time outstanding of all borrowings by the Company and any subsidiaries shall not at any time exceed an amount equal to three times the adjusted capital and reserves of the Company.

The City Code on Takeovers

Before the Continuance, the takeover rules imposed by Canadian provincial securities legislation apply in respect of any proposed takeover of the Company.  Following the Continuance, however, The City Code on Takeovers and Mergers (the "City Code") will apply to takeovers.  The Canadian takeover rules are also expected to continue to apply following the Continuance unless Canadian registered shareholders cease to hold at least 10% of the Company's shares and the TSX is not the principal market for trading such shares.  The City Code is based on six General Principles:

1.	All holders of the securities of an offeree company of the same class must be afforded equivalent treatment; moreover, if a person acquires control of a company, the other holders of securities must be protected.

2.	The holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the bid; where it advises the holders of securities, the board of the offeree company must give its views on the effects of implementation of the bid on employment, conditions of employment and the locations of the company's places of business.

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3.	The board of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the bid.

4.	False markets must not be created in the securities of the offeree company, of the offeror company or of any other company concerned by the bid in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

5.	An offeror must announce a bid only after ensuring that he/she can fulfil in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration.

6.	An offeree company must not be hindered in the conduct of its affairs for longer than is reasonable by a bid for its securities.

The Panel on Takeovers and Mergers (the "Panel") is an independent body whose main functions are to issue and administer the City Code and to supervise and regulate takeovers and other matters to which the City Code applies in accordance with the rules set out in the City Code. The City Code is designed to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

Under Rule 9 of the City Code, any person who acquires an interest (as defined in the City Code) in shares which, taken together with shares in which that person is already interested and in which persons acting in concert with such person are interested, carry 30% or more of the voting rights of a company which is subject to the City Code, is normally required to make a general offer to all the remaining shareholders to acquire their shares.

Similarly, when any person, together with persons acting in concert with such person, is interested in shares which in the aggregate carry not less than 30% of the voting rights of such a company but does not hold shares carrying more than 50% of such voting rights, a general offer will normally be required if any further interests in shares are acquired by any such person.

Unless the Panel otherwise consents, an offer under Rule 9 must be made to all other shareholders, be in cash (or have a cash alternative) at the highest price paid by the person required to make the offer, or any person acting in concert with him, for any interests in shares of the company during the 12 months prior to the announcement of the offer and not be conditional on anything other than the securing of acceptances which will result in the offeror and persons acting in concert with him holding shares carrying more than 50% of the voting rights.

Shareholder Proposals

The CBCA provides that a shareholder who holds at least 1% of the total number of outstanding voting shares of the corporation, provided that such voting shares have a fair market value of at least $2,000, may submit to the corporation notice of any matter that the shareholder proposes to raise at a meeting called by the corporation and may discuss any such matter at the meeting.  If such a proposal is submitted to the corporation at least 90 days before the anniversary of the date of the notice of meeting that was sent to shareholders in connection with the previous annual meeting of shareholders, a corporation who receives such a proposal is required to set out the proposal in its management information circular.

As well as providing a right for shareholders to requisition general meetings of a company (which is mentioned above), the CJL permits members of a company who represent not less than 10% of the total voting rights of all members entitled to vote on the particular resolution, to require the company to circulate a written resolution within 21 days of becoming subject to the requirement to circulate the resolution.

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The Articles will give Shareholders the right to require the Company to circulate to Shareholders entitled to receive notice of the next general meeting notice of a resolution that is intended to be moved at the meeting.  Only Shareholders representing at least 5% of the total voting rights of all Shareholders who have a right to vote on the resolution at the meeting shall be entitled to exercise this right.  Further, such request must be received by the Company at least 90 days prior to the first anniversary of the prior year's annual general meeting.

Notice and Disclosure Obligations

The CBCA does not contain notice and disclosure provisions.  The Articles, however, will include provisions similar to those that govern English listed companies, which will enable the Company to establish who ultimately owns its shares.  Such provisions will permit the Company to give a disclosure notice to any person whom the Company knows or has reasonable cause to believe is interested in the Company's shares or has been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued (the "Disclosure Period").  The disclosure notice may require the person to confirm whether he, she or it has such an interest and, if she, or it holds, or has held such interest during the Disclosure Period, to provide further information as may be required, including particulars of his, her, or its past or present interest in the shares held during the Disclosure Period.

Further, the disclosure notice may require the person to whom it is addressed, where his, her or its interest is a present interest and another interest in the shares subsists, or another interest in the shares subsisted during the Disclosure Period at a time when his, her, or its interest subsisted, to give such particulars with respect to that other interest as may be required by the notice.  These particulars may include the identity of persons interested in the shares and whether persons interested in the shares are or were parties to an agreement to acquire interests in a particular company or an agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares or the nature and extent of any interest in the shares.

The disclosure notice may also require the person to whom it is addressed, where his, her, or its interest is a past interest, to give particulars of the identity of the person who held that interest immediately after him, her or it.

If a person interested in less than 0.25% of the shares of a class receives a disclosure notice and does not provide the necessary information in the requisite time period, that person will not be entitled to vote personally or by proxy at any meeting of Shareholders or exercise any other right regarding meetings of the Company conferred by membership.

If a person who is interested in 0.25% or more of the shares of a class receives a disclosure notice and does not provide the necessary information in the requisite time period, that person will not be entitled to vote personally or by proxy, at any meeting of Shareholders or to exercise any other right regarding meetings of the Company conferred by membership, to receive a dividend, or to transfer or agree to transfer any shares or rights therein.

The Articles will also incorporate Chapter 5 of the UK Listing Authority's Disclosure and Transparency Rules (the "Rules") with respect to vote holder and issuer notification rules, which AIM considers best practice for foreign companies to adopt.  If the Company determines that a Shareholder has not complied with the Rules, by delivering a notice to such Shareholder, the Company may suspend the right of the Shareholder to vote its shares in person or by proxy at any meeting of the Company, withhold any dividend or other amount payable with respect to the defaulting Shareholder's shares, render ineffective the defaulting Shareholder's election to receive shares instead of cash in respect of any dividend, and prohibit the transfer of the defaulting Shareholder's shares, except with the Company's consent.

SECURITIES MATTERS
As a result of the Continuance, the Depository Interests ("DIs") over Canadian shares that are currently traded on AIM in London will be DIs over Jersey shares, which will have a new ISIN and SEDOL.  Under the AIM Rules, this requires a readmission of the Company's Common Shares to trading on AIM, albeit as a "quoted applicant," as defined in Rule 2 of the AIM Rules, and accordingly, the readmission will not require a full admission document, but rather a Schedule 1 to be submitted to AIM, no less than 20 business days prior to the date of readmission.  It is currently expected that the readmission date will be March 21, 2016.  This is subject to AIM approval and completion by the Company of all of AIM's requirements.  The Schedule 1 will be made available on the Company's website.  It is not expected that this process will create any further interruption to the normal trading facilities of AIM afforded to Shareholders.

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Similarly, the Common Shares will have a new CUSIP and ISIN.  It is not anticipated that this will affect trading on the TSX or OTCQX.  The Company will continue to be a reporting issuer in the provinces of Ontario and British Columbia and to comply with Canadian public disclosure requirements and the United States ("U.S.") disclosure requirements applicable to it.

It is expected that the Common Shares will, following the Continuance, continue to be tradeable through the relevant book-based systems in North America (the Canadian Depository for Securities and its U.S. counterpart, The Depository Trust Company) and in the U.K. (CREST).  Trading in Common Shares following the Continuance would be under the new ISIN, SEDOL and CUSIP numbers referred to above.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the "Tax Act") as of the date hereof, generally applicable to the Company and Shareholders, including those who choose to exercise Dissent Rights (defined below under the heading "Rights of Dissent to the Continuance"). This summary only applies to Shareholders who are and remain at all relevant times resident in Canada for purposes of the Tax Act and any applicable tax treaty.

This summary is not applicable to a Shareholder who (i) is a "financial institution" for the purposes of the mark-to-market rules contained in the Tax Act, (ii) is a taxpayer whose "functional currency" for the purposes of the Tax Act is the currency of a country other than Canada; (iii) has entered into, or will enter into, a "derivative forward agreement" or a "synthetic disposition arrangement" as defined in the Tax Act with respect to shares of the Company; or (iv) a Shareholder whose share ownership in the Company is such that the Company will be a "foreign affiliate" of such Shareholder following the Continuance. Such Shareholders should consult their own advisors.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Company or a Shareholder.  This summary is of a general nature only and is not intended to be legal or tax advice to the Company or a Shareholder.  Shareholders should consult their own tax advisors for advice with respect to the tax consequences of the Continuance based on their particular circumstances.

This summary is based upon the provisions of the Tax Act in force on the date of this Circular and the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA") publicly available prior to the date of this Circular. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the "Proposed Amendments") and assumes that the Proposed Amendments will be enacted in their current form. There can be no assurance that any of the Proposed Amendments will be implemented in their current form or at all. Except for the Proposed Amendments, this summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, or changes in the administrative or assessing practices and policies of the CRA. In addition, this summary does not take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed in this Circular.

The Company

While the Company is incorporated in Canada, it is deemed to be resident in Canada for purposes of the Tax Act.  In addition, the Company would also be considered a resident of Canada if its "central management and control" is located in Canada.

When the Company is granted the Certificate of Continuance, thereafter it will be considered to have been incorporated in Jersey and will cease to be deemed to be a resident in Canada unless its "central management and control" continues to be located in Canada.  The Company intends to relocate its "central management and control" to Jersey simultaneously with the Continuance.  Hence, the Company should cease to be resident in Canada immediately following the Continuance.

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The Company will be deemed to have a taxation year end immediately before the Continuance.  There will also be a deemed disposition of each property owned by the Company immediately before such taxation year end for proceeds of disposition equal to its fair market value at that time.  The Company will also be required to pay a one-time tax upon emigration from Canada.  The Company does not expect any tax payable as a result of the deemed disposition of its properties and its emigration from Canada.

Shareholders

Except as described below under the heading "Rights of Dissent to the Continuance", a Shareholder will not dispose of his or her Common Shares solely as a consequence of the Continuance.

Dividends Received after Continuance

Dividends received or deemed to be received by a Shareholder after the Continuance will be required to be included in computing the Shareholder's income.  As a consequence of the Company ceasing to be a resident of Canada, the following provisions in the Tax Act governing dividends or deemed dividends will no longer apply:

(a)	A Shareholder who is an individual will not benefit from the gross-up and dividend tax credit rules.
(b)	A corporate Shareholder will no longer be able to deduct the amount of the dividends in computing its taxable income.
(c)	Dividends received by a corporate Shareholder that is a "private corporation" or "subject corporation" as defined in the Tax Act will no longer be liable to tax under Part IV of the Tax Act.
Foreign Property Information Reporting after Continuation

Subsequent to the Continuance, a Shareholder may need to comply with certain foreign property information reporting applicable to a "specified Canadian entity" holding "specified foreign property" (as such terms are defined in the Tax Act) with a tax cost which exceeds CAD$100,000.  Shareholders should consult their own tax advisors as to whether they must comply with these reporting requirements.

Shareholders with Tax-Exempt Status

Currently, a Common Share is a "qualified investment" for trusts governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan, registered education savings plan, registered disability savings plan or tax-free savings account ("TFSA") by virtue of the fact that the Company's shares are listed on the TSX.  It is the Company's intention that the Common Shares will remain listed on the TSX following the Continuance, such that they will thereby remain "qualified investments."

The Continuance, in and of itself, will not affect the "prohibited property" status of the Common Shares for trusts governed by a TFSA, RRSP, or RRIF.

Dissenting Shareholders

A dissenting Shareholder will be entitled to be paid by the Company the fair value of the Common Shares held by that Shareholder. The Company anticipates that the redemption of any Common Shares held by dissenting Shareholders will occur after the Continuance.

The amount paid to a Canadian resident Shareholder who dissents to the Continuance should be treated as receiving proceeds of disposition of the relevant Common Shares. Accordingly, the dissenting Canadian resident Shareholder will recognize a capital gain (or loss) in the amount by which the amount received as proceeds for the disposition of the Common Shares exceeds (or is less than) the shareholder's adjusted cost base of the Common Shares.  Interest awarded to a dissenting Shareholder by a court will be included in that Shareholder's income for the purposes of the Tax Act.

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Generally, one-half of any capital gain (a "taxable capital gain") realized by a shareholder in a taxation year must be included in the shareholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a shareholder in a taxation year must be deducted from taxable capital gains realized by the shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on its "aggregate investment income" for the year, which is defined to include interest and the "eligible portion" of taxable capital gains.  Proposed Amendments announced by the Department of Finance on December 7, 2015 would increase the rate of such tax to 10⅔%.  Capital gains realized by individual or certain trusts may give rise to a liability for alternative minimum tax.  A capital loss realized by a corporation may be reduced in certain circumstances by dividends previously received or deemed to have been received thereon. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust. A Shareholder to whom these rules may be relevant should consult his, her, or its own advisors.

CERTAIN JERSEY TAX CONSIDERATIONS
The Board intends to conduct the Company's affairs such that, based on current law and practice of the relevant tax authorities, the Company will not become resident for tax purposes in any other territory other than Jersey. It is assumed that the Company does not become resident in a territory other than Jersey.

The following summary of the anticipated treatment of the Company and Shareholders is based on Jersey taxation law as it is understood to apply at the date of this document.

It does not constitute legal or tax advice. Shareholders should consult their professional advisers on the implications of acquiring, buying, holding, selling or otherwise disposing of Common Shares under the laws of the jurisdictions in which they may be liable to taxation. Shareholders should be aware that tax laws, rules and practice and their interpretation may change.

General

Under current Jersey law, there are no capital gains, capital transfer, gift, wealth or inheritance taxes or any death or estate duties. No stamp duty is levied in Jersey on the issue, conversion, redemption or transfer of shares. On the death of an individual shareholder (whether or not such individual was domiciled in Jersey), duty at rates of up to 0.75% of the value of the relevant shares may be payable on the registration of any Jersey probate or letters of administration which may be required in order to transfer, convert, redeem or make payments in respect of shares held by a deceased individual sole shareholder.

Income Tax – The Company

Under the Income Tax (Jersey) Law 1961 (as amended) (the "Tax Law"), from January 1, 2009, the standard rate of income tax on the profits of companies regarded as resident in Jersey or having a permanent establishment in Jersey is 0% ("zero tax rating"). Certain exceptions from zero tax rating apply, namely:

(a)	companies which are regulated by the JFSC under certain sections of the Financial Services (Jersey) Law 1998, the Banking Business (Jersey) Law 1991 or the Collective Investment Funds (Jersey) Law 1988 shall be subject to income tax at a rate of 10% (these companies are defined as "financial services companies" in the Tax Law);

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(b)	specifically identified utility companies shall be subject to income tax at a rate of 20% (these companies are defined as "utility companies" in the Tax Law); and
(c)	any income derived from the ownership or disposal of land in Jersey and companies involved in the importation or supply of hydrocarbon oil in Jersey shall be subject to income tax at a rate of 20%.
It is anticipated that the Company will be subject to a zero tax rating.

Income Tax – The Shareholders

Shareholders who are not resident for income tax purposes in Jersey will not be subject to taxation in Jersey in respect of any income or gains arising in respect of shares held by them.

Shareholders who are resident for income tax purposes in Jersey will be subject to income tax in Jersey at the standard rate of 20% on any dividends paid on shares held by them or on their behalf. The provisions of Article 134A (Power of Comptroller to make assessment to prevent avoidance of income tax) of the Tax Law may, in certain circumstances, render investors who are resident in Jersey liable to income tax on the undistributed income of the Company.

Withholding Tax – The Company

Jersey companies chargeable to corporate income tax at the 0% rate are not obliged or entitled to deduct withholding tax on dividends.  Where companies are chargeable to Jersey income tax at the 10% or 20% rates, dividends will be paid to shareholders following the payment of such tax by the company. The Jersey income tax paid on the company's income represented by such dividend will be available to the relevant shareholders as tax credits against such shareholders' personal liabilities to Jersey income tax.

It is anticipated that the Company will be subject to a zero tax rating and therefore not obliged or entitled to deduct withholding tax on dividends.

Goods and Services Tax

Pursuant to the Goods and Services Tax (Jersey) Law 2007 (the "2007 Law"), tax at a rate which is currently 5% applies to the supply of retail goods and services, unless the relevant supplier or recipient of such goods and services is registered as an "international services entity".

The Company is expected to be an "international services entity" within the meaning of the 2007 Law, having satisfied the requirements of the Goods and Services Tax (International Services Entities) (Jersey) Regulations 2008, as amended and, as long as it continues to be such an entity, a supply of goods or of a service made by or to the Company shall not be a taxable supply for the purposes of the 2007 Law.

Tax Information Exchange

A paying agent established in Jersey that makes "interest payments" (as defined in the Taxation (Agreements with European Member States) (Jersey) Regulations 2005 (the "Regulations")) to an individual beneficial owner resident in an EU Member State that is a "contracting party" (as defined in the Regulations) is obliged to communicate details of such payments to the Comptroller of Taxes in Jersey who, pursuant to the Regulations, must provide such information to the tax authorities of the EU Member State in which the beneficial owner is resident.

Identification of Shareholders

The Company can be required to make a return to the Comptroller of Income Tax in Jersey, on request, of the names, addresses and shareholdings of Jersey resident Shareholders (in practice this return will not be required at more frequent intervals than once a year).

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the Continuance and the ownership and disposition of Common Shares after the Continuance. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Continuance or as a result of the ownership and disposition of Common Shares after the Continuance. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. Medicare contribution, U.S. state and local, or non-U.S. tax consequences to U.S. Holders of the Continuance and the ownership and disposition of Common Shares after the Continuance. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Continuance and the ownership and disposition of Common Shares after the Continuance.
No opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Continuance or the ownership and disposition of Common Shares after the Continuance. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
Scope of This Disclosure
Authorities
This summary is based on the U.S. Code (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed) ("Treasury Regulations"), published rulings of the IRS, published administrative positions of the IRS, the Convention between Canada and the U.S. with respect to taxes on income and capital of 1980, as amended (the "Canada-US Tax Convention (1980)"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares participating in the Continuance or exercising dissent rights pursuant to the Continuance that is for U.S. federal income tax purposes:
1.	an individual who is a citizen or resident of the U.S.;
2.	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
3.	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
4.	a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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Non-U.S. Holders
For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Common Shares participating in the Continuance or exercising dissent rights pursuant to the Continuance that is not a partnership (or other "pass-through" entity) for U.S. federal income tax purposes and is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Continuance or the ownership and disposition of Common Shares after the Continuance. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the Continuance and the ownership and disposition of Common Shares after the Continuance.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations of the Continuance or the ownership and disposition of Common Shares after the Continuance to U.S. Holders that are subject to special provisions under the Code, including (except as otherwise specifically noted) U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares; and (i) acquired Common Shares by gift or inheritance.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-US Tax Convention (1980). U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the Continuance and the ownership and disposition of Common Shares after the Continuance.
If an entity or arrangement that is classified as a partnership (including any other "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership (or entity) of participating in the Continuance and the ownership and disposition of Common Shares after the Continuance generally will depend on the activities of the partnership (or entity) and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership (or entity) or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Continuance and the ownership and disposition of Common Shares after the Continuance.
Pre-2007 Shareholders Not Addressed
U.S. Holders should note that the Company may have been a "passive foreign investment company" ("PFIC") for 2006 and prior tax years.  A foreign (non-U.S.) corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is passive income (the "income test"); or (ii) 50% or more of the value of its assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets.
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If the Company was a PFIC as to a U.S. Holder at any time during such U.S. Holder's holding period for Common Shares, then (absent certain elections) it would continue to be a PFIC as to such U.S. Holder and as to such Common Shares.  The tax consequences to U.S. Holders as to whom the Company is a PFIC are beyond the scope of this discussion.
The Company believes that it was not a PFIC for its tax years ending December 31, 2007 through 2014. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year ending December 31, 2015 and the foreseeable future.  The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the Company will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company and the application of the PFIC rules to the Common Shares and the consequences of being treated as the owner of subsidiary PFICs.
The Company has not made a determination regarding its status as a PFIC for tax years before 2007. Therefore, this discussion addresses only the U.S. federal income tax treatment of U.S. Holders who purchased their Common Shares after December 31, 2006.
The rules applicable to shareholders of PFICs are highly complex, and U.S. Holders who acquired Common Shares before January 1, 2007, or after that date by gift or inheritance, are advised to consult their own tax advisors regarding the U.S. federal income tax consequences of owning stock in a PFIC, as well as the potential availability of certain elections to mitigate the adverse U.S. federal income tax consequences of owning stock in a PFIC.
Certain U.S. Federal Income Tax Consequences of the Continuance
The Continuance should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code (an "F Reorganization") and generally should not represent a taxable transaction to the Company for U.S. federal income tax purposes, provided that holders of not more than 1% of the Company shares entitled to vote on the Continuance elect to exercise dissent rights.  Under IRS guidance, if holders of less than 1% of the Common Shares entitled to vote on the Continuance exercise dissent rights, the Continuance should qualify as an F Reorganization.
If the Continuance does not qualify as an F Reorganization for the reason stated above, it should qualify as a tax-free transaction to the Company under Section 368(a)(1)(D) of the Code (a "D Reorganization"), unless the Company is required to use an amount of its assets to satisfy claims of Shareholders exercising dissent rights, which would prevent the Company from transferring substantially all of its assets to the continued Company.  Historically, for advance ruling purposes, the IRS defines "substantially all" to mean 70% of the fair market value of a company's gross assets and at least 90% of the fair market value of a company's net assets.  In determining if the continued Company acquires "substantially all" of the assets of the Company, payments of cash by the Company to Shareholders exercising dissent rights will not be considered assets acquired by the continued Company.  The Company will satisfy the "substantially all" test unless it is required to pay to Shareholders exercising dissent rights more than 30% of the fair market value of its gross assets or more than 10% of the fair market value of its net assets.  The Company anticipates that the amount it may be required to pay to Shareholders exercising dissent rights will not prevent it from transferring "substantially all" of its assets to the Company within the meaning of the IRS ruling guidelines.  Based on all relevant facts, the Company expects the Continuance to qualify as a tax-free F Reorganization or D Reorganization for U.S. federal income tax purposes.
If the Continuance qualifies as a tax-free F Reorganization or D Reorganization, then the following U.S. federal income tax consequences will result for U.S. Holders:
1.	no gain or loss will be recognized by U.S. Holders;

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2.	the aggregate tax basis of the Common Shares after the Continuance will be equal to the aggregate tax basis of the Common Shares immediately prior to the Continuance;
3.	the holding period for the Common Shares after the Continuance will include such U.S. Holder's holding period for the Common Shares held immediately prior to the Continuance; and
4.	U.S. Holders generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Continuance occurs, and to retain certain records related to the Continuance.
In the event the Continuance does not qualify as either an F Reorganization or a D Reorganization, a U.S. Holder would recognize gain or loss with respect to its Common Shares equal to the difference between the U.S. Holder's tax basis in its Common Shares and the fair market value, as of the effective time of the Continuance, of the Common Shares.  In such event, a U.S. Holder's aggregate tax basis in the Common Shares after the Continuance would equal its fair market value and such U.S. Holder's holding period would begin the day after the Continuance.  Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
U.S. Holders Exercising Dissent Rights
A U.S. Holder that exercises dissent rights and is paid cash in exchange for all of such U.S. Holder's Common Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the U.S. dollar value of the foreign currency received by such U.S. Holder in exchange for such U.S. Holder's Common Shares (other than amounts, if any, that are, or are deemed to be, interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the adjusted tax basis of such U.S. Holder in such Common Shares surrendered. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the holding period with respect to such Common Shares is more than one year as of the date of the exchange. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
Ownership of Common Shares After the Continuance
The following discussion is subject in its entirety to the PFIC rules discussed below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership and Disposition of Common Shares."
Distributions With Respect to Common Shares
A U.S. Holder that receives a distribution (including a constructive distribution) with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares, and (b) thereafter, as gain from the sale or exchange of such Common Shares. (For a more detailed discussion, see below under the heading "Disposition of Common Shares"). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Company with respect to Common Shares will constitute ordinary dividend income. Dividends received on the Common Shares generally will not be eligible for the "dividends received deduction" available to U.S. corporate shareholders receiving dividends from U.S. corporations.
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A dividend paid by the Company to a U.S. Holder who is an individual, estate or trust generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a "qualified foreign corporation" ("QFC") and certain holding period requirements for the U.S. Holder's Common Shares and other requirements are met. A non-U.S. corporation generally will be a QFC if its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, dividends paid by the Company would not be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a PFIC for the tax year during which the Company pays the dividend or for the preceding tax year. (See the section below under the heading "Passive Foreign Investment Company Rules Relating to the Ownership and Disposition of Common Shares"). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Disposition of Common Shares
A U.S. Holder will recognize capital gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's adjusted tax basis in the Common Shares sold or otherwise disposed of. Any such capital gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year at the time of the sale or other taxable disposition.
Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.
Passive Foreign Investment Company Rules Relating to the Ownership and Disposition of Common Shares
If the Company is or becomes a PFIC, the preceding section of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the ownership and disposition of Common Shares.  The U.S. federal income tax consequences of owning and disposing of Common Shares if the Company is or becomes a PFIC are described below.
If the Company were to constitute a PFIC for any tax year during a U.S. Holder's holding period, then certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder as a result of the ownership and disposition of Common Shares.
Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and the foreseeable future.  The determination of whether any non-U.S. corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any non-U.S. corporation is a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that the Company will or will not be a PFIC for the current tax year or any future tax year or that the IRS will not challenge any determination made by the Company (or any subsidiary of the Company) concerning its PFIC status. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Company and any subsidiary of the Company and the application of the PFIC rules to the Common Shares and the consequences of being treated as the owner of subsidiary PFICs.
In any tax year in which the Company is a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and other IRS guidance may require.  In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax.  U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.
The Company generally will be a PFIC for a tax year if, after the application of certain "look-through" rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary that satisfies the "income test" or the "asset test", each as defined above under the heading "Pre-2007 Shareholders Not Addressed."  For those purposes, "gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a non-U.S. corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.  If the Company were a PFIC for any tax year, certain non-U.S. subsidiaries in which the Company has a direct or indirect interest could also be PFICs with respect to U.S. Holders.
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If the Company were a PFIC in any tax year during which a U.S. Holder held Common Shares, such holder generally would be subject to special rules with respect to any "excess distribution" made by the Company on the Common Shares and with respect to gain from the disposition of the Common Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the tax year of the disposition or excess distribution and to any tax year prior to the first year in which the Company was a PFIC would be taxed as ordinary income, and amounts allocated to all other tax years would be taxed as ordinary income at the highest tax rate in effect for each such tax year and an interest charge at a rate applicable to underpayments of tax would apply.  Any loss realized on the disposition of Common Shares would generally not be recognized.
While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the "QEF Election" under Section 1295 of the Code and the "Mark-to-Market Election" under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.
U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements or make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any subsidiary of the Company that also is classified as a PFIC.  U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules for the Company and any subsidiary of the Company that is also a PFIC to mitigate these adverse tax consequences.
Additional Considerations
Foreign Tax Credit
A U.S. Holder that pays (whether directly or through withholding) non-U.S. income tax in connection with the Continuance or in connection with the ownership or disposition of Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such non-U.S. income tax paid.  Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable non-U.S. taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.
Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a non-U.S. corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a non-U.S. corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
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Receipt of Foreign Currency
The amount of any distribution or proceeds paid in non-U.S. currency to a U.S. Holder in connection with the ownership of Common Shares, or on the sale, exchange or other taxable disposition of Common Shares, or any foreign currency received in connection with the Continuance (including, but not limited to, U.S. Holders exercising dissent rights), will generally be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of such amount, regardless of whether the foreign currency or other non-U.S. currency is converted into U.S. dollars at that time. If the foreign currency or other non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency or other non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency or other non-U.S. currency and engages in a subsequent conversion or other disposition of the foreign currency or other non-U.S. currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally would be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method.  Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency or other non-U.S. currency.
Information Reporting and Backup Withholding Tax
Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, the Company. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of "specified foreign financial assets" includes not only financial accounts maintained in non-U.S. financial institutions, but also, if held for investment and not in an account maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.
Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (a) distributions on the Common Shares, (b) proceeds arising from the sale or other taxable disposition of Common Shares, or (c) any payments received in connection with the Continuance (including, but not limited to, U.S. Holders exercising dissent rights) generally may be subject to information reporting.  In addition, backup withholding, currently at a rate of 28% , may apply to such payments if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of, and procedures for obtaining, an exemption from backup withholding.
The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding applicable reporting requirements and the information reporting and backup withholding rules.
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RISK FACTORS
This Circular should be read in conjunction with the Company's annual management discussion and analysis ("MD&A") dated as of March 27, 2015, and interim MD&As thereafter, which disclose certain general risks faced by the Company and its subsidiaries.  In addition to these general risks, the Company has identified three additional risks with respect to the Continuance, which are described below.  Accordingly, Shareholders should consider carefully the specific risk factors set out below in addition to the other information contained in this Circular. The Company considers the following risks to be the most significant, but these risks are not set out in any particular order of priority. In particular, the Company's performance may be materially and adversely affected by changes in the market and/or economic conditions and by changes in the laws and regulations (including any tax laws and regulation) relating to, or affecting, the Company or the interpretation of such laws and regulations.
If any of the risks identified below and in the Company's MD&As materialise, the business, financial condition, results or future operations of the Company could be materially and adversely affected. In such circumstances, the trading price of the Common Shares could decline and Shareholders could lose part or all of their investment in the Common Shares. In addition, the risks below, as well as those in the Company's MD&As, are not the only risks to which the Company may be subject. The Company may be unaware of certain risks or believe certain risks to be immaterial which later prove to be material.
Therefore, the information set out in this Circular should be carefully considered, together with the risks normally associated with businesses of a similar nature to the Company, the risks disclosed in the Company's MD&As mentioned above, and those risks described below which solely relate to the Continuance.
Changes to the Tax Law in Jersey
The rates of taxation in Jersey may change, which could adversely affect the financial prospects of the Company and/or the returns available to Shareholders. The tax rates in Jersey referred to in this Circular are those prevailing  as at the date of this Circular.  Any change in these rates or in Jersey tax legislation could impose a new tax liability or increase an existing tax liability.
Maintenance of Tax Residence in Jersey
In order to ensure the Company does not become tax resident in any jurisdiction other than Jersey, the Company will be required to be controlled and managed in Jersey. The composition of the Board, the place of residence of the individual members of the Board and senior management and the location(s) in which the Board makes decisions will be important in ensuring that the Company does not become tax resident in any jurisdiction other than Jersey. Following the Continuance, the Company must also ensure that management and control decisions are made in Jersey, so that the Company does not become tax resident in a jurisdiction other than Jersey. Failure to maintain tax residence in Jersey could potentially lead to the Company being considered tax resident in a jurisdiction other than Jersey, which in turn could have a material adverse effect on the Company's business, financial condition and prospects and/or operating results.  To address this risk, the Company intends to maintain a head office in Jersey, to have at least one executive director resident in Jersey and to hold regular meetings of the Board in Jersey.
Rights of Shareholders and Fiduciary Duties owed by the Board will be Governed by Jersey Law and the M&A
It is intended that the Company be continued under the CJL. The rights of Shareholders and the fiduciary duties that the Board owes to the Company and Shareholders will be governed by Jersey law and the M&A.  As a result, the rights of Shareholders and the fiduciary duties owed to them and the Company will differ from those under the CBCA and may differ in material respects from the rights and duties that would be applicable if the Company were organized under the laws of a different jurisdiction or if the Company was not permitted to vary such rights and duties in its M&A. See above under the headings "Comparison between Canada and Jersey Corporate Law" and "Other Implications Affecting the Company and Securityholders."
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RIGHTS OF DISSENT TO THE CONTINUANCE
The CBCA expressly provides Registered Shareholders with the right to dissent to the Continuance (the "CBCA Dissent Rights"). If the Continuance Resolution is approved, any Shareholder who dissents to the Continuance is entitled to be paid by the Company the fair value of the Common Shares held on behalf of any one beneficial owner and registered in such Shareholder's name, in accordance with Section 190 of the CBCA. The fair value of Shareholders' Common Shares will be determined as of the close of business on the business day before the approval of the Continuance Resolution.

The following summary does not purport to be a comprehensive description of the procedures to be followed by a Shareholder seeking to exercise its CBCA Dissent Rights with respect to the Continuance Resolution and is qualified in its entirety by reference to Section 190 of the CBCA, which is set out in "Schedule D – Dissent Rights" to this Circular.

The CBCA requires strict adherence to the procedures it establishes.  Failure to adhere to such procedures may result in a Shareholder's loss of all CBCA Dissent Rights with respect to the Continuance Resolution. Accordingly, each Shareholder who wishes to exercise CBCA Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA and consult its legal and tax advisors.

CBCA Dissent Rights are restricted by Section 190(3) of the CBCA, which stipulates that there shall be no partial dissent.  Shareholders wishing to exercise their CBCA Dissent Rights may only claim with respect to all of the Common Shares held on behalf of any one beneficial owner and registered in its own name.

Many Common Shares are beneficially owned by a Non-Registered Shareholder and such Common Shares are registered either (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of such Common Shares, such as banks, trust companies, securities brokers, trustees and other similar entities, or (ii) in the name of a depository, such as CDS, of which the Intermediary is a participant. Accordingly, a Non-Registered Shareholder is not entitled to exercise his or her CBCA Dissent Rights directly (unless the Common Shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder who wishes to exercise CBCA Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Common Shares and either: (i) instruct the Intermediary to exercise the CBCA Dissent Rights on the Non-Registered Shareholder's behalf (which, if the Common  Shares are registered in the name of CDS or any other clearing agency, may require that such Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such Common Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would have to exercise the CBCA Dissent Rights directly.

Pursuant to subsection 190(5) of the CBCA, a dissenting Shareholder who seeks payment of the fair value of its Common Shares must deliver to the Company a written objection to the Continuance at or before the Meeting (or, if the Meeting is adjourned or postponed, at or before the reconvened or postponed Meeting). If the written objection is delivered before the Meeting, it is to be delivered to the Company at its head office: Caledonia Mining Corporation, Attention CEO, Suite 4009, 1 King Street West, Toronto, Ontario M5H 1A1.

A vote against the Continuance Resolution, an abstention from voting on the Continuance Resolution, or the execution or exercise of a proxy to vote against the Continuance Resolution does not constitute a notice of dissent.  However, a Shareholder need not vote against the Continuance Resolution in order to dissent. Further, a Shareholder who consents to or votes in favour of the Continuance Resolution, other than as a proxy for another Shareholder whose proxy required an affirmative vote, or otherwise acts inconsistently with the dissent, will not be entitled to exercise any CBCA Dissent Rights.

If the Continuance Resolution is approved by the Shareholders, the Company must notify each Shareholder who sent a written objection in respect of the Continuance (unless such Shareholder voted for the Continuance Resolution or has withdrawn its objection).  Within 20 days of receiving such notice from the Company, (or, if such dissenting Shareholder does not receive such notice, within 20 days after learning of the approval of the Continuance Resolution), the dissenting Shareholder must send to the Company a written notice containing its name and address, the number of Common Shares in respect of which the Shareholder dissents and a demand for payment of the fair value of such Common Shares.  Within 30 days of sending such written notice, the Shareholder must send to the Company or Computershare the Common Share certificate(s) in respect of which the Shareholder dissents.

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A dissenting Shareholder who fails to send such Common Share certificates to the Company within 30 days forfeits the right to make a claim under Section 190 of the CBCA. Computershare will endorse on the share certificates received from a dissenting Shareholder a notice that the Shareholder is exercising his or her CBCA Dissent Rights and will forthwith return the certificates to such Shareholder.

Pursuant to section 190 of the CBCA, upon sending a written demand for payment to the Company, a Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Shareholder's Common Shares, which fair value shall be determined as of the close of business on the business day before the adoption of the Continuance Resolution, except where:

(a)	the dissenting Shareholder withdraws the demand for payment before the Company makes an offer to purchase the Common Shares in respect of which the Shareholder dissents,
(b)	the Company fails to make an offer to purchase such Common Shares and the dissenting Shareholder withdraws the demand for payment, or
(c)	the Board terminates the application for the Continuance, in which case the rights as a Shareholder will be reinstated as of the date the dissenting Shareholder sent the demand for payment.
If the Continuance becomes effective, the Company will be required to send to each dissenting Shareholder who has sent demand for payment, not later than seven days after the later of (i) the day the Continuance Resolution is approved, or (ii) the day on which the Company receives the demand for payment, a written offer to pay for such Shareholder's Common Shares such amount as the Board considers fair value and a statement showing how the fair value was determined.

The Company must pay for the Common Shares of a dissenting Shareholder within 10 days after an offer to pay has been accepted by such dissenting Shareholder.  Any such offer lapses, however, if the Company does not receive an acceptance thereof within 30 days after such offer is made. If the Company fails to make an offer to pay or a dissenting Shareholder fails to accept such an offer, the Company may, within 50 days after the Continuance Resolution is approved or within such further period as the Court (defined below) may allow, apply to the Ontario Superior Court of Justice (the "Court") to fix the fair value of such Common Shares. There is no obligation of the Company to apply to the Court. If the Company fails to make such an application, a dissenting Shareholder has the right to so apply within a further 20 days, or within such further period as the Court may allow. A dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all dissenting Shareholders whose Common Shares have not been purchased by the Company will be joined as parties and be bound by the decision of the Court, and the Company will be required to notify each affected dissenting Shareholder of the date, place and consequences of the application and of the right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other person is a dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Common Shares of all dissenting Shareholders who have not accepted an offer to pay from the Company. The final order of the Court will be rendered against the Company in favour of each dissenting Shareholder and for the amount of Common Shares as fixed by the court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such dissenting Shareholder from the date the Continuance Resolution is approved until the date of payment.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of fair value of its Common Shares. Section 190 of the CBCA requires strict compliance with the procedures established therein.  Failure to so comply may result in the loss of a Shareholder's CBCA Dissent Rights. Accordingly, each Shareholder who desires to exercise its CBCA Dissent Rights should (i) carefully consider and comply with Section 190 of the CBCA, the full text of which is set out in "Schedule D – Dissent Rights" to this Circular, (ii) consult his, her or its own legal advisor, and (iii) consult his, her, or its own tax advisor regarding the income tax consequences of such action.

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SHAREHOLDER APPROVAL OF THE CONTINUANCE RESOLUTION
The Shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, the Continuance Resolution, the full text of which is set out in "Schedule B – Continuance Resolution" to this Circular. The Continuance Resolution is a special resolution, which means that in order to be effective, it must be approved by not less than 66 2/3% of the votes cast by the Shareholders who vote on the Continuance Resolution.

RECOMMENDATION OF THE BOARD
After careful consideration of several factors considered relevant by the Board, the Board hereby unanimously recommends that Shareholders vote FOR the Continuance Resolution. Common Shares represented by proxies in favour of management nominees will be voted FOR the Continuance Resolution, unless such Shareholder has specified otherwise in his, her or its proxy.

PART III - MISCELLANEOUS
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
None of the directors or executive officers of the Company, and, to the knowledge of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
To the knowledge of the Company, no informed person of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year, and no associate or affiliate of any of them has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction that has materially affected or would materially affect the Company other than as disclosed in this Circular.
OTHER MATTERS TO BE ACTED UPON
The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.
AUDITORS
The auditors of the Company are KPMG Inc. of 85 Empire Road, Parktown 2193, South Africa, who have been auditors of the Company since April 30, 2013.
LEGAL ADVISORS
The legal advisers of the Company are:
As to Canadian law:

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Borden Ladner Gervais LLP
Scotia Plaza
40 King Street West
Toronto, Ontario, Canada M5H 3Y4
As to English law:
Memery Crystal LLP
44 Southampton Buildings
London WC2A 1AP

As to Jersey law:

Walkers
PO Box 72
Walker House
28-34 Hill Street
St Helier
Jersey JE4 8PN
Channel Islands

PRINCIPAL BANKERS
The principal bankers of the Company are:
Barclays Bank PLC
1 Churchill Place
Canary Wharf
London E14 5HP

STATED CAPITAL
The stated capital of the Company is currently $57,607,000.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company's website.  Financial information is provided in the Company's comparative financial statements prepared and audited to December 31, 2014 and in its annual MD&A dated as of March 27, 2015, and interim MD&A thereafter.
Copies of any of the documents described in the Circular are available on the Company's website at www.caledoniamining.com.  They also can be obtained by contacting the Company at:
Suite 4009, 1 King Street West,
Toronto, Ontario, Canada M5H 1A1
Phone: 1‑416‑369‑9835
email: info@caledoniamining.com

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APPROVAL

The content of this Circular has been approved by the Board.

DATED as of the 31st day of December, 2015.

By order of the Board of Directors of Caledonia Mining Corporation

(signed) "Steve Curtis"

Steve Curtis
Chief Executive Officer

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SCHEDULE A – MEMORANDUM AND ARTICLES OF ASSOCIATION
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SCHEDULE B – CONTINUANCE RESOLUTION
The text of the Continuance Resolution is as follows:

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	Caledonia Mining Corporation (the "Company") be and is hereby authorized to:

a.	make application pursuant to Article 127K of the Companies (Jersey) Law 1991, as amended (the "CJL") to the Jersey Financial Services Commission ("JFSC") to seek continuance of the Company as a company incorporated under the CJL under the name "Caledonia Mining Corporation Plc" (the "Continuance"); and

b.	make application to the Director under the Canada Business Corporations Act (the "CBCA") for the Director's authorization to permit the Continuance;

2.	Subject to the issuance by the Jersey Registrar of Companies of a certificate of continuance (the "Certificate of Continuance") and without affecting the validity of any act previously done by the Company under its charter documents or otherwise, the Memorandum and Articles of Association set out in "Schedule A – Memorandum and Articles of Association" to the management information circular of the Company dated December 31, 2015 are hereby adopted as the charter documents of the Company (and the Articles of Association shall be the "articles of continuance" under the CJL) and, in connection therewith, all amendments to the existing articles of the Company to be implemented by the adoption of the Memorandum and Articles of Association, including the change in the Company's name to "Caledonia Mining Corporation Plc," are hereby approved;

3.	Subject to the issuance of the Certificate of Continuance, the repeal of the Company's by-law is hereby authorized;

4.	For the purposes of the CJL:

a.	any purchase by the Company, following the completion of the Continuance, of any shares of any shareholder dissenting to the Continuance be and is hereby sanctioned as a special resolution; and

b.	the contract resulting from the acceptance by each dissenting shareholder of an offer to purchase made by the Company pursuant to section 190 of the CBCA, together with the Company's and such dissenting shareholder's obligations and rights under the CBCA in relation to such purchase, including the price at which the shares of dissenting shareholders are agreed or otherwise determined by a court to be purchased, shall form the purchase contracts between the Company and any shareholders dissenting to the Continuance, and all such contracts, if any, are hereby approved;

5.	Notwithstanding that this resolution has been passed by the shareholders of the Company, the directors of the Company are hereby authorized and empowered in their sole discretion, without further notice to, or approval of, the shareholders of the Company, to revoke this resolution and abandon the application for Continuance at any time prior to the issuance of the Certificate of Continuance; and

6.	Any one officer or one director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, applications, articles, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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SCHEDULE C – HOLDERS OF OPTIONS OF THE COMPANY
Option Holder Name	Exercise Price	Outstanding Options to December 31, 2015	Expiry Date
B. Babensee Consultant and former Director	$0.90 $1.30	40,000 175,000	September 10, 2017 January 31, 2016
Steve Curtis Chief Executive Officer and Director	$0.90 $1.30 $0.70	120,000 250,000 30,000	September 10, 2017 January 31, 2016 May 11, 2016
Peter Dell Chief Financial Officer – Zimbabwe	$0.90 $1.30	3,000 7,500	September 10, 2017 January 31, 2016
DSA Corporate Services Inc. J. Archibald (Corporate Secretary)	$0.80	25,000	October 8, 2020
David Henderson Non-Executive Director	$0.74	90,000	December 22, 2020
Johann Holtzhausen Director	$0.72	90,000	November 21, 2018
P. Human Employee	$0.90 $1.30	5,000 10,000	September 10, 2017 January 31, 2016
James Johnstone Director	$0.90 $1.30	40,000 160,000	September 10, 2017 January 31, 2016
Carl Jonsson Consultant and former Director	$0.90 $1.30	40,000 160,000	September 10, 2017 January 31, 2016
John L. Kelly Director	$0.90	90,000	September 10, 2017
Alexander Lawson Employee	$0.90 $1.30	3,000 7,500	September 10, 2017 January 31, 2016
Mark Learmonth Chief Financial Officer and Director	$0.90 $1.30	89,020 150,000	September 10, 2017 January 31, 2016
J. Liswaniso Consultant	$0.90 $1.30	7,500 10,000	September 10, 2017 January 31, 2016
Caxton Mangezi General Manager – Blanket	$0.90 $1.30	100,000 200,000	September 10, 2017 January 31, 2016
Richard Patricio Former Director	$0.90	90,000	February 7, 2016
Trevor Pearton Vice President Exploration	$0.90 $1.30	25,000 25,000	September 10, 2017 January 31, 2016

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Option Holder Name	Exercise Price	Outstanding Options to December 31, 2015	Expiry Date
Dana Roets Chief Operating Officer	$0.72	100,000	November 21, 2018
S. Smith Employee	$0.90 $1.30	2,400 6,000	September 10, 2017 January 31, 2016
Leigh Wilson Chairman and Director	$0.90	90,000	September 10, 2017

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SCHEDULE D – DISSENT RIGHTS
Reproduced below is the text of section 190 of the Canada Business Corporations Act, which entitles Shareholders to object to the Continuance Resolution and sets out the procedure for so doing.
Right to dissent
190.	(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to
(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;
(c)	amalgamate otherwise than under section 184;
(d)	be continued under section 188;
(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or
(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right
(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares
(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares
(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent
(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection
(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
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Notice of resolution
(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.
Demand for payment
(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing
(a)	the shareholder's name and address;
(b)	the number and class of shares in respect of which the shareholder dissents; and
(c)	a demand for payment of the fair value of such shares.
Share certificate
(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture
(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate
(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights
(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where
(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),
(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or
(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.
40

Offer to pay
(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice
(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or
(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms
(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.
Payment
(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court
(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court
(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue
(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs
(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties
(19) On an application to a court under subsection (15) or (16),
(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
41

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
Powers of court
(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers
(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order
(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.
Interest
(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies
(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies
(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may
(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or
(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation
(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or
(b)	the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

42

COMPANIES (JERSEY) LAW 1991
COMPANY LIMITED BY SHARES
MEMORANDUM OF ASSOCIATION
OF
CALEDONIA MINING CORPORATION PLC

1.	The name of the Company is Caledonia Mining Corporation Plc (the "Company").
2.	The Company is a public company.
3.	The Company is a no par value company.
4.	The Company is authorised to issue an unlimited number of shares with no par value of two classes, designated as Common Shares and Preference Shares.
5.	The liability of a member of the Company is limited to the amount unpaid (if any) on such member's share or shares.

Company no. [•]

Companies (Jersey) Law (1991) Public Company Limited by Shares

ARTICLES OF ASSOCIATION of CALEDONIA MINING CORPORATION PLC

Table of Contents
DEFINITIONS AND INTERPRETATION		1

1.	Definitions and interpretation	1
2.	Standard Table excluded	4
3.	Form of resolutions	4

SHARE CAPITAL		4

4.	Issue of and rights attached to shares	4
5.	Preference Shares	4
6.	Common Shares	6
7.	Payment of commissions	6
8.	Trusts not recognised	6
9.	Variation of rights	7
10.	Matters not constituting a variation of rights	7

CERTIFICATES		7

11.	Right to certificates	7
12.	Execution of certificates	7
13.	Replacement certificates	8
14.	Uncertificated securities	8

UNTRACED SHAREHOLDERS		9

15.	Power to sell shares of untraced shareholders	9
16.	Manner of sale and creation of debt in respect of net proceeds	10

TRANSFER OF SHARES		10

17.	Form and execution of transfer	10
18.	No fee for registration	11
19.	Retention of documents	11
20.	Other Registers	11

TRANSMISSION OF SHARES		11

21.	Transmission	11
22.	Election by transmittee	11
23.	Rights in respect of the share	11

ALTERATION OF CAPITAL		12

24.	Fractions	12

PURCHASE OF OWN SHARES AND DISSENT RIGHTS		12

25.	Purchase of own shares	12
26.	Dissent Rights	12

DISCLOSURE OF INTERESTS		16

2

27.	Notice and disclosure obligations	16

GENERAL MEETINGS		19

28.	Convening general meetings	19

NOTICE OF GENERAL MEETINGS		19

29.	Length of notice period	19
30.	Contents of notices	19
31.	Omission or non-receipt of notice	20
32.	Change of date, time or place of meeting	20
33.	Members' power to include other matters in business dealt with at an annual general meeting	20
34.	Information rights	22

PROCEEDINGS AT GENERAL MEETINGS		22

35.	Quorum	23
36.	Procedure if quorum not present	23
37.	Chairman of general meeting	23
38.	Attendance and speaking at general meetings	23
39.	Meeting at more than one place and/or in a series of rooms	24
40.	Security arrangements	24
41.	Adjournments	24
42.	Notice of adjourned meeting	25

VOTES OF MEMBERS		25

43.	Method of voting	25
44.	Votes of members	25
45.	Votes of joint holders	26
46.	Votes of member suffering incapacity	26
47.	Votes on a poll	26
48.	Right to withdraw demand for a poll	26
49.	Procedure if poll demanded	26
50.	When poll to be taken	26
51.	Continuance of other business after poll demanded	26
52.	Proposal or amendment of resolution	27
53.	Amendment of resolution ruled out of order	27
54.	Objections or errors in voting	27

PROXIES		27

55.	Execution of an appointment of proxy	27
56.	Times for deposit of an appointment of proxy	28
57.	Form of appointment of proxy	29
58.	Validity of proxy	29
59.	Maximum validity of proxy	29

DIRECTORS		30

60.	Number of Directors	30

3

61.	No shareholding qualification for Directors	30

REMUNERATION OF DIRECTORS		30

62.	Ordinary remuneration	30
63.	Expenses	30
64.	Extra remuneration	30

EXECUTIVE DIRECTORS		30

65.	Executive Directors	30

POWERS AND DUTIES OF DIRECTORS		31

66.	General powers of the Company vested in the Board	31

DELEGATION OF DIRECTORS' POWERS		31

67.	Agents	31
68.	Delegation to individual Directors	31
69.	Delegation to committees	31

SPECIFIC POWERS		32

70.	Provision for employees	32
71.	Borrowing Powers	32

APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS		36

72.	Retirement at annual general meetings	36
73.	Position of Retiring Director	36
74.	Eligibility for appointment as a Director	36
75.	Power of the Company to appoint Directors	37
76.	Power of the Board to appoint Directors	37
77.	Company's power to remove a Director and appoint another in his place	37
78.	Vacation of office by Directors	37

DIRECTORS' INTERESTS		38

79.	Transactions, offices, employment and interests	38

DIRECTORS' GRATUITIES AND PENSIONS		40

80.	Directors' gratuities and pensions	40

PROCEEDINGS OF THE BOARD		41

81.	Board meetings	41
82.	Notice of Board meetings	41
83.	Voting	41
84.	Quorum	41
85.	Board vacancies below minimum number	41
86.	Appointment of chairman	42
87.	Competence of the Board	42
88.	Participation in meetings by telephone	42

4

89.	Written resolutions	42
90.	Company books	42
91.	Validity of acts of the Board or a committee	43
92.	Liability of Directors for breach of Article 4.4	43

COMPANY SECRETARY		43

93.	Appointment and removal of Company Secretary	43

THE SEAL		43
94.	Use of seal	43
DIVIDENDS		43

95.	Company may declare dividends	43
96.	Board may pay interim dividends and fixed dividends	43
97.	Currency of dividends	44
98.	Waiver of dividends	44
99.	Non-cash dividends	44
100.	Scrip dividends	44
101.	Enhanced scrip dividends	46
102.	No interest on dividends	46
103.	Payment procedure	46
104.	Receipt by joint holders	47
105.	Where payment of dividends need not be made	47
106.	Unclaimed dividends	47

CAPITALISATION OF PROFITS		47

107.	Capitalisation of profits	47

AUTHENTICATION OF DOCUMENTS		48

108.	Authentication of documents	48

RECORD DATES		48

109.	Power to choose record date	48

ACCOUNTS AND OTHER RECORDS		48

110.	Accounts	48
111.	Inspection of records	48
112.	Destruction of documents	49

COMMUNICATIONS		49

113.	Form of communications	49
114.	Communication with joint holders	52
115.	Communications after transmission	52
116.	When notice deemed served	53
117.	Record date for communications	53
118.	Loss of entitlement to receive communications	53

5

119.	Notice when post not available	54

WINDING UP AND SALE OF ASSETS		54

120.	Distribution in specie on winding up	54

INDEMNITY		54

121.	Indemnity	54
122.	Power to insure	54

NO
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6

Registered No. [•]
Companies (Jersey) Law (1991)
Public Company Limited by Shares
ARTICLES OF ASSOCIATION
of
CALEDONIA MINING CORPORATION PLC
(Adopted on [                              ] 2016)
1.            DEFINITIONS AND INTERPRETATION
1.	Definitions and interpretation
1.1	In these Articles, the following words and expressions have the meanings indicated below:
"these Articles":  these articles of association as originally adopted or as altered from time to time
"AIM": the market known as AIM operated by the London Stock Exchange
"AIM Rules" the AIM Rules for Companies as published from time to time by the London Stock Exchange
"Auditors":  the auditors of the Company for the time being or, in the case of joint auditors, any one of them
"Board":  the board of Directors from time to time of the Company or those Directors present at a duly convened meeting of the Directors at which a quorum is present
"clear days":  in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect
"Director":  a director for the time being of the Company
"Disclosure and Transparency Rules": the UK Disclosure and Transparency Rules as amended from time to time relating to the disclosure of information in respect of financial instruments which have been admitted to trading on a regulated market or for which a request for admission to trading on such a market has been made, as published by the Financial Conduct Authority of the United Kingdom
"electronic copy", "electronic form" and "electronic means": the meanings given to them by section 1168 of the UK Companies Act 2006
"entitled by transmission": in relation to a share in the capital of the Company, entitled as a consequence of the death or bankruptcy of the holder or otherwise by operation of law
"Handbook": the Handbook as published by the Financial Conduct Authority of the United Kingdom
"hard copy" and "hard copy form": the meanings given to them by section 1168 of the UK Companies Act 2006;
"holder":  in relation to shares, the member whose name is entered in the Register as the holder of the shares (but, to the extent that these Articles would otherwise conflict with the Statutes, not including the Company itself in relation to shares held as treasury shares)

"International Financial Reporting Standards": accounting standards issued by the International Accounting Standards Board
"London Stock Exchange":  the London Stock Exchange plc
"member":  a member of the Company (but, to the extent that these Articles would otherwise conflict with the Statutes, not including the Company itself in relation to shares held as treasury shares)
"Memorandum": the memorandum of association of the Company as altered from time to time
"Office":  the registered office of the Company
"Operator": the same meaning as "authorised operator" as provided for in the Order
"ordinary resolution": a resolution of the Company in general meeting adopted by a simple majority of the votes cast at that meeting
"Order": the Uncertificated Securities (Jersey) Order 1999, as amended from time to time and any provisions of or under the Companies Law which supplement or replace such Order;
"paid up":  paid up or credited as paid up
"participating class": a class of shares title to which is permitted by an Operator to be transferred by a relevant system
"Register":  the register of members of the Company
"regulated market": the meaning as given to it in the City Code on Takeovers and Mergers
"relevant system":  the computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument, and which facilitate supplementary and incidental matters in accordance with the Order
"Seal":  the common seal of the Company or any official seal kept by the Company pursuant to the Statutes
"Secretary":  the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary and any person appointed to perform the duties of secretary temporarily or in any particular case
"share": a Preference Share or a Common Share, as the context requires subject to the rights of such share set out in Articles 5 and 6
"special resolution": a resolution passed by a majority of two-thirds of the holders who (being entitled to do so) vote in person, or by proxy, at a general meeting of the Company or at a separate meeting of a class of members of the Company
"Statutes":  every statute (including any statutory instrument, order, regulation or subordinate legislation made under it) concerning companies that are incorporated in Jersey to the extent that it is for the time being in force or (where the context requires) was in force at a particular time, including but not limited to the Companies (Jersey) Law (1991) and the Order
"subsidiary": the meaning given to it in the Statutes and includes a corporation, partnership or other entity, the financial results of which, pursuant to International Financial Reporting Standards, may be consolidated with the financial results of the Company
                  "system's rules":  the rules, regulations, procedures, facilities and requirements of the relevant system concerned

"transfer instruction":  a properly authenticated dematerialised instruction on a relevant system in accordance with the Order in such form, in such manner and from such person as the Board may determine
"transmittee":  a person entitled to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law
"UK Companies Act 2006": the United Kingdom Companies Act 2006
"UK FSMA": the United Kingdom Financial Services and Markets Act 2000
"UK Listing Authority":  the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the UK FSMA
"uncertificated share": means a share of a class which is at the relevant time a participating class title to which is recorded on the Register as being held in uncertificated form and references in these Articles to a share being held in uncertificated form shall be construed accordingly
"United Kingdom":  Great Britain and Northern Ireland
"working day": the meaning given by section 1173 of the UK Companies Act 2006
1.2	The expressions "debenture" and "debenture holder" include "debenture stock" and "debenture stockholder".
1.3	References to writing include any method of reproducing or representing words, symbols or other information in such form (including in electronic form or by making it available on a website) that it can be read or seen with the naked eye and a copy of it can be retained.
1.4	References to the execution of a document (including where execution is implied, such as in the giving of a written consent) include references to its being executed under hand or under seal or by any other method, and, in relation to anything sent or supplied in electronic form, include references to its being executed by such means and incorporating such information as the Board may from time to time stipulate for the purpose of establishing its authenticity and integrity.
1.5	Unless the context otherwise requires, words or expressions used in these Articles that are defined in the Statutes bear those meanings in these Articles (but as if the definitions contemplated their use in these Articles as well as in the relevant legislation), except that the word "company" shall include any body corporate.
1.6	Except where the contrary is stated or the context otherwise requires, any reference to a statute or statutory provision includes any order, regulation, instrument or other subordinate legislation made under it for the time being in force, and any reference to a statute, statutory provision, order, regulation, instrument or other subordinate legislation includes any amendment, extension, consolidation, re-enactment or replacement of it for the time being in force.
1.7	Words importing the singular number only include the plural and vice versa. Words importing the masculine gender include the feminine and neuter gender. Words importing persons include corporations.
1.8	References to a meeting shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.
1.9	References to any security as being in certificated form or uncertificated form refer, respectively, to that security being a certificated unit of a security or an uncertificated unit of a security for the purposes of the Order.

1.10	Headings are inserted for convenience only and shall not affect the construction of these Articles.
2.	Standard Table excluded
2.1	The regulations constituting the Standard Table prescribed pursuant to the Companies (Jersey) Law 1991 shall not apply to the Company and hereby are expressly excluded in their entirety.
3.	Form of resolutions
3.1	A special resolution shall be effective for any purpose for which an ordinary resolution is expressed to be required under the Statutes or these Articles.
SHARE CAPITAL
4.	Issue of and rights attached to shares
4.1	Without prejudice to any special rights for the time being conferred on the holders of any class of shares (which special rights shall not be varied or abrogated except with such consent or sanction as is required by Article 9 and subject to the Statutes) (and, for the avoidance of doubt, without prejudice to Article 4.2) any share in the Company (including any share created on an increase or other alteration of share capital) may be issued with such preferred, deferred or other special rights, or such restrictions, whether in regard to dividends, return of capital, voting or otherwise, as the Company may from time to time, by special resolution, determine.
4.2	The unissued shares for the time being in the capital of the Company shall be at the disposal of the Directors, and they may (subject to the provisions of Article 9) allot, grant options over, or otherwise dispose of them to such persons at such times and on such terms as they think proper.
4.3	The Directors may issue shares in the Company to any person and without any obligation to offer such shares to the members (whether in proportion to the existing shares held by them or otherwise). Shares issued by the Company are non-assessable and the holders are not liable to the Company or its creditors in respect thereof.
4.4	A share shall not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that the Company would have received if the share had been issued for money. In determining whether property or past services are the fair equivalent of a money consideration, the Directors may take into account reasonable charges and expenses of organisation and reorganisation and payments for property and past services reasonably expected to benefit the Company. For the purposes of this Article 4.4, "property" does not include a promissory note or a promise to pay that is made by a person to whom a share is issued, or a person who does not deal at arm's length with a person to whom a share is issued.
5.	Preference Shares
5.1	Issuable in series
Preference Shares may be issued from time to time in one or more series composed of such number of shares and with such preference, deferred or other special rights, privileges, restrictions and conditions attached thereto as shall be fixed hereby or from time to time before issuance by any resolution or resolutions providing for the issue of the shares of any series which may be passed by the Directors and confirmed and declared by special resolution including, without limiting the generality of the foregoing:
5.1.1	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue;

5.1.2	any right of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such right;
5.1.3	any right of retraction vested in the holders of Preference Shares of such series and the prices and terms and conditions of any such rights;
5.1.4	any right upon dissolution, liquidation or winding-up of the Company;
5.1.5	any voting rights;
5.1.6	any rights of conversion; and
5.1.7	any other provisions attaching to any such series of Preference Shares.
5.2	Priority of dividends
The Preference Shares of each series shall, with respect to the payment of dividends, be entitled to a preference over the Common Shares and over any other shares of the Company ranking junior to the Preference Shares.
5.3	Liquidation, dissolution and winding-up
Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference Shares by the Directors in accordance with Article 5.1 of the conditions attaching to the Preference Shares, in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among holders for the purpose of winding up its affairs, the holders of the Preference Shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of the Common Shares or any other shares of the Company ranking junior to the Preference Shares for each Preference Share, an amount equal to the price at which such Preference Share was issued together with, in the case of any Preference Share that is part of a series of Preference Shares entitled to cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day-to-day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution) and, in the case of any Preference Share that is part of a series of Preference Shares entitled to non-cumulative dividends, any dividends declared thereon and unpaid. After payment to the holders of the Preference Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company in connection with the events contemplated by this Article.
5.4	Parity of series
No rights, privileges, restrictions or conditions attached to any series of Preference Shares shall confer upon the shares of such series a priority in respect of dividends or distribution of assets or return of capital in the event of the liquidation, dissolution or winding up of the Company over the shares of any other series of Preference Shares. The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the Preference Shares of every other series; provided however that in case such assets are insufficient to pay in full the amount due on all Preference Shares, then such assets shall be applied, firstly, to the payment equally and rateably of an amount equal to the price at which the Preference Shares of each series were issued and the premium payable thereon, if any, and secondly, rateably in payment of all accrued and unpaid cumulative dividends and declared but unpaid non-cumulative dividends.
5.5	Notices and Voting
5.5.1	Subject to the rights, privileges, restrictions and conditions that may be attached to a particular series of Preference Shares by the Directors in accordance with Article 5.1 of the conditions attaching to the Preference Shares, the holders of a series of Preference Shares shall not, as such, be entitled to receive notice of or to attend any meeting of the members and, subject to Article 120.2, shall not be entitled to vote at any such meeting (except where the holders of a specified class or series of shares are entitled to vote separately as a class).

5.5.2	The holders of Preference Shares, or of any series of Preference Shares, shall not be entitled to vote separately as a class or series (and no rights, privileges, restrictions or conditions attached to the Preference Shares or any series of Preference Shares shall entitle any holder of Preference Shares or of any series of Preference Shares to vote separately as a class or series) upon any proposal to amend the Articles to:
(a)	increase or decrease any maximum number of authorised Preference Shares or increase any maximum number of authorised shares of a class having rights or privileges equal or superior to the Preference Shares;
(b)	effect an exchange, reclassification or cancellation of all or part of the Preference Shares; or
(c)	create a new class of shares equal or superior to the Preference Shares.
5.5.3	Notwithstanding the aforesaid rights, privileges, restrictions and conditions on the right to vote, the holders of a series of Preference Shares are entitled to notice of meetings of members called for the purpose of authorising the dissolution of the Company or the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company.
6.	Common Shares
6.1	Dividends
Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, the holders of the Common Shares shall be entitled to receive any dividends declared by the Company.
6.2	Liquidation, dissolution and winding-up
The holders of the Common Shares shall be entitled to receive the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company, whether voluntary of involuntary.
6.3	Notices and voting
The holders of the Common Shares shall be entitled to one vote for each Common Share held at all meetings of holders, except meetings at which only holders of another specified class or series of shares are entitled to vote.
7.	Payment of commissions
7.1	The Company may exercise the powers of paying commissions and brokerage conferred or permitted by the Statutes. Subject to the Statutes, any such commission may be satisfied by the payment of cash or by the allotment (or an option to call for the allotment) of fully or partly paid shares or partly in one way and partly the other.
8.	Trusts not recognised
8.1	Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or recognise (except as otherwise provided by these Articles or by law or under an order of a court of competent jurisdiction) any interest in any share except an absolute right to the whole of the share in the holder.

9.	Variation of rights
9.1	If at any time the share capital of the Company is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares in the Company (and notwithstanding that the Company may be or be about to be in a winding up) may be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than two-thirds in number of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as hereinafter provided (but not otherwise).
9.2	All the provisions in these Articles as to general meetings shall mutatis mutandis apply to every meeting of the holders of any class of shares. The Board may convene a meeting of the holders of any class of shares whenever it thinks fit and whether or not the business to be transacted involves a variation or abrogation of class rights.
10.	Matters not constituting a variation of rights
10.1	The rights attached to any share or class of shares shall not, unless otherwise expressly provided by its terms of issue, be deemed to be varied, abrogated or breached by:
10.1.1	the creation or issue of further shares ranking pari passu with it; or
10.1.2	the purchase or redemption by the Company of any of its own shares (whether of that or any other class) or the sale of any shares (of that class or any other class) held as treasury shares.
CERTIFICATES
11.	Right to certificates
11.1	Except as otherwise provided in these Articles, every person whose name is entered in the Register as a holder of shares in the Company shall be entitled, within the time specified by the Statutes and without payment, to one certificate for all the shares of each class registered in his name. Upon a transfer of part of the shares of any class registered in his name, every holder shall be entitled without payment to one certificate for the balance in certificated form of his holding. Upon request and upon payment, for every certificate after the first, of such reasonable sum (if any) as the Board may determine, every holder shall be entitled to receive several certificates for certificated shares of one class registered in his name (subject to surrender for cancellation of any existing certificate representing such shares). Every holder shall be entitled to receive one certificate in substitution for several certificates for certificated shares of one class registered in his name upon surrender to the Company of all the share certificates representing such shares.
11.2	Subject as provided in the preceding part of this Article, the Company shall not be bound to issue more than one certificate in respect of certificated shares registered in the names of two or more persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
12.	Execution of certificates
12.1	Every certificate for share or loan capital or other securities of the Company (other than letters of allotment, scrip certificates or similar documents) shall be issued under the Seal (or in such other manner as the Board, having regard to the terms of issue, the Statutes and the requirements of the UK Listing Authority or the AIM Rules (as applicable), may authorise) and each share certificate shall specify the shares to which it relates, the distinguishing number (if any) of the shares and the amount paid up on the shares. The Board may determine, either generally or in relation to any particular case, that any signature on any certificate need not be autographic but may be applied by some mechanical or other means, or printed on the certificate, or that certificates need not be signed.

13.	Replacement certificates
13.1	If a share certificate for certificated shares is worn out, defaced or damaged then, upon its surrender to the Company, it shall be replaced free of charge. If a share certificate for certificated shares is or is alleged to have been lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of any exceptional out-of-pocket expenses of the Company in investigating such evidence and preparing such indemnity as the Board thinks fit. The Company shall be entitled to treat an application for a replacement certificate made by one of joint holders as being made on behalf of all the holders concerned.
14.	Uncertificated securities
14.1	Pursuant and subject to the Order, the Board may permit title to some or all of the shares of any class to be evidenced otherwise than by a certificate and title to such shares to be transferred in accordance with the rules of a relevant system and may make arrangements for that class of shares to become a participating class. Title to some or all of the shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The Board may also, subject to compliance with the Order and the rules of any relevant system, determine at any time that title to some or all of the shares of any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such shares shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.
14.2	In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:
14.2.1	the holding of shares of that class in uncertificated form;
14.2.2	the transfer of title to shares of that class by means of a relevant system;
14.2.3	the exercise of any powers or functions by the Company or the effecting by the Company of any actions by means of a relevant system; and
14.2.4	any provision of the Order.
14.3	Some or all of the shares of a class which is at the relevant time a participating class may be changed from uncertificated form to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided for in the Order and the rules of any relevant system.
14.4	Unless the Board otherwise determines or the Order or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.
14.5	Subject to the Statutes, the Directors may lay down regulations not included in these Articles which (in addition to, or in substitution for, any provisions in these Articles):
14.5.1	apply to the issue, holding, exercise of rights in respect of or transfer of shares in uncertificated form;
14.5.2	set out (where appropriate) the procedures for conversion and/or redemption of shares in uncertificated form; and/or
14.5.3	which the Directors consider necessary or appropriate to ensure that these Articles are consistent with the Order and/or the Operator's rules and practices.

14.6	Such regulations will apply instead of any relevant provisions in these Articles which relate to the issue, holding, transfer, conversion and redemption of shares in uncertificated form or which are not consistent with the Order, in all cases to the extent (if any) stated in such regulations. If the Directors make any such regulation, Article 14.8 of this Article will (for the avoidance of doubt) continue to apply, when read in conjunction with those regulations.
14.7	Any instruction given by means of a relevant system shall be a dematerialised instruction given in accordance with the Order, the facilities and requirements of a relevant system and the Operator's rules and practices.
14.8	Where the Company is entitled under the Statutes, the Operator's rules and practices, these Articles or otherwise to dispose of or sell or otherwise procure the sale of any shares, the Directors may, in the case of any shares in uncertificated form, take such steps (subject to the Statutes, the Operator's rules and practices and these Articles) as may be required or appropriate, by instruction by means of a relevant system or otherwise to effect such disposal or sale, including (without limitation) by:
14.8.1	requesting or requiring the deletion of any computer based entries in the relevant system relating to the holding of such shares;
14.8.2	altering such computer based entries so as to divest the holder of such shares of the power to transfer such shares other than to a person selected or approved by the Company for the purpose of such transfer;
14.8.3	requiring any holder of such shares to take such steps as may be necessary to sell or transfer such shares as directed by the Company;
14.8.4	(subject to any applicable law) otherwise rectify or change the Register in respect of any such shares in such manner as the Directors consider appropriate (including, without limitation, by entering the name of a transferee into the Register as the next holder of such shares); and/or
14.8.5	appointing any person to take any steps in the name of any holder of such shares as may be required to change such shares to certificated form and/or to effect the transfer of such shares (and such steps shall be effective as if they had been taken by such holder).
14.9	In relation to any share in uncertificated form:
14.9.1	the Company may utilise the relevant system to the fullest extent available from time to time in the exercise of any of its powers or functions under the Statutes or these Articles or otherwise in effecting any actions and the Company may from time to time determine the manner in which such powers, functions and actions shall be so exercised or effected;
14.9.2	the Company may, by notice to the holder of that share, require the holder to change the form of that share to certificated form within the period specified in the notice and to hold that share in certificated form for so long as required by the Company; and
14.9.3	the Company shall not issue a share certificate.
14.10	The Company may by notice to the holder of any share in certificated form, direct that the form of such share may not be changed to uncertificated form for a period specified in such notice.
UNTRACED SHAREHOLDERS
15.	Power to sell shares of untraced shareholders
15.1	Subject to the Order, the Company shall be entitled to sell at the best price reasonably obtainable any shares of a holder or transmittee if in respect of those shares:

15.1.1	no cheque, warrant or other financial instrument or payment sent by the Company in the manner authorised by these Articles has been cashed for a period of at least 12 years (the "qualifying period") and in the qualifying period the Company has paid at least three dividends and no dividend has been claimed;
15.1.2	the Company has at the expiration of the qualifying period given notice of its intention to sell such shares by two advertisements, one in a national newspaper published in the United Kingdom, Canada and Jersey and the other in a newspaper circulating in the area in which the last known address of the holder or the address at which service of notices may be effected in the manner authorised by these Articles is located; and
15.1.3	so far as the Board is aware, the Company has not during the qualifying period or the period of three months after the date of such advertisements (or the later of the two dates if they are published on different dates) and prior to the exercise of the power of sale received any communication from the holder or transmittee.
and where this power has arisen and at the time of its exercise that holder or transmittee holds, or is entitled by transmission to hold, any other shares issued in right of the shares to be sold, this power shall be deemed to have arisen also in relation to those other shares.
16.	Manner of sale and creation of debt in respect of net proceeds
16.1	To give effect to any sale pursuant to the immediately preceding Article, the Board may:
16.1.1	in the case of shares held in certificated form, authorise and instruct some person (which may include the holder of shares concerned) to execute an instrument of transfer of the shares; and
16.1.2	in the case of shares held in uncertificated form, subject to the system's rules, require the Operator of a relevant system to convert any such share into certificated form in order to enable the Company to deal with the share in accordance with this Article, and after such conversion authorise and instruct some person to execute an instrument of transfer of the share (and to take such other steps as may be necessary to give effect to the sale or disposal)
and such instrument of transfer and the taking of such other steps as may be necessary shall be as effective as if they had been executed by the holder or transmittee of the shares.  The transfer will be valid even if in respect of any of the shares no certificate accompanies the instrument of transfer.  The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.
16.2	The net proceeds of sale shall belong to the Company, which shall be indebted to the former holder or transmittee for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of it and the Company shall not be required to account for any monies earned on the net proceeds, which may be employed in the business of the Company or otherwise invested as the Board thinks fit.
TRANSFER OF SHARES
17.	Form and execution of transfer
17.1	Subject to such of the restrictions of these Articles as may be applicable, a member may transfer all or any of his shares, in the case of shares held in certificated form, by an instrument of transfer executed by or on behalf of the transferor in any usual form or in any other form which the Board may approve or, in the case of shares held in uncertificated form, in accordance with the Order and the system's rules and otherwise in such manner as the Board in its absolute discretion shall determine. Subject to the Statutes, the transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register in respect of it.

17.2	Subject to the Statutes and notwithstanding any other provisions of these Articles, the Board shall have power to implement any arrangements it may think fit to enable:
17.2.1	title to any securities of the Company to be evidenced and transferred without a written instrument in accordance with the Order and the facilities and requirements of the relevant system concerned; and
17.2.2	rights attaching to such securities to be exercised notwithstanding that such securities are held in uncertificated form where, in the Board's opinion, these Articles do not otherwise allow or provide for such exercise.
18.	No fee for registration
18.1	No fee shall be charged for the registration of any instrument of transfer or document relating to or affecting the title to any share.
19.	Retention of documents
19.1	Any instrument of transfer which is registered may be retained by the Company, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.
20.	Other Registers
20.1	Subject to the Statutes, the Company may keep an overseas, local or other register in any place, and the Board may make and vary such regulations as it may think fit concerning the keeping of that register. The Company may appoint an agent to maintain any such registers, subject to the Companies (Jersey) Law 1991, as amended.
TRANSMISSION OF SHARES
21.	Transmission
21.1	Where transmission occurs in relation to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law, the survivor or survivors (in the case of death) where he was a joint holder, and the transmittee where he was a sole holder or the only survivor of joint holders shall be the only person recognised by the Company as having any title to his shares; but nothing contained in this Article shall release the estate of a deceased member from any liability in respect of any share solely or jointly held by him.
22.	Election by transmittee
22.1	A transmittee may, upon such evidence being produced as the Board may require and subject (where relevant) to the system's rules, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall, subject (where relevant) to the system's rules, effect or procure a transfer of the share in favour of that person. Subject to the Statutes, all the provisions of these Articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer executed by the member.
23.	Rights in respect of the share
23.1	A transmittee shall have the same rights to which he would be entitled if he were the holder of the share concerned, except that he shall not be entitled in respect of it to attend or vote at any general meeting of the Company or at any separate meeting of the holders of any class of shares in the Company until he is registered as the holder of the share. The Board may at any time give notice to such person requiring him to elect either to become the holder of the share or to transfer the share and, if the notice is not complied with within 60 clear days from the date of the notice, the Board may withhold payment of all dividends and other monies payable in respect of the share until he complies with the notice.

ALTERATION OF CAPITAL
24.	Fractions
24.1	Whenever as a result of a consolidation, division or sub-division of shares any member would become entitled to fractions of a share, the Board may deal with the fractions as it thinks fit and, in particular, may sell the shares representing the fractions to any person (including, subject to the Statutes, the Company) and may distribute the net proceeds of sale in due proportion among those members except for amounts of £5.00 or less, which shall be retained for the benefit of the Company. To give effect to any such sale, the Board may authorise and instruct a person to take such steps as may be necessary (subject, in the case of shares held in uncertificated form, to the system's rules) to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. Subject to the Statutes, where a shareholder holds shares in both certificated and uncertificated form, the Board may for these purposes treat them as separate holdings, and may at its discretion arrange for any shares representing fractions to be entered in the Register as held in certificated or uncertificated form in order to facilitate their sale under this Article. The transferee shall not be bound to see to the application of the purchase money and his title shall not be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.
PURCHASE OF OWN SHARES AND DISSENT RIGHTS
25.	Purchase of own shares
25.1	Subject to and in accordance with the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may purchase any of its shares of any class (including without limitation redeemable shares) in any way and at any price (whether at par or above or below par) and may hold such shares as treasury shares.
25.2	On a purchase by the Company of its own shares, neither the Company nor the Board shall be required to select the shares to be purchased rateably or in any particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital attached to any class of shares.
26.	Dissent Rights
26.1	A holder of shares of any class of the Company entitled to vote with respect to the approval of a matter referred to below in this Article 26.1 may dissent if the Company resolves to:
26.1.1	amend these Articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;
26.1.2	amend these Articles to add, change or remove any restriction on the business or businesses that the Company may carry on;
26.1.3	amalgamate or merge with another company other than a wholly-owned subsidiary;
26.1.4	be continued under the laws of another jurisdiction;
26.1.5	sell, lease or exchange all or substantially all its property under Article 120.2;
26.1.6	carry out a going-private transaction; or

26.1.7	amend these Articles to:
(a)	add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class pursuant to Article 9 including, without limiting the generality of the foregoing, to:
(i)	remove or change prejudicially rights to accrued dividends or rights to cumulative dividends;
(ii)	add, remove or change prejudicially redemption rights;
(iii)	reduce or remove a dividend preference or a liquidation preference; or
(iv)	add, remove or change prejudicially conversion privileges, options, voting, transfer or pre-emptive rights, or rights to acquire securities of a corporation, or sinking fund provisions;
(b)	increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class;
(c)	make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class;
(d)	effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or
(e)	constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint, and the Board shall take all reasonable steps to include as part of any special resolution, or together with any ordinary resolution, proposed and put before holders to approve such a matter, a special resolution, in accordance with the requirement set out in Article 26.26, to sanction the purchase by the Company of any dissenting holder's shares that the Company is obliged to make an offer to purchase in accordance with this Article 26.
26.2	The right to dissent applies even if there is only one class of shares.
26.3	In addition to any other right the holder may have, but subject to Article 26.26, a holder who complies with this Article is entitled, when the action approved by the resolution from which the holder dissents becomes effective, to be paid by the Company the fair value of the shares in respect of which the holder dissents, determined as of the close of business on the day before the resolution was adopted.
26.4	A dissenting holder may only claim under this Article with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting holder.
26.5	A dissenting holder shall send to the Company, at or before any meeting of holders at which a resolution referred to in Article 26.1 is to be voted on, a written objection to the resolution, unless the Company did not give notice to the holder of the purpose of the meeting and of their right to dissent.
26.6	The Company shall, within ten days after the holders adopt the resolution, send to each holder who has filed the objection referred to in Article 26.5 notice that the resolution has been adopted, but such notice is not required to be sent to any holder who voted for the resolution or who has withdrawn their objection.
26.7	A dissenting holder shall, within twenty days after receiving a notice under Article 26.6 or, if the holder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the Company a written notice containing

26.7.1	the holder's name and address;
26.7.2	the number and class of shares in respect of which the holder dissents; and
26.7.3	a demand for payment of the fair value of such shares.
26.8	A dissenting holder shall, within thirty days after sending a notice under Article 26.7, send the certificates representing the shares in respect of which the holder dissents to the Company or its transfer agent.
26.9	A dissenting holder who fails to comply with Article 26.8 has no right to make a claim under this Article.
26.10	The Company or its transfer agent shall endorse on any share certificate received under Article 26.8 a notice that the holder is a dissenting holder and shall forthwith return the share certificates to the dissenting holder.
26.11	On sending a notice under Article 26.7, a dissenting holder ceases to have any rights as a holder other than to be paid the fair value of their shares as determined under this Article 26 except where:
26.11.1	the holder withdraws that notice before the Company makes an offer under Article 26.12;
26.11.2	the Company fails to make an offer in accordance with Article 26.12 and the holder withdraws the notice; or
26.11.3	the Directors revoke the resolution to amend the Articles, terminate an amalgamation agreement or an application for continuance, or abandon a sale, lease or exchange, in which case the holder's rights are reinstated as of the date the notice was sent.
26.12	The Company shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the Company received the notice referred to in Article 26.7, send to each dissenting holder who has sent such notice:
26.12.1	a written offer to pay for their shares in an amount considered by the Directors to be the fair value, accompanied by a statement showing how the fair value was determined; or
26.12.2	if Article 26.26 applies, a notification that it is unable lawfully to pay dissenting holders for their shares.
26.13	Every offer made under Article 26.12 for shares of the same class or series shall be on the same terms.
26.14	Subject to Article 26.26, the Company shall pay for the shares of a dissenting holder within ten days after an offer made under Article 26.12 has been accepted, but any such offer lapses if the Company does not receive an acceptance thereof within thirty days after the offer has been made.
26.15	Where the Company fails to make an offer under Article 26.12, or if a dissenting holder fails to accept an offer, the Company may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting holder.
26.16	If the Company fails to apply to the court under Article 26.15, a dissenting holder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

26.17	An application under Article 26.15 or Article 26.16 shall be made to the Royal Court of Jersey.
26.18	A dissenting holder is not required to give security for costs in an application made under Article 26.15 or Article 26.16.
26.19	On an application to the court under Article 26.15 or Article 26.16:
26.19.1	all dissenting holders whose shares have not been purchased by the Company shall be joined as parties and are bound by the decision of the court; and
26.19.2	the Company shall notify each affected dissenting holder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
26.20	On an application to the court under Article 26.15 or Article 26.16, the court may determine whether any other person is a dissenting holder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting holders.
26.21	The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting holders.
26.22	The final order of the court shall be rendered against the Company in favour of each dissenting holder and for the amount of the shares as fixed by the court.
26.23	The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting holder from the date the action approved by the resolution is effective until the date of payment.
26.24	If Article 26.26 applies, the Company shall, within ten days after the pronouncement of an order under Article 26.22, notify each dissenting holder that it is unable lawfully to pay dissenting holders for their shares.
26.25	If Article 26.26 applies, a dissenting holder, by written notice delivered to the Company within thirty days after receiving a notice under Article 26.24, may:
26.25.1	withdraw their notice of dissent, in which case the Company is deemed to consent to the withdrawal and the holder is reinstated to their full rights as a holder; or
26.25.2	retain a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its holders.
26.26	The Company shall not purchase or make a payment to a dissenting holder under this Article unless the Company complies with article 57 of the Companies (Jersey) Law 1991, as amended; in other words, that the purchase has been sanctioned by a special resolution and that the Directors authorising the payment are able to make a statement of solvency as set out in article 55(9) of the Companies (Jersey) Law 1991, as amended.
26.27	For the purposes of this Article 26, "going-private transaction" means an amalgamation, arrangement, consolidation or other transaction involving the Company other than an acquisition of shares under article 117 of the Companies (Jersey) Law 1991, as amended, that results in the interest of a holder of participating securities of the Company being terminated without the consent of the holder and without the substitution of an interest of equivalent value in participating securities of the Company or of a body corporate that succeeds to the business of the Company, which participating securities have rights and privileges that are equal to or greater than the affected participating securities. For the purposes of the foregoing, "participating securities" means securities of a body corporate that give the holder of securities a right to share in the earnings of the body corporate and after the liquidation, dissolution or winding up of the body corporate, a right to share in its assets.

DISCLOSURE OF INTERESTS
27.	Notice and disclosure obligations
27.1	The Company may give a disclosure notice to any person whom the Company knows or has reasonable cause to believe:
27.1.1	is interested in the Company's shares, or
27.1.2	to have been so interested at any time during the three years immediately preceding the date on which the disclosure notice is issued (the "disclosure period").
27.2	The disclosure notice may require the person:
27.2.1	to confirm that fact or (as the case may be) to state whether or not it is the case, and
27.2.2	if he holds, or has during the disclosure period held, any such interest, to give such further information including in respect of any other person who has received a disclosure notice as may be required in accordance with the disclosure notice.
27.3	The notice may require the person to whom it is addressed to give particulars of his own present or past interest in the Company's shares held by him at any time during the disclosure period.
27.4	The notice may require the person to whom it is addressed, where:
27.4.1	his interest is a present interest and another interest in the shares subsists, or
27.4.2	another interest in the shares subsisted during the disclosure period at a time when his interest subsisted, to give, so far as lies within his knowledge, such particulars with respect to that other interest as may be required by the notice.
27.5	The particulars referred to in Article 27.4 above include without limitation:
27.5.1	the identity of persons interested in the shares in question; and
27.5.2	whether persons interested in the same shares are or were parties to:
(a)	an agreement to acquire interests in a particular company; or
(b)	an agreement or arrangement relating to the exercise of any rights conferred by the holding of the shares; or
(c)	the nature and extent of any interest in the shares.
27.6	The notice may require the person to whom it is addressed, where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.
27.7	The information required by the notice must be given within such reasonable time as may be specified in the notice.
27.8	The Company will keep a register of information received pursuant to this Article 27. The Company will within three days of receipt of such information enter on the register:
27.8.1	the fact the requirement was imposed and the date it was imposed; and
27.8.2	the information received in pursuance of the requirement.

27.9	If a disclosure notice is given by the Company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder of the relevant share, but the accidental omission to do so or the non-receipt of the copy by the holder of the relevant share shall not prejudice the operation of the following provisions of this Article.
27.10	If the holder of, or any person appearing to be interested in, any share has been served with a disclosure notice and, in respect of that share (a "default share"), has been in default for the relevant period in supplying to the Company the information required by the disclosure notice, the restrictions referred to in Article 27.11 below shall apply. Those restrictions shall continue until:
27.10.1	the date seven days after the date on which the Board is satisfied that the default is remedied; or
27.10.2	the Company is notified that the default shares are the subject of an exempt transfer; or
27.10.3	the Board decides to waive those restrictions, in whole or in part.
27.11	The restrictions referred to in Article 27.10 above are as follows:
27.11.1	if the default shares in which any one person is interested or appears to the Company to be interested represent less than 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled, in respect of those shares, to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company, or to exercise any other right conferred by membership in relation to meetings of the Company; or
27.11.2	if the default shares in which any one person is interested or appears to the Company to be interested represent at least 0.25 per cent. of the issued shares of the class, the holders of the default shares shall not be entitled unless otherwise determined by the Board from time to time, in respect of those shares:
(a)	to attend or to vote, either personally or by proxy, at any general meeting or at any separate general meeting of the holders of any class of shares in the Company, or to exercise any other right conferred by membership in relation to meetings of the Company; or
(b)	to receive any payment by way of dividend and no share shall be allotted in lieu of payment of a dividend; or
(c)	to transfer or agree to transfer any of those shares or any rights in them.
27.12	The restrictions in Articles 27.11.1 and 27.11.2 above shall not prejudice the right of either the member holding the default shares or, if different, any person having a power of sale over those shares to sell or agree to sell those shares under an exempt transfer.
27.13	Any disclosure notice shall cease to have effect in relation to any shares transferred by the holder of such shares in accordance with the provisions in Article 27.12 above.
27.14	If any dividend or other distribution is withheld under Article 27.11.2 above, the member shall be entitled to receive it as soon as practicable after the restrictions contained in Article 27.11.2 cease to apply.
27.15	If, while any of the restrictions referred to above apply to a share, another share is allotted or offered in right of it (or in right of any share to which this paragraph applies), the same restrictions shall apply to that other share as if it were a default share. For this purpose, shares which the Company allots, or procures to be offered, pro rata (disregarding fractional entitlements and shares not offered to certain members by reason of legal or practical problems associated with issuing or offering shares outside Jersey, Canada or the United Kingdom) to holders of shares of the same class as the default share shall be treated as shares allotted in right of existing shares from the date on which the allotment is unconditional or, in the case of shares so offered, the date of the acceptance of the offer.

27.16	For the purposes of Articles 27.1 to 27.15:
27.16.1	an "exempt transfer" in relation to any share is a transfer pursuant to:
(a)	a sale of the share on a regulated market or an exchange regulated market in the United Kingdom on which shares of that class are listed or normally traded; and/or
(b)	a sale of the whole beneficial interest in the share to a person whom the Board is satisfied is unconnected with the existing holder or with any other person appearing to be interested in the share; or
(c)	acceptance of a takeover offer;
27.16.2	the "relevant period" shall be, in a case falling within Article 27.11.1 above, 28 days and, in a case falling within paragraph 27.11.2 above, 14 days after the date of service of the disclosure notice;
27.16.3	the percentage of the issued shares of a class represented by a particular holding shall be calculated by reference to the shares in issue at the time when the disclosure notice is given; and
27.16.4	a person shall be treated as being interested or having an interest in shares where they have any direct or indirect interest whether contingent or otherwise in such shares whether by way of legal title or beneficial interest (whether by way of trust instrument, deed of otherwise) or arising by virtue of any contract, agreement, instrument, security, securities (in whatever form and whether publicly traded or not), trust, nominee or any other form of arrangement whatsoever (including, without limitation, by virtue of any warrant, option, derivative, conversion right or by virtue of any other instrument or agreement of a similar nature) and whether formal or informal in nature.
27.17	Without limiting Articles 27.1 to 27.16, each holder of shares shall be under an obligation to make notifications in accordance with the provisions of this Article.
27.18	The provisions of Chapter 5 of the Disclosure and Transparency Rules ("DTR5") shall be deemed to be incorporated by reference into these Articles and accordingly the vote holder and issuer notification rules set out in DTR5 shall apply to the Company and each holder of shares.
27.19	For the purposes of the incorporation by reference of DTR5 into these Articles and the application of DTR5 to the Company and each holder of shares, the Company shall (for the purposes of Article 27 only) be deemed to be an "issuer", as such term is defined in DTR5 and not, for the avoidance of doubt, a "non-UK issuer" (as such terms in defined in DTR5).
27.20	For the purposes of Articles 27.17 to 27.20 only, defined terms in DTR5 shall bear the meaning set out in DTR5, and if the meaning of a defined term is not set out in DTR5, the defined term shall bear the meaning set out in the glossary to the Handbook (in such case, read as the definition applicable to DTR5).

27.21	If the Company determines that a holder of shares (a "Defaulting Shareholder") has not complied with the provisions of DTR5, referred to above with respect to some or all of such shares held by such holder of shares (the "Default Shares"), the Company shall have the right by delivery of notice to the Defaulting Shareholder (a "Default Notice") to:

27.21.1	suspend the right of such Defaulting Shareholder to vote the Default Shares in person or by proxy at any meeting of the Company. Such a suspension shall have effect from the date on which the Default Notice is delivered by the Company to the Defaulting Shareholder until a date that is not more than 7 days after the Board has determined in its sole discretion that the Defaulting Shareholder has cured the non-compliance with the provisions of DTR5, provided however that the Company may at any time by subsequent written notice cancel or suspend the operation of a Default Notice; and/or
27.21.2	withhold, without any obligation to pay interest thereon, any dividend or other amount payable with respect to the Default Shares with such amount to be payable only after the Default Notice ceases to have effect with respect to the Default Shares; and/or
27.21.3	render ineffective any election to receive shares of the Company instead of cash in respect of any dividend or part thereof; and/or
27.21.4	prohibit the transfer of any shares of the Company held by the Defaulting Shareholder except with the consent of the Company or if the Defaulting Shareholder can provide satisfactory evidence to the Company to the effect that, after due inquiry, such Shareholder has determined that the Shares to be transferred are not Default Shares.
27.22	The Company shall use its reasonable endeavours to procure that persons discharging managerial responsibilities (as that term is defined in the Disclosure and Transparency Rules) comply with Chapter 3 of the Disclosure and Transparency Rules.

GENERAL MEETINGS
28.	Convening general meetings
28.1	The Board may convene a general meeting whenever it thinks fit and shall do so on requisition in accordance with the Statutes except that a "members' requisition" in article 89 of the Companies (Jersey) Law 1991 shall be read as a requisition of members of the Company holding at the date of the deposit of the requisition not less than one-twentieth rather than one-tenth of the total voting rights of the members who have the right to vote at the meeting requisitioned.
28.2	The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notice calling it. Not more than 13 months shall elapse between the date of one annual general meeting and the date of the next.
NOTICE OF GENERAL MEETINGS
29.	Length of notice period
29.1	Any general meeting (including an annual general meeting) shall be convened by at least 21 clear days' notice. Subject to these Articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all transmittees and to the Directors and Auditors.
29.2	Notwithstanding that a general meeting is called by shorter notice than that specified in Article 29.1, it is deemed to have been duly called if it is so agreed by all the members entitled to attend and vote thereat.
30.	Contents of notices
30.1	Every notice calling a general meeting shall specify:
30.1.1	the place, the day and the time of the meeting and the general nature of the business to be transacted;

30.1.2	(if such is the case) that the meeting is an annual general meeting and, if the notice is given more than six weeks before the annual general meeting, a statement of the right to require notice of a resolution to be moved or a matter to be included in the business of the meeting;
30.1.3	(if such is the case) that the meeting is convened to pass a special resolution;
30.1.4	with reasonable prominence that a member is entitled to appoint one or more proxies to exercise all or any of his rights to attend, speak and vote at the meeting, that a proxy need not be a member, and the address or addresses where appointments of proxy are to be deposited, delivered or received insofar as any such address is other than the postal address of the Office;
30.1.5	the address of the website on which relevant information (if any) has been published in advance of the meeting;
30.1.6	the procedures with which members must comply, and when, in order to be able to attend and vote at the meeting.
30.1.7	a statement of the right of members to ask questions.
31.	Omission or non-receipt of notice
31.1	No proceedings at any meeting shall be invalidated by any accidental omission to give notice of the meeting, or to send an instrument of proxy, to any person entitled to receive it or, in the case of notice in electronic form or made available by means of a website, to invite any such person to appoint a proxy, or by reason of any such person not receiving any such notice, instrument or invitation.
32.	Change of date, time or place of meeting
32.1	If for any reason the Board considers it impractical or undesirable to hold a meeting on the day, at the time or in the place specified in the notice calling the meeting it can change the date, time and place of the meeting (or whichever it requires), and may do so more than once in relation to the same meeting. References in these Articles to the time of the holding of the meeting shall be construed accordingly. The Board will, insofar as it is practicable, announce by advertisement in at least one newspaper with a national circulation the date, time and place of the meeting as changed, but it shall not be necessary to restate the business of the meeting in that announcement.
33.	Members' power to include other matters in business dealt with at an annual general meeting
33.1	Members representing at least five per cent. of the total voting rights of all members who have a right to vote on the resolution at the annual general meeting to which the request relates (excluding any voting rights attached to any shares in the Company held as treasury shares), or not less than 100 members who have a relevant right to vote and who hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, may require the Company to circulate, to members of the Company entitled to receive notice of the next annual general meeting, notice of a resolution which may be properly moved and is intended to be moved at that meeting and if so required the Company shall, unless the resolution:
33.1.1	would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise);
33.1.2	is defamatory of any person; or
33.1.3	is frivolous or vexatious

give such notice in the same manner as set out in the provisions of sections 339(1) to 339(2) of the UK Companies Act 2006 as if it were a company incorporated in the United Kingdom to which such provisions apply.
33.2	A request by the members under Article 33.1 may be in hard copy or in electronic form and must:
33.2.1	identify the resolution of which notice is to be given;
33.2.2	be authenticated (as defined in section 1146 of the UK Companies Act 2006) by the person or persons making it; and
33.2.3	be received by the Company at least 90 days before the one year anniversary of the previous year's annual general meeting.
33.3	The business which may be dealt with at an annual general meeting includes a resolution of which notice is given in accordance with Article 33.1.
33.4	Where so requested by members representing at least five per cent. of the total voting rights of all members who have a relevant right to vote (excluding any voting rights attached to any shares in the Company held as treasury shares), or by not less than 100 members who have a relevant right to vote and who hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, the Company shall circulate, to members of the Company entitled to receive notice of a general meeting, a statement of not more than 1,000 words with respect to:
33.4.1	a matter referred to in a proposed resolution to be dealt with at that meeting; or
33.4.2	other business to be dealt with at that meeting.
33.5	A request by the members under Article 33.4 may be in hard copy or in electronic form and must:
33.5.1	identify the statement to be circulated;
33.5.2	be authenticated (as defined in section 1146 of the UK Companies Act 2006) by the person or persons making it; and
33.5.3	be received by the Company by the date referred to in Article 33.2.3.
33.6	Where the Company is required under Article 33.4 to circulate a statement it must send a copy of it to each member of the Company entitled to receive notice of the meeting:
33.6.1	in the same manner as the notice of the meeting; and
33.6.2	at the same time as, or as soon as reasonably practicable after, it gives notice of the meeting.
33.7	The expenses of the Company in complying with Article 33.4 need not be paid by the members who requested the circulation of the statement if:
33.7.1	the meeting to which the requests relate is the annual general meeting of the Company; and
33.7.2	requests sufficient to require the Company to circulate the statement are received before the end of the financial year preceding the meeting.
33.8	Unless Article 33.7 applies:

33.8.1	the expenses of the Company in complying with Article 33.4 must be paid by the members who requested the circulation of the statement unless the Company resolves otherwise; and
33.8.2	unless the Company has previously so resolved, it is not bound to comply with this Article unless there is deposited with or tendered to it, not later than the date referred to in Article 33.2.3, a sum reasonably sufficient to meet its expenses in doing so.
33.9	The Company may apply to the Royal Court of Jersey to seek a ruling that it is not required to circulate a members' statement under Article 33.4 on the basis that the rights under such Article are being abused.
33.10	In Article 33.4 "relevant right to vote" means:
33.10.1	in relation to a statement with respect to a matter referred to in a proposed resolution, a right to vote on that resolution at a meeting to which the requests relate; and
33.10.2	in relation to any other statement a right to vote at the meeting to which the requests relate.
34.	Information rights
34.1	A member shall have the right to nominate another person, on whose behalf he holds shares, to enjoy information rights (as such term is defined in section 146 of the UK Companies Act 2006). The nominated person shall have the same rights as those contained in the provisions of section 146 to 149 (other than section 147(4)) of the UK Companies Act 2006, and the Company shall comply with all its obligations in respect of such information rights granted to a nominated person as if it were a company incorporated in the United Kingdom to which such provisions of the UK Companies Act 2006 apply provided that:
34.1.1	references to accounts, reports or other documents shall be construed as references to the corresponding documents (if any) under the Companies (Jersey) Law 1991;
34.1.2	references to section 1145 of the UK Companies Act 2006 shall not include sections 1145(4) and 1145(5); and
34.1.3	section 147(4) shall be replaced by the provisions of Article 136.20 with the reference to "member" being replaced by "nominated person".
34.2	This Article 34.2 applies to accounts for financial years beginning on or after 6 April 2008 and to auditors appointed for financial years beginning on or after 6 April 2008. Where so requested in the manner set out in section 527(4) of the UK Companies Act 2006 by members representing at least five per cent. of the total voting rights (excluding treasury shares) of all the members who have a right to vote at the general meeting at which the Company's annual accounts are laid, or by at least 100 members who have such right to vote and hold shares in the Company on which there has been paid up an average sum, per member, of at least £100, the Company shall without prejudice to its obligations under the Companies (Jersey) Law 1991 publish on its website a statement setting out any matter relating to the audit of the Company's accounts or any circumstances connected with an auditor of the Company ceasing to hold office, and the Company shall comply with all the obligations relating to the publication of such statement contained in the provisions of sections 527 to 529 (other than sections 527(5) and 527(6)) of the UK Companies Act 2006 as if it were a company incorporated in the United Kingdom, provided always that the Company shall not be required to comply with the obligation set out in section 527(1) of the UK Companies Act 2006 where the Board believes in good faith that the rights conferred by this Article 34.2 are being abused.
PROCEEDINGS AT GENERAL MEETINGS

35.	Quorum
35.1	No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting. Except as otherwise provided by these Articles, two members entitled to vote at the meeting present in person or by proxy together holding or representing by proxy not less than five per cent. of the issued shares shall be a quorum for all purposes.
36.	Procedure if quorum not present
36.1	If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting shall (if requisitioned in accordance with the Statutes or these Articles) be dissolved or (in any other case) stand adjourned to such other day (not being less than ten clear days nor more than 28 days later) and at such time and place as the chairman of the meeting may decide and at such adjourned meeting one member present in person or by proxy (whatever the number of shares held by him) and entitled to vote shall be a quorum.
36.2	The Company shall give not less than seven clear days' notice of any meeting adjourned through want of a quorum and the notice shall specify that one member present in person or by proxy (whatever the number of shares held by him) and entitled to vote shall be a quorum.
37.	Chairman of general meeting
37.1	The chairman (if any) of the Board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If there is no such chairman or deputy chairman, or if at any meeting neither the chairman nor a deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman, if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote shall elect one of their number to be chairman.
37.2	The chairman of the meeting may invite any person to attend and speak at any general meeting of the Company whom he considers to be equipped by knowledge or experience of the Company's business to assist in the deliberations of the meeting.
37.3	The decision of the chairman of the meeting as to points of order, matters of procedure or arising incidentally out of the business of a general meeting shall be conclusive, as shall be his decision, acting in good faith, on whether a point or matter is of this nature.
38.	Attendance and speaking at general meetings
38.1	A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting.
38.2	A person is able to exercise the right to vote at a general meeting when:
38.2.1	that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and
38.2.2	that person's vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.
38.3	The Directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it.

38.4	Each Director shall be entitled to attend and to speak at any general meeting of the Company and at any separate general meeting of the holders of any class of shares or debentures in the Company.
39.	Meeting at more than one place and/or in a series of rooms
39.1	A general meeting or adjourned meeting may be held at more than one place. The notice of meeting will specify the place at which the chairman will be present (the "Principal Place") and a letter accompanying the notice will specify any other place(s) at which the meeting will be held simultaneously (but any failure to do this will not invalidate the notice of meeting).
39.2	A general meeting or adjourned meeting will be held in one room or a series of rooms at the place specified in the notice of meeting or any other place at which the meeting is to be held simultaneously.
39.3	If the meeting is held in more than one place and/or in a series of rooms, it will not be validly held unless all persons entitled to attend and speak at the meeting are able:
39.3.1	if excluded from the Principal Place or the room in which the chairman is present, to attend at one of the other places or rooms; and
39.3.2	to communicate with one another audio-visually throughout the meeting.
39.4	The Board may make such arrangements as it thinks fit for simultaneous attendance and participation at the meeting and may vary any such arrangements or make new arrangements. Arrangements may be notified in advance or at the meeting by whatever means the Board thinks appropriate to the circumstances. Each person entitled to attend the meeting will be bound by the arrangements made by the Board.
39.5	Where a meeting is held in more than one place and/or a series of rooms, then for the purpose of these Articles the meeting shall consist of all those persons entitled to attend and participate in the meeting who attend at any of the places or rooms.
40.	Security arrangements
40.1	The Board may direct that persons entitled to attend any general meeting should submit to such searches or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and the Board may in its absolute discretion refuse entry to such general meeting to any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions. If any person has gained entry to a general meeting and refuses to comply with any such security arrangements or restrictions or disrupts the proper and orderly conduct of the general meeting, the chairman of the meeting may at any time without the consent of the general meeting require such person to leave or be removed from the meeting.
41.	Adjournments
41.1	The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either indefinitely or to such time and place as he may decide if it appears to him that:
41.1.1	the persons entitled to attend cannot be conveniently accommodated in the place appointed for the meeting;
41.1.2	the conduct of persons present prevents, or is likely to prevent, the orderly continuation of business; or
41.1.3	an adjournment is otherwise necessary so that the business of the meeting may be properly conducted.

41.2	In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either indefinitely or to such time and place as he may decide. When a meeting is adjourned indefinitely the time and place for the adjourned meeting shall be fixed by the Board.
41.3	No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place.
42.	Notice of adjourned meeting
42.1	If a meeting is adjourned indefinitely or for 30 days or more or for lack of a quorum, at least seven clear days' notice specifying the place, the day and the time of the adjourned meeting shall be given, but it shall not be necessary to specify in the notice the nature of the business to be transacted at the adjourned meeting. Otherwise, it shall not be necessary to give notice of an adjourned meeting.
VOTES OF MEMBERS
43.	Method of voting
43.1	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll a poll is duly demanded. Subject to the Statutes, a poll may be demanded by:
43.1.1	the chairman of the meeting;
43.1.2	at least five members or proxies entitled to vote on the resolution;
43.1.3	any member or proxy alone or together with one or more others representing in aggregate at least one-tenth of the total voting rights of all the members having the right to attend and vote on the resolution (excluding any voting rights attached to any shares held as treasury shares); or
43.1.4	any member or proxy alone or together with one or more others holding or having been appointed in respect of shares conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any voting rights attached to any shares held as treasury shares).
43.2	Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.
44.	Votes of members
44.1	Subject to the Statutes, to any rights or restrictions attached to any shares and to any other provisions of these Articles, on a show of hands every member who is present in person shall have one vote and on a poll every member shall have one vote for every share of which he is the holder. If the notice of the meeting has specified a time (which is not more than 48 hours, ignoring any part of a day that is not a working day, before the time fixed for the meeting) by which a person must be entered on the Register in order to have the right to attend and vote at the meeting, no person registered after that time shall be eligible to attend and vote at the meeting by right of that registration, even if present at the meeting. References in these Articles to members present in person shall be construed accordingly.

45.	Votes of joint holders
45.1	In the case of joint holders of a share who are entitled to vote the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the Register.
46.	Votes of member suffering incapacity
46.1	A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote, whether on a show of hands or on a poll, by any person authorised in such circumstances to do so on his behalf and that person may vote on a poll by proxy. The vote of such member shall not be valid unless evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote is deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of appointments of proxy in hard copy form, not later than the last time at which an appointment of proxy should have been delivered in order to be valid for use at that meeting or on the holding of that poll.
47.	Votes on a poll
47.1	On a poll, a member entitled to more than one vote on a poll need not, if he votes, use all his votes or cast all the votes he uses in the same way.
48.	Right to withdraw demand for a poll
48.1	The demand for a poll may, before the earlier of the close of the meeting and the taking of the poll, be withdrawn but only with the consent of the chairman of the meeting and, if a demand is withdrawn, any other persons entitled to demand a poll may do so. If a demand is withdrawn, it shall not be taken to have invalidated the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the chairman of the meeting may give whatever directions he considers necessary to ensure that the business of the meeting proceeds as it would have if the demand had not been made.
49.	Procedure if poll demanded
49.1	If a poll is duly demanded, it shall be taken in such manner as the chairman of the meeting directs and he may appoint scrutineers (who need not be persons entitled to vote) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
50.	When poll to be taken
50.1	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not more than 30 days after the poll is demanded) and at such time and place and in such manner or by such means as the chairman of the meeting directs. No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
51.	Continuance of other business after poll demanded
51.1	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded.

52.	Proposal or amendment of resolution
52.1	A resolution proposed by the chairman of the meeting does not need to be seconded. In the case of a resolution duly proposed as a special resolution, no amendment to that resolution (other than an amendment to correct an obvious error) may be considered or voted upon. In the case of a resolution duly proposed as an ordinary resolution, no amendment to that resolution (other than an amendment to correct an obvious error) may be considered or voted upon unless at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice of the terms of the amendment and of the intention to move the amendment has been lodged in writing in hard copy form at the Office or received in electronic form at the electronic address at which the Company has or is deemed to have agreed to receive it, or the chairman of the meeting in his absolute discretion decides in good faith that it may be considered and voted upon.
53.	Amendment of resolution ruled out of order
53.1	If an amendment is proposed to any resolution under consideration which the chairman of the meeting rules out of order, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.
54.	Objections or errors in voting
54.1	If:
54.1.1	any objection shall be raised to the qualification of any voter;
54.1.2	any votes have been counted which ought not to have been counted or which might have been rejected; or
54.1.3	any votes are not counted which ought to have been counted
the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs.  Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman of the meeting decides that the same may have affected the decision of the meeting.  The decision of the chairman of the meeting on such matters shall be conclusive.
PROXIES
55.	Execution of an appointment of proxy
55.1	If the appointment of a proxy is:
55.1.1	in hard copy form, it shall be executed under the hand of the appointor or of his attorney authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it;
55.1.2	in electronic form, it shall be executed by or on behalf of the appointor.
55.2	Subject as provided in this Article, in the case of an appointment of proxy purporting to be executed on behalf of a corporation by an officer of that corporation it shall be assumed, unless the contrary is shown, that such officer was duly authorised to do so on behalf of that corporation without further evidence of that authorisation.
55.3	The Board may (but need not) allow proxy appointments to be made in electronic form, and if it does it may make such appointments subject to such stipulations, conditions or restrictions, and require such evidence of valid execution, as the Board thinks fit.

55.4	A proxy need not be a member of the Company.
56.	Times for deposit of an appointment of proxy
56.1	The appointment of a proxy shall:
56.1.1	if in hard copy form, be deposited at the Office or at any office of the Company's registrar or transfer agent as is specified for the purpose in the notice convening the meeting or in the instrument not less than 48 hours, ignoring any part of a day that is not a working day, before the time of the holding of the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or by such later time as is specified in the notice or instrument; or
56.1.2	if in electronic form, where an address has been specified for the purpose of receiving documents or information by electronic means:
(a)	in the notice convening the meeting, or
(b)	in any instrument of proxy sent out by the Company in relation to the meeting, or
(c)	in any invitation to appoint a proxy by electronic means issued by the Company in relation to the meeting, be received at such address not less than 48 hours, ignoring any part of a day that is not a working day, before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote, or by such later time as is specified in the notice, instrument or invitation;
56.1.3	in the case of a poll taken more than 48 hours after it is demanded, be deposited or received in that manner after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll, or by such later time as may be specified for the purpose; or
56.1.4	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to any Director, provided in each case that the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, has been received in hard copy form (or, to the extent the Directors think fit, in electronic form) at the Office, or at such other address or place as is specified for the purpose in the notice convening the meeting or in the instrument, no later than the latest time for receipt of the appointment of proxy. An appointment of proxy that is not deposited, delivered or received in a manner so permitted shall be invalid unless the chairman of the meeting in his absolute discretion decides in good faith that it may be accepted.
56.2	Except as provided otherwise in any terms and conditions issued, endorsed or adopted by the Board to facilitate the appointment by members of more than one proxy to exercise all or any of the member's rights at a meeting, when two or more valid but differing appointments of proxy are deposited, delivered or received in respect of the same share for use at the same meeting, the one which is last deposited, delivered or received (regardless of its date or of the date of execution) shall be treated as replacing the others as regards that share; if the Company is unable to determine which was last deposited, delivered or received, none of them shall be treated as valid in respect of that share. The deposit, delivery or receipt of an appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned.

57.	Form of appointment of proxy
57.1	The appointment of a proxy shall be in any usual form or any other form that the Board may approve and may relate to more than one meeting. The Board may, if it thinks fit but subject to the Statutes, include with the notice of any meeting forms of appointment of proxy for use at the meeting.
57.2	Appointments of proxies may specify how the proxy appointed under them is to vote (or that the proxy is to abstain from voting) on one or more resolutions, but the Company shall not be obliged to ascertain that any proxy has complied with those or any other instructions given by the appointor and no decision on any resolution shall be vitiated by reason only that any proxy has not done so.
57.3	A member may appoint more than one proxy in relation to a meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him. The appointment of a proxy shall be deemed to include all the relevant member's rights to attend and speak at the meeting and vote in respect of the share or shares concerned (but so that each proxy appointed by that member may vote on a show of hands notwithstanding that the member would only have had one vote if voting in person, and may demand or join in demanding a poll as if the proxy held the share or shares concerned) and, except to the extent that the appointment comprises instructions to vote in a particular way, to permit the proxy to vote or abstain as the proxy thinks fit on any business properly dealt with at the meeting, including a vote on any amendment of a resolution put to the meeting or on any motion to adjourn.
57.4	On a vote on a resolution on a show of hands at a meeting, every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote, except that if the proxy has been duly appointed by more than one member entitled to vote on the resolution and:
57.4.1	has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it, or
57.4.2	has been instructed to vote the same way (either for or against) on the resolution by all of those members except those who have given the proxy discretion as to how to vote on the resolution the proxy is entitled to one vote for and one vote against the resolution.
57.5	The appointment shall, unless the contrary is stated in it, be as valid for any adjournment of the meeting as for the meeting to which it relates (regardless of any change of date, time or place effected in accordance with these Articles).
58.	Validity of proxy
58.1	Subject to the Statutes, a vote given or poll demanded by proxy shall be valid, notwithstanding the previous determination of the proxy's authority unless notice of such determination was received by the Company at the Office (or at such other place at which the appointment of proxy was duly deposited or, where the appointment of the proxy was in electronic form, at the address at which such appointment was duly received) not later than the last time at which an appointment of proxy should have been deposited, delivered or received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded.
59.	Maximum validity of proxy
59.1	A valid appointment of proxy shall cease to be valid after the expiration of 12 months from the date of its execution except that it will remain valid after that for the purposes of a poll or an adjourned meeting if the meeting at which the poll was demanded or the adjournment moved was held within the 12-month period.

DIRECTORS
60.	Number of Directors
60.1	Unless otherwise determined by ordinary resolution of the Company, the number of Directors shall not be less than two but shall not be subject to any maximum number.
61.	No shareholding qualification for Directors
61.1	No shareholding qualification for Directors shall be required.
REMUNERATION OF DIRECTORS
62.	Ordinary remuneration
62.1	Each of the Directors (other than any Director who for the time being holds an executive office or employment with the Company or a subsidiary of the Company) shall be paid a fee for his services at such rate as may from time to time be determined by the Board or by a committee authorised by the Board. Such fee shall be deemed to accrue from day to day.
63.	Expenses
63.1	The Directors may be paid all travelling, hotel and other expenses properly incurred by them in the conduct of the Company's business performing their duties as Directors including all such expenses incurred in connection with attending and returning from meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or debentures of the Company or otherwise in connection with the business of the Company.
64.	Extra remuneration
64.1	Any Director who is appointed to any executive office or who serves on any committee or who devotes special attention to the business of the Company or goes or resides abroad for any purposes of the Company shall receive such remuneration or extra remuneration by way of salary, commission, participation in profits or otherwise as the Board or any committee authorised by the Board may determine in addition to or in lieu of any remuneration paid to, or provided for, such Director by or pursuant to any other of these Articles.
EXECUTIVE DIRECTORS
65.	Executive Directors
65.1	The Board or any committee authorised by the Board may from time to time appoint one or more of its body to hold any employment or executive office with the Company for such period and on such other terms as the Board or any committee authorised by the Board may decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the Director may have against the Company or that the Company may have against the Director for any breach of any contract of service between him and the Company. A Director so appointed may be paid such remuneration (whether by way of salary, commission, participation in profits or otherwise) in such manner as the Board or any committee authorised by the Board may decide.
65.2	The Board may from time to time appoint any person to any office or employment having a descriptive designation or title including the word "director" or attach to any existing office or employment with the Company such a designation or title and may at any time determine any such appointment or the use of any such designation or title. The inclusion of the word "director" in the designation or title of any such office or employment with the Company shall not imply that the holder of the office is a director of the Company nor shall such holder thereby be empowered in any respect to act as a director of the Company or be deemed to be a Director for any of the purposes of the Statutes or these Articles.

POWERS AND DUTIES OF DIRECTORS
66.	General powers of the Company vested in the Board
66.1	The business of the Company shall be managed by the Board, which, subject to these Articles and any direction given by the Company by special resolution, may exercise all the powers of the Company. No alteration of these Articles and no such direction shall invalidate any prior act of the Board which would have been valid if that alteration had not been made or that direction had not been given.
66.2	The powers given by this Article shall not be limited by any special power given to the Board by any other Article.
DELEGATION OF DIRECTORS' POWERS
67.	Agents
67.1	The Board may, by power of attorney or otherwise, appoint any person to be the agent of the Company on such terms (including terms as to remuneration) and subject to such conditions as it may decide and may delegate to any person so appointed any of its powers, authorities and discretions (with power to sub-delegate). The Board may remove any person so appointed and may revoke or vary the delegation but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
67.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by committee authorised by the Board.
68.	Delegation to individual Directors
68.1	The Board may entrust to and confer upon a Director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms (subject to the Statutes) and subject to such conditions and with such restrictions as it may decide. The Board may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it.
68.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.
69.	Delegation to committees
69.1	The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee consisting of such person or persons as it thinks fit (whether a member or members of its body or not) provided that the majority of the members of the committee are Directors. Subject to any restriction on sub-delegation imposed by the Board, any committee so formed may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee). Subject to any regulations imposed on it by the Board, the proceedings of any committee consisting of two or more members shall be governed by the provisions in these Articles for regulating proceedings of the Board so far as applicable except that no meeting of that committee shall be quorate for the purpose of exercising any of its powers, authorities or discretions unless a majority of the committee present at the meeting are Directors. A member of a committee shall be paid such remuneration (if any) in such manner as the Board may decide, and, in the case of a Director, either in addition to or in place of his ordinary remuneration as a Director.

69.2	The power to delegate contained in this Article shall be effective in relation to the powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain of these Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.
20.            SPECIFIC POWERS
70.	Provision for employees
70.1	The Board may make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.
71.	Borrowing Powers
71.1	The Board may exercise all the powers of the Company to borrow money, to guarantee, to indemnify and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.
71.2	The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of such rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member of the Group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the Adjusted Capital and Reserves.
71.3	For the purposes of this Article:
71.3.1	"the Adjusted Capital and Reserves" means the aggregate of:
(a)	the amount paid up on the share capital of the Company;
(b)	the amounts standing to the credit of the capital and revenue reserves of the Company and its subsidiary undertakings (including any capital redemption reserve, redenomination reserve, reserves arising on a revaluation of fixed assets or on consolidation and any credit balance on profit and loss account); and
(c)	the amounts, so far as attributable to the Company or a subsidiary undertaking, standing to the credit of investment grants equalisation account, deferred regional development grants equalisation account or any other equalisation account of a similar nature;
as shown by the then latest audited balance sheet but after:
(d)	excluding (so far as not already excluded) any sums set aside for taxation;
(e)	making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital or reserves since the date of the relevant audited balance sheet and any variation in the amounts attributable to the interest of the Company in the share capital of any subsidiary undertaking and so that for this purpose if any issue or proposed issue of shares by a member of the Group for cash has been underwritten then such shares shall be deemed to have been issued and the amount (including any premium) of the subscription monies payable in respect thereof (not being monies payable later than six months after the date of allotment) shall to the extent so underwritten be deemed to have been paid up on the date when the issue of such shares was underwritten (or, if such underwriting was conditional, on the date when it became unconditional); and

(f)	making such adjustments as may be appropriate in respect of any distribution declared, recommended or made by any member of the Group (otherwise than to a member of the Group) out of profits earned up to and including the date of the audited balance sheet of the Group to the extent that such distribution is not provided for in such balance sheet;
(g)	deducting the amount of any debit balance on profit and loss account existing at the date of the relevant audited balance sheet to the extent that a deduction has not already been made on that account;
(h)	deducting any amounts shown as attributable to minority interests;
(i)	adding back, if it is a liability, or deducting, if it is an asset, the amount (net of any related deferred tax asset or liability, as the case may be) that relates to any defined benefit pension scheme;
(j)	adding back sums equivalent to the amount of goodwill arising on acquisitions of companies and businesses remaining part of the Group at the date of calculation and which, at that date, had been written off against share capital and reserves in accordance with United Kingdom accounting practice; and
(k)	making such other (if any) adjustments as the Auditors after consultation with the Board may consider appropriate.
71.3.2	"borrowings" include not only items referred to as borrowings in the audited balance sheet but also the following, except in so far as otherwise taken into account:
(a)	the principal amount of any debentures or borrowed monies of any person, the beneficial interest in which is not for the time being owned by a member of the Group, and the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group or is secured on the assets of any member of the Group;
(b)	the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the Group, not being acceptances of trade bills for the purchase of goods or services in the ordinary course of business;
(c)	the principal amount of any debenture (whether secured or unsecured) of a member of the Group, which debenture is owned otherwise than by another member of the Group Provided that where the amount raised by the Company or any of its subsidiary undertakings by the issue of any debentures, debenture stocks, loan stocks, bonds, notes or other indebtedness is less than the nominal or principal amount thereof (including for these purposes any fixed or minimum premium payable on final redemption or repayment but disregarding the expenses of any such issue) the amount to be treated as monies borrowed for the purpose of this Article shall, so long as the nominal or principal amount of such monies borrowed is not presently due and payable, be the nominal or principal amount thereof (together with any fixed or minimum premium payable on final redemption or repayment) but after deducting therefrom the unexpired portion of any discount applied to such amount in the audited balance sheet of the Group. Any references in this Article to debentures or monies borrowed or the nominal or principal amount thereof shall, accordingly, be read subject to this sub-paragraph;

(d)	the principal amount of any preference share capital of any subsidiary undertaking owned otherwise than by a member of the Group;
(e)	any fixed or minimum premium payable on the repayment of any borrowing or deemed borrowing; and
(f)	the capital value of any financial lease required to be capitalised and treated as a liability in the audited balance sheet by any applicable accounting standard from time to time in force, but do not include:
(g)	monies borrowed by a member of the Group for the purpose of repaying the whole or any part of any borrowings of such member of the Group or any other member of the Group for the time being outstanding and so to be applied within six months of being so borrowed, pending their application for such purpose within such period;
(h)	monies borrowed by a member of the Group for the purpose of financing any contract in respect of which any part of the price receivable by that member or any other member of the Group is guaranteed or insured by the Export Credits Guarantee Department, or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured;
(i)	for a period of 12 months from the date upon which a company becomes a member of the Group, an amount equal to the monies borrowed by such company outstanding at the date when it becomes such a member provided always that monies borrowed by the Group (including monies otherwise excluded by the application of this sub-paragraph) must not exceed an amount equal to three times the Adjusted Capital and Reserves;
(j)	an amount equal to the minority proportion of monies borrowed by a partly owned subsidiary of the Group (after excluding any monies borrowed owing between members of the Group) except to the extent that such monies borrowed are guaranteed by the Company or any wholly owned subsidiary undertaking of the Company. For these purposes the minority proportion shall be the proportion of the issued equity share capital of such partly owned subsidiary which is not for the time being beneficially owned within the Group. Monies borrowed by a member of the Group from a partly owned subsidiary of the Group which would fall to be excluded as being monies borrowed owing between members of the Group shall nevertheless be included to the extent of an amount equal to such minority proportion of such monies borrowed; and
(k)	sums advanced or paid to any member of the Group (or its agents or nominee) by customers of any member of the Group as unexpended customer receipts or progress payments pursuant to any contract between such customer and a member of the Group in relation thereto;
provided that, in calculating borrowings under this Article there shall be credited (subject, in the case of any item held or deposited by a partly owned subsidiary undertaking, to the exclusion of a proportion thereof equal to the proportion of the issued equity share capital of the partly owned subsidiary undertaking which is not attributable to the Company or any subsidiary undertaking of the Company) against the amount of any monies borrowed the aggregate of:

(i)	cash in hand of the Group; and
(ii)	cash deposits and the balance on each current account of the Group with banks in the United Kingdom and/or elsewhere if the remittance of the cash to the United Kingdom is not prohibited by any law, regulation, treaty or official directive; and
(iii)	the amount of all assets ("short term assets") as might be included in "Investments - short term loans and deposits" in a consolidated balance sheet of the Group prepared as at the date of the relevant calculation in accordance with the principles with which the then latest audited balance sheet was produced; and
(iv)	the amount of any cash or short term assets securing the repayment by the Group of any amount borrowed by the Group deposited or otherwise placed with the trustee, agent, lender or similar entity in respect of the relevant borrowing; and
71.3.3	where the aggregate principal amount of borrowings required to be taken into account for the purposes of this Article on any particular date is being ascertained:
(a)	monies borrowed by the Company or any subsidiary undertaking expressed in or calculated by reference to a currency other than sterling shall be converted into sterling by reference to the rate of exchange used for the conversion of such currency in preparation of the audited balance sheet which forms the basis of the calculation of the Adjusted Capital and Reserves or, if such calculation did not involve the relevant currency, by reference to the rate of exchange or approximate rate of exchange ruling as at the date of the aforesaid audited balance sheet as the Auditors may consider appropriate for this purpose; and
(b)	if under the terms of any borrowing or as the result of any exchange cover scheme, forward currency contract, option or other arrangement, the amount of money that would be required to discharge the principal amount of such borrowing in full if it fell to be repaid (at the option of the Company or by reason of default) on such date is less than the amount that would otherwise be taken into account in respect of such borrowing for the purpose of this Article, the amount of such borrowing to be taken into account for the purpose of this Article shall be such lesser amount;
71.3.4	"audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Statutes or, if an audited consolidated balance sheet of the Company and its subsidiary undertakings (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes) has been prepared for those purposes for the same financial year, means that audited consolidated balance sheet in which event all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively and there shall be excluded any amounts attributable to outside interests in subsidiary undertakings;
71.3.5	the Company may from time to time change the accounting convention on which the audited balance sheet is based, provided that any new convention adopted complies with the requirements of the Statutes; if the Company should prepare its main audited balance sheet on the basis of one such convention, but a supplementary audited balance sheet or statement on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet for the purposes of this Article;
71.3.6	no amount shall be taken into account more than once in the same calculation; and

71.3.7	"the Group" means the Company and its subsidiary undertakings (if any) other than those subsidiary undertakings authorised or required to be excluded from consolidation in the Company's group accounts pursuant to the Statutes.
71.4	The report of a suitably qualified accountant, such suitability to be determined by the Board, as to the amount of the Adjusted Capital and Reserves or borrowings or that the limit imposed by this Article has not been or will not in any particular circumstances be exceeded shall be conclusive and binding on all concerned. Nevertheless the Board may act in reliance on a bona fide estimate of the amount of the Adjusted Capital and Reserves at any time and if in consequence the limit contained in this Article is inadvertently exceeded an amount of borrowings equal to the excess may be disregarded until the expiration of three months after the date on which by reason of a report of a suitably qualified accountant, such suitability to be determined by the Board, or otherwise the Board became aware that such a situation has or may have arisen.
71.5	Notwithstanding the foregoing, no lender or other person dealing with the Company shall be concerned to see or inquire whether the limit imposed by this Article is observed and no borrowing incurred or security given in excess of such limit shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security at the time when the borrowing was incurred or the security given that the limit imposed by this Article had been or was thereby exceeded.
71.6	The Company shall keep or cause to be with the Register (or on any overseas branch register) a register of debt securities issued by it, showing with respect to each class or series of such securities:
71.6.1	the names, alphabetically arranged, and the latest known address of each person who is or has been a debt security holder;
71.6.2	the number of debt securities held by each debt security holder; and
71.6.3	the date and particulars of the issue and transfer of each debt security.
APPOINTMENT, RETIREMENT AND REMOVAL OF DIRECTORS
72.	Retirement at annual general meetings
72.1	At each annual general meeting of the Company all the Directors shall retire.
73.	Position of Retiring Director
73.1	Subject to these Articles, the Company at the meeting at which a Director retires may fill the vacated office and, in default, the retiring Director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or unless a resolution for the reappointment of the Director is put to the meeting and lost. If he is not reappointed or deemed to be reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.
74.	Eligibility for appointment as a Director
74.1	No person other than a Director retiring shall be appointed or reappointed a Director at any general meeting unless:
74.1.1	he is recommended by the Board; or
74.1.2	not less than seven nor more than 42 clear days before the day appointed for the meeting, notice executed by a member qualified to vote at the meeting (not being the person to be proposed) has been delivered to the Office (or received in electronic form at the electronic address at which the Company has or is deemed to have agreed to receive it) of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of Directors together with notice executed by that person of his willingness to be appointed or reappointed.

75.	Power of the Company to appoint Directors
75.1	Subject to these Articles, the Company may by ordinary resolution appoint any person who is willing to act to be a Director, either to fill a vacancy on or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles. A resolution for the appointment of two or more persons as Directors by a single resolution shall be void unless a resolution that it shall be so proposed has first been agreed to by the meeting without any vote being given against it.
76.	Power of the Board to appoint Directors
76.1	Without prejudice to the power of the Company in general meeting under these Articles to appoint any person to be a Director, the Board may appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the existing Board, but so that the total number of Directors shall not at any time exceed any maximum number fixed by or in accordance with these Articles . Any Director so appointed shall hold office only until the conclusion of the next following annual general meeting and, if not reappointed at that meeting, shall vacate office at the conclusion of the meeting.
77.	Company's power to remove a Director and appoint another in his place
77.1	The Company may by ordinary resolution remove any Director before the expiration of his period of office and may, subject to these Articles, by ordinary resolution appoint another person who is willing to act to be a Director in his place. Any person so appointed shall be treated, for the purposes of determining the time at which he or any other Director is to retire, as if he had become a Director on the day on which the person in whose place he is appointed was last appointed or reappointed a Director.
78.	Vacation of office by Directors
78.1	Without prejudice to the provisions for retirement or otherwise contained in these Articles, the office of a Director shall be vacated as soon as:
78.1.1	notification is received by the Company from the Director that he is resigning from office as Director, and such resignation has taken effect in accordance with its terms;
78.1.2	a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally in satisfaction of his debts;
78.1.3	a registered medical practitioner who is treating him gives a written opinion to the Company stating that the Director has become physically or mentally incapable of acting as a director and may remain so for more than three months or, by reason of his mental health, a court makes an order which wholly or partly prevents him from personally exercising any powers or rights that he would otherwise have;
78.1.4	without the permission of the Board, he is absent from meetings of the Board for six consecutive months and the Board resolves that his office is vacated;
78.1.5	he ceases to be a Director by virtue of the Statutes or is prohibited by law from being a Director or is removed from office under these Articles;
78.1.6	notice in writing that he is to vacate office executed by or on behalf of all the Directors other than him is delivered to the Office or tendered at a meeting of the Board, provided those Directors are not less than three in number. Separate notices in substantially the same form each executed by or on behalf of one or more of those Directors shall together be as effective as a single notice signed by all of them; or

78.1.7	his contract of service or letter of appointment as a Director expires or is terminated without being renewed within 14 days.
78.2	The provisions contained in sections 215 to 221 of the UK Companies Act 2006 in relation to payments made to directors (or a person connected to such directors) for loss of office (and the circumstances in which such payments would require the approval of members) shall apply to the Company, and the Company shall comply with such provisions as if it were a company incorporated in the United Kingdom, notwithstanding section 217(4)(a) and section 219(6)(a) of such provisions.
DIRECTORS' INTERESTS
79.	Transactions, offices, employment and interests
79.1	Subject to the Statutes, a Director notwithstanding his office:
79.1.1	may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity for the Company (otherwise than as Auditor) and in either such case on such terms as to remuneration (whether by way of salary, commission, participation in profits or otherwise) and otherwise as the Board may determine, and any such remuneration shall be either in addition to or in lieu of any remuneration provided for, by or pursuant to any other Article;
79.1.2	may be a party to, or otherwise interested in, any contract with the Company or in which the Company is otherwise interested;
79.1.3	may be a director or other officer of, or employed by, or a party to any contract with, or otherwise interested in, any undertaking in the same group as the Company or promoted by the Company or by any such undertaking, or in which the Company or any such undertaking is otherwise interested or as regards which the Company or any such undertaking has any powers of appointment;
79.1.4	shall not, by reason of his office, be accountable to the Company for any remuneration or benefit which he derives from any such office or employment or from any such contract or from any interest in such undertaking and no such office, employment or contract shall be liable to be avoided on the ground of any such interest or benefit;
79.1.5	shall not be in breach of his duties as a director by reason only of his excluding himself from the receipt of information, or from participation in decision-making or discussion (whether at meetings of the directors or otherwise), that will or may relate to any such office, employment, contract or interest; and
79.1.6	shall not be required to disclose to the Company, or use in relation to the Company's affairs, any confidential information obtained by him in connection with any such office, employment, contract or interest if his doing so would result in a breach of a duty or an obligation of confidence owed by him in that connection provided that he has disclosed to the Board the nature and extent of any material interest of his, but no such disclosure shall be necessary of any office or employment with any subsidiary undertaking of the Company or any interest in a transaction or arrangement that would not be required to be declared by the Director under the Statutes, and a general notice given to the Board that a Director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the Director has an interest in any such transaction or arrangement of the nature and extent so specified, and for the purposes of this Article an interest of which a Director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

79.2	The Board may cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of either of such powers in favour of a resolution appointing the Directors, or any of them, to be directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company.
79.3	Except as otherwise provided by these Articles, a Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of, or otherwise in or through, the Company) or duty which (together with any interest of a person connected with him) is material and, if he shall do so, his vote shall not be counted. A Director shall be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters:
79.3.1	the giving to him of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of, the Company or any of its subsidiary undertakings;
79.3.2	the giving by the Company of any guarantee, security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
79.3.3	his subscribing or agreeing to subscribe for, or purchasing or agreeing to purchase, any shares, debentures or other securities of the Company or any of its subsidiary undertakings as a holder of securities, or his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiary undertakings for subscription, purchase or exchange;
79.3.4	any contract concerning any company (not being a company in which the Director owns one per cent. or more (as defined in this Article)) in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;
79.3.5	any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings under which he benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the arrangement relates;
79.3.6	any contract concerning any insurance which the Company is empowered to purchase or maintain for, or for the benefit of, any Directors or for persons who include Directors; or
79.3.7	any indemnity permitted by these Articles (whether in favour of the Director or others as well) against any costs, charges, expenses, losses and liabilities sustained or incurred by him as a director of the Company or of any of its subsidiary undertakings, or any proposal to provide funds to meet any expenditure incurred by him in defending himself in any criminal or civil proceeding in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any of its subsidiary undertakings, or any investigation, or action taken, by a regulatory authority in that connection, or for the purposes of any application for relief under the Companies (Jersey) Law 1991.
79.4	A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote on and be counted in the quorum in relation to each resolution which does not concern either: (a) his own appointment or the settlement or variation of the terms or the termination of his own appointment; or (b) the appointment of another Director to an office or place of profit with a company in which the Company is interested and in which the Director seeking to vote or be counted in the quorum is interested by virtue of owning of one per cent. or more (as defined in this Article).

79.5	A company shall be deemed to be a company in which a Director owns one per cent. or more if and so long as he is directly or indirectly the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company. For this purpose, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder (if and so long as some other person is entitled to receive the income from such trust) and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.
79.6	Where a company in which a Director owns one per cent. or more is materially interested in a contract, he shall also be deemed to be materially interested in that contract.
79.7	For the purposes of this Article, an interest of a person who is for the purposes of the UK Companies Act 2006 connected with a Director shall be treated as an interest of the Director.
79.8	References in this Article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.
79.9	If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to the Director) has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Board.
79.10	Subject to the Statutes, the Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any contract not properly authorised by reason of a contravention of this Article.
23.            DIRECTORS' GRATUITIES AND PENSIONS
80.	Directors' gratuities and pensions
80.1	The Board or any committee authorised by the Board may exercise all the powers of the Company to provide benefits, whether by the payment of gratuities, pensions, annuities, allowances, bonuses or by insurance or otherwise, for any Director or former Director who holds or who has held but no longer holds any executive office, other office, place of profit or employment with the Company or with any body corporate which is or has been a subsidiary undertaking of the Company or a predecessor in business of the Company or of any such subsidiary undertaking, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office, place of profit or employment) establish, maintain, support, subscribe to and contribute to any scheme, trust or fund for the benefit of all or any such persons and pay premiums for the purchase or provision of any such benefits. The Board or any committee authorised by the Board may procure any of these matters to be done by the Company either alone or in conjunction with any other person.

80.2	No Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any such benefit shall not disqualify any person from being or becoming a Director.
PROCEEDINGS OF THE BOARD
81.	Board meetings
81.1	The Board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A Director may, and the Secretary on the requisition of a Director shall, convene a meeting of the Board. Board meetings must be held in Jersey or such other place as the Directors may determine provided that holding the Board meeting in such place shall not adversely affect the tax residency of the Company being in Jersey.
82.	Notice of Board meetings
82.1	Notice of a Board meeting shall be given to each Director at least 48 hours before the time fixed for the meeting or such lesser period as may be reasonable under the circumstances and be deemed to be properly given to a Director if it is given to him personally or by word of mouth or sent in writing or in electronic form to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from his normal address may request the Board that notices of Board meetings shall during his absence be sent to him at an address given by him to the Company for this purpose, but such notices need not be given any earlier than notices given to Directors not so absent and in the absence of any such request it shall not be necessary to give notice of a Board meeting to any Director who is for the time being absent from his normal address.
82.2	Notice of a Board meeting need not be given to Directors who waive their entitlement to notice of that meeting by giving notice to that effect to the Company not more than seven days after the date on which the meeting is held. Where such notice is given after the meeting has been held, that does not affect the validity of the meeting, or of any business conducted at it.
83.	Voting
83.1	Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
84.	Quorum
84.1	The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed at any other number shall be a simple majority of the Directors provided always that Board meetings must be held in Jersey (or such other place as the Directors may determine provided that holding the Board meeting in such place shall not adversely affect the tax residency of the Company being in Jersey).
84.2	Subject to these Articles, any Director who ceases to be a Director at a Board meeting may continue to be present and to act as a Director and be counted in the quorum until the termination of the Board meeting if no other Director objects and if otherwise a quorum of Directors would not be present.
85.	Board vacancies below minimum number
85.1	The continuing Directors or a sole continuing Director may act notwithstanding any vacancies on the Board, but, if the number of Directors is less than the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act only for the purpose of filling vacancies on the Board or of convening a general meeting of the Company. If there are no Directors or Director able or willing to act, any two members may call a general meeting of the Company for the purpose of appointing Directors.

86.	Appointment of chairman
86.1	The Board may appoint a Director to be the chairman of the Board and may at any time remove him from that office. Unless he is unwilling to do so, the Director so appointed shall preside at every meeting of the Board at which he is present. But if there is no Director holding that office, or if the Director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the Directors present may appoint one of their number to be chairman of the meeting.
87.	Competence of the Board
87.1	A meeting of the Board at which a quorum is present shall be competent to exercise all powers, authorities and discretions for the time being vested in or exercisable by the Board.
88.	Participation in meetings by telephone
88.1	All or any of the members of the Board or of any committee of the Board may participate in a meeting of the Board or that committee by means of a conference telephone or any communication equipment that allows all persons participating in the meeting to hear and speak to each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. Such a meeting shall be deemed to take place where the largest group of those participating is assembled, or, if there is no such group, where the chairman of the meeting is and shall be deemed to be a meeting even if there is only one person physically present where it is deemed to take place.
89.	Written resolutions
89.1	A resolution in writing signed by:
89.1.1	all the Directors then in office; or
89.1.2	by all the members of a committee of the Board
(but excluding any Director whose vote is not to be counted in respect of that particular matter) shall be as valid and effectual as if it had been passed at a meeting of the Board or that committee duly convened and held and may be contained in one document (or in several documents in all substantial respects in like form) each signed by one or more of the Directors or members of that committee.   Any such document may be constituted by letter or (provided it is in writing) in electronic form or otherwise as the Board may from time to time approve.
90.	Company books
90.1	The Board shall cause minutes to be made in books kept for the purpose of recording:
90.1.1	all appointments of officers made by the Board;
90.1.2	all proceedings at meetings of the Company, of the holders of any class of shares in the Company and of the Board and of committees of the Board, including the names of the Directors or members of a committee of the Board present at each such meeting.
90.2	Any such minutes, if purporting to be signed by the chairman of the meeting at which the appointments were made or proceedings held or by the chairman of the next succeeding meeting, shall be sufficient evidence of the facts stated in them without any further proof.

91.	Validity of acts of the Board or a committee
91.1	All acts done by the Board or by a committee of the Board, or by a person acting as a Director or member of a committee of the Board shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, member of a committee of the Board, or person acting as a Director, or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if each such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.
92.	Liability of Directors for breach of Article 4.4
92.1	Directors who vote for or consent to a resolution authorising the issue of a share under Article 4.4 for a consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money that the Company would have received if the share had been issued for money on the date of the resolution.
COMPANY SECRETARY
93.	Appointment and removal of Company Secretary
93.1	Subject to the Statutes, the Secretary shall be appointed by the Board at such remuneration and upon such terms as it thinks fit. If thought fit, two or more persons may be appointed as joint Secretaries with the power to act jointly and severally. Any Secretary so appointed may be removed by the Board.
93.2	The Board may from time to time appoint an assistant or deputy secretary who, during such time as there may be no Secretary or no Secretary capable of acting, may act as Secretary and do any act authorised or required by these Articles or by law to be done by the Secretary. The signature of any document as Secretary by such assistant or deputy secretary shall be conclusive evidence (without invalidating that signature for any purpose) that at the time of signature there was no Secretary or no Secretary capable of acting.
THE SEAL
94.	Use of seal
94.1	The Seal shall only be used by the authority of the Board or of a committee authorised by the Board in that behalf and, unless otherwise decided by the Board or any such committee, any document to which the Seal is applied must also be signed by at least one authorised person in the presence of a witness who attests the signature. For the purposes of this Article, an authorised person is any Director, the Secretary or any person authorised by the Board or such committee for the purpose of signing documents to which the Seal is applied.
DIVIDENDS
95.	Company may declare dividends
95.1	Subject to the Statutes, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board.
96.	Board may pay interim dividends and fixed dividends
96.1	Subject to the Statutes, the Board may pay such interim dividends as appear to the Directors to be justified. If the share capital of the Company is divided into different classes, the Board may pay interim dividends on shares which confer deferred or non-preferred rights to dividends as well as on shares which confer preferential or special rights to dividends, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The Board may also pay at intervals settled by it any dividend payable at a fixed date if it appears to the Board that the financial position of the Company justifies the payment. If the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss which they may suffer by reason of the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

97.	Currency of dividends
97.1	Except in so far as the rights attaching to any share otherwise provide, any dividends or other monies payable on or in respect of any share may be declared in any currency or currencies, and paid in the same currency or currencies or in any other currency or currencies, and subject to such charges to cover the costs of conversion, as the Board may determine, using where required such basis of conversion (including the rate and timing of conversion) as the Board decides.
98.	Waiver of dividends
98.1	The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the relevant member or transmittee and delivered to the Company and if or to the extent that it is accepted as such or acted upon by the Company.
99.	Non-cash dividends
99.1	A general meeting declaring a dividend may, upon the recommendation of the Board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets and, in particular, of paid-up shares or debentures of any other company and, where any difficulty arises concerning such distribution, the Board may settle it as the Board thinks expedient and in particular may issue fractional certificates or, subject to the Statutes and, in the case of shares held in uncertificated form, the system's rules, authorise and instruct any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the basis of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as the Board may consider expedient.
100.	Scrip dividends
100.1	Subject to the Statutes, the Board may, if authorised by an ordinary resolution of the Company, offer the holders of shares the right to elect to receive new shares, credited as fully paid, instead of cash for all or part (as determined by the Board) of any dividend. The following provisions shall apply:
100.1.1	an ordinary resolution may specify a particular dividend or dividends, or may specify all or any dividends, declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;
100.1.2	the basis of allotment to each entitled holder of shares shall be such number of new shares credited as fully paid as have a value as nearly as possible equal to (but not greater than) the amount of the dividend (disregarding any tax credit) which he has elected to forego. For this purpose, the "value" of an ordinary share shall be deemed to be the average of the middle market quotations for the Company's shares on the London Stock Exchange as derived from the Daily Official List on the day on which the shares are first quoted "ex" the relevant dividend and the four subsequent dealing days or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by a suitably qualified accountant, such suitability to be determined by the Board, as to the amount of the value in respect of any dividend shall be conclusive evidence of that amount;

100.1.3	no fraction of an ordinary share shall be allotted and if any holder of shares would otherwise be entitled to fractions of a share, the Board may deal with the fractions as it thinks fit, including (without limitation) determining that the whole or part of the benefit of fractional entitlements will be disregarded or accrue to the Company or that the value of fractional entitlements will be accumulated on behalf of a member (without entitlement to interest) and applied in paying up new shares in connection with a subsequent offer by the Company of the right to receive shares instead of cash in respect of a future dividend;
100.1.4	the Board shall not proceed with any election unless the Company has sufficient reserves or funds which may be capitalised to give effect to the election following the Board's determination of the basis of allotment;
100.1.5	on or as soon as practicable after announcing that the Board is to recommend or pay any dividend, the Board, if it intends to offer an election for that dividend, shall also announce that intention and, having determined the basis of allotment, shall notify the entitled holders of shares (other than any in relation to whom an election mandate in accordance with this Article is subsisting) of the right of election offered to them, and shall send with, or following, such notification, forms of election and shall specify the procedure to be followed and place at which, and the latest date and time by which, duly completed forms of election must be received in order to be effective;
100.1.6	the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable in cash on shares in respect of which an election has been duly made (the "elected shares") and instead additional shares shall be allotted to the holders of the elected shares on the basis of allotment so determined. For such purpose, the Board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account), whether or not it is available for distribution, as the Board may determine, and apply it in paying up in full the appropriate number of shares for allotment and distribution to the holders of the elected shares on that basis;
100.1.7	the additional shares so allotted shall be allotted as of the record date for the dividend for which the right of election has been offered and shall rank pari passu in all respects with the shares then in issue except that they will not rank for the dividend or other distribution entitlement in respect of which they have been issued. Unless the Board otherwise determines (and subject always to the Order and the system's rules), the shares so allotted shall be issued as shares in certificated form (where the shares in respect of which they have been allotted were in certificated form at the Scrip Record Time) or as shares in uncertificated form (where the shares in respect of which they have been allotted were in uncertificated form at the Scrip Record Time) provided that if the Company is unable under the system's rules to issue shares in uncertificated form to any person, such shares shall be issued as shares in certificated form. For these purposes, the "Scrip Record Time" means such time on the record date for determining the entitlements of members to make elections as described in this Article, or on such other date as the Board may in its absolute discretion determine.
100.2	The Board may establish or vary a procedure for election mandates whereby a holder of shares may elect concerning future rights of election offered to that holder under this Article until the election mandate is revoked following that procedure.
100.3	The Board may exclude from any offer any holders of shares if it believes that it is necessary or expedient to do so in relation to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange or other authority in, any territory or that for any other reason the offer should not be made to them.

101.	Enhanced scrip dividends
101.1	Subject to the Statutes and without prejudice to the generality of Article 100, the Board may, in respect of any cash dividend or other distribution (or any part thereof) declared or payable in relation to any financial year or period of the Company, offer to each holder of shares the right to elect to receive new shares in respect of the whole or part of the shares held by them instead of such cash dividend, on any basis described in that Article but so that the entitlement of each holder of shares to such new shares shall be determined by the Board such that the value (determined on the basis decided on by the Board) of the new shares concerned may exceed the cash amount that such holders of shares would otherwise have received by way of dividend and, in respect of such offer, that Article shall take effect subject to this Article. Any offer made under this Article shall be an alternative to any offer made under that Article in respect of a particular cash dividend (but shall form part of any plan which is in operation thereunder).
101.2	Any exercise by the Board of the powers granted to the Board by this Article shall be subject to a special resolution approving the exercise of such powers in respect of the dividend in question or in respect of any dividends or other distributions declared or payable in respect of a specified financial year or period of the Company which include the dividend in question but such year or period may not end later than the conclusion of the annual general meeting next following the date of the meeting at which such resolution is passed. No further sanction shall be required under Article 100 in respect of an exercise of powers by the Board under this Article and any authority granted under this Article shall not preclude the granting to the Board of a separate authority under that Article.
102.	No interest on dividends
102.1	No dividend or other monies payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.
103.	Payment procedure
103.1	All dividends and interest shall belong and be paid to those entitled members whose names shall be on the Register at the date at which such dividend shall be declared or at the date on which such interest shall be payable respectively, or at such other record date as the Company by ordinary resolution or the Board may determine notwithstanding any subsequent transfer or transmission of shares.
103.2	The Company may pay any dividend, interest or other monies payable in cash in respect of shares by direct debit, bank transfer, cheque, dividend warrant, money order or by any other method (including by electronic means) as the Board may consider appropriate.
103.3	Every such cheque, warrant or order shall be made payable to the person to whom it is sent, or to such other person as the holder or the joint holders may in writing direct, and may be sent by post or equivalent means of delivery directed to the registered address of the holder or, in the case of joint holders, to the registered address of the joint holder whose name stands first in the Register, or to such person and to such address as the holder or joint holders may in writing direct.
103.4	Every such payment made by direct debit or bank transfer shall be made to the holder or joint holders or to or through such other person as the holder or joint holders may in writing direct.
103.5	In respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Board shall from time to time consider sufficient, the Company may pay any such dividend, interest or other monies by means of the relevant system. Every such payment shall be made in such manner as may be consistent with the system's rules and, without prejudice to the generality of the foregoing, may include the sending by the Company or by any person on its behalf of an instruction to the Operator to credit the cash memorandum account of the holder or joint holders or, if permitted by the Company, of such person as the holder or joint holders may in writing direct.

103.6	The Company shall not be responsible for any loss of any such cheque, warrant or order and any payment made in any manner permitted by these Articles shall be at the sole risk of the holder or joint holders. Without prejudice to the generality of the foregoing, if any such cheque, warrant or order has been, or is alleged to have been, lost, stolen or destroyed, the Board may, on request of the person entitled thereto, issue a replacement cheque, warrant or order subject to compliance with such conditions as to evidence and indemnity and the payment of out of pocket expenses of the Company in connection with the request as the Board may think fit.
103.7	The issue of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment in accordance with the system's rules, shall be a good discharge to the Company.
104.	Receipt by joint holders
104.1	If several persons are registered as joint holders of any share, any one of them may give effectual receipts for any dividend or other monies payable in respect of the share.
105.	Where payment of dividends need not be made
105.1	The Company may cease to send any cheque or warrant through the post or to effect payment by any other means for any dividend or other monies payable in respect of a share which is normally paid in that manner on that share if in respect of at least two consecutive dividends payable on that share payment, through no fault of the Company, has not been effected (or, following one such occasion, reasonable enquiries have failed to establish any new address of the holder) but, subject to these Articles, the Company shall recommence payments in respect of dividends or other monies payable on that share by that means if the holder or transmittee claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.
106.	Unclaimed dividends
106.1	All dividends, interest or other sums payable unclaimed for one year after having become due for payment may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. The retention by the Company of, or payment into a separate account of, any unclaimed dividend or other monies payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect of it. Any dividend, interest or other sum unclaimed after a period of 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company.
28.            CAPITALISATION OF PROFITS
107.	Capitalisation of profits
107.1	Upon the recommendation of the Board, the Company may pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or all or any part of any sum standing to the credit of any reserve or fund (whether or not available for distribution).
107.2	Subject as provided below, the Board may appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf (subject to approval by ordinary resolution and to any subsisting special rights previously conferred on any shares or class of shares) in paying up in full shares of any class or debentures of the Company and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other provided that:
107.2.1	the Company shall for the purposes of this Article be deemed to be such a member in relation to any shares held as treasury shares which, if not so held, would have ranked for any such distribution by way of dividend, but only insofar as the appropriated sum is to be applied in paying up in full shares of the Company; and

107.2.2	the capital redemption reserve, and any reserve or fund representing profits which are not available for distribution may only be applied in paying up in full shares of the Company.
107.3	The Board may authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation and any matters incidental thereto, any agreement made under such authority being binding on all such members.
107.4	If any difficulty arises concerning any distribution of any capitalised reserve or fund, the Board may subject to the Statutes and, in the case of shares held in uncertificated form, the system's rules, settle it as the Board considers expedient and in particular may issue fractional certificates, authorise any person to sell and transfer any fractions or resolve that the distribution should be made as nearly as practicable in the correct proportion or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties as the Board considers expedient.
AUTHENTICATION OF DOCUMENTS
108.	Authentication of documents
108.1	Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents or other information affecting these Articles and any resolutions passed by the Company or the Board or any committee and any books, records, accounts, documents and other communications relating to the business of the Company and to certify copies or extracts as true copies or extracts. Anything purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company, the Board or any committee which is certified as such in accordance with this Article shall be conclusive evidence in favour of all persons dealing with the Company upon the faith of such copy that such resolution has been duly passed or, as the case may be, that such minute or extract is a true and accurate record of proceedings at a duly constituted meeting.
RECORD DATES
109.	Power to choose record date
109.1	Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue or for determining shareholders entitled to receive notice of and, subject to the Order, to vote at any meeting of shareholders.
ACCOUNTS AND OTHER RECORDS
110.	Accounts
110.1	The Company shall keep accounting records and the Directors shall prepare accounts of the Company, made up to such date in each year as the Directors shall from time to time determine, in accordance with and subject to the Law.
111.	Inspection of records
111.1	No member in his capacity as a member shall have any right of inspecting any record, book or document of any description belonging to the Company except as conferred by the Statutes or authorised by the Board or by ordinary resolution of the Company.

112.	Destruction of documents
112.1	Subject to compliance with the system's rules, the Company may destroy:
112.1.1	any instrument of transfer of shares and any other document on the basis of which an entry is made in the Register, at any time after the expiration of six years from the date of registration;
112.1.2	any instruction concerning the payment of dividends or other monies in respect of any share or any notification of change of name or address, at any time after the expiration of two years from the date the instruction or notification was recorded; and
112.1.3	any share certificate which has been cancelled, at any time after the expiration of one year from the date of cancellation;
provided that the Company may destroy any such type of document after such shorter period as the Board may determine if a copy of such document is retained on microfilm or by other similar means and is not destroyed earlier than the original might otherwise have been destroyed in accordance with this Article.
112.2	It shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and that every share certificate so destroyed was a valid and effective document duly and properly cancelled and that every other document so destroyed was a valid and effective document in accordance with its particulars recorded in the books or records of the Company provided that:
112.2.1	this Article shall apply only to the destruction of a document in good faith and without express notice that its retention was relevant to any claim (regardless of the parties to the claim);
112.2.2	nothing contained in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than the times referred to in this Article or in any case where the conditions of this Article are not fulfilled; and
112.2.3	references in this Article to the destruction of any document or thing include references to its disposal in any manner.
COMMUNICATIONS
113.	Form of communications
113.1	Except to the extent that these Articles provide otherwise, and subject to compliance with the Statutes, anything sent or supplied by or to any person, including the Company, under these Articles may be sent or supplied, whether or not because the Statutes require it to be sent or supplied, in any way (including, except in the case of anything supplied to the Company, by making it available on a website) in which documents or information required to be sent or supplied may be sent or supplied by or to that person in accordance with the Statutes and these Articles.
113.2	Except insofar as the Statutes require otherwise, the Company shall not be obliged to accept any notice, document or other information sent or supplied to the Company in electronic form unless it satisfies such stipulations, conditions or restrictions (including for the purpose of authentication) as the Board thinks fit, and the Company shall be entitled to require any such notice, document or information to be sent or supplied in hard copy form instead.

113.3	Any notice, document or other communication (including copies of accounts or summary financial statements) to be given to or by any person pursuant to these Articles (other than a notice calling a meeting of Directors) shall be in writing except that, if it is in electronic form, it need not be in writing unless these Articles specifically require it to be.

113.4	A member who sends to the Company an address at which a document or information may be sent using electronic communications shall be entitled to have notices or other documents sent to him at that address or the address specified for that member in the Register (provided that, in the case of a document or information sent by electronic means, including without limitation any notification that the document or information is available on a website, the Company so agrees, which agreement the Company shall be entitled to withhold in its absolute discretion including, without limitation, in circumstances in which the Company considers that the sending of the document or information to such address using electronic communications would or might infringe the laws of any other jurisdiction), but otherwise:
113.4.1	no such member shall be entitled to receive any document or information from the Company; and
113.4.2	without prejudice to the generality of the foregoing, any notice of a general meeting of the Company which is in fact sent or purports to be sent to such member shall be ignored for the purpose of determining the validity of the proceedings at such general meeting.
113.5	Subject to the Statutes, the Board may from time to time issue, endorse or adopt terms and conditions relating to the use of electronic means under these Articles.
113.6	Nothing in these Articles shall prevent the Company from sending or supplying any notice, document or information in hard copy form instead of in electronic form on any occasion.
113.7	A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the capital of the Company shall be deemed to have been sent notice of the meeting and, where requisite, of the purposes for which it was called unless such member is present only for the purposes of protesting the adequacy of such notice and has so advised the Company prior to the meeting.
113.8	A document or information may be sent or supplied by the Company to the person or persons entitled by transmission to a share by sending it in any manner the Company may choose authorised by these Articles for the sending of a document or information to a member, addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt or by any similar description at the address (if any) as may be supplied for that purpose by or on behalf of the person or persons claiming to be so entitled. Until such an address has been supplied, a document or information may be sent in any manner in which it might have been sent if the death or bankruptcy or other event giving rise to the transmission had not occurred.
113.9	Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the Register, has been sent to a person from whom he derives his title.
113.10	Proof that a document or information was properly addressed, prepaid and posted shall be conclusive evidence that the document or information was sent. Proof that a document or information sent or supplied by electronic means was properly addressed shall be conclusive evidence that the document or information was sent or supplied. A document or information sent by the Company to a member by post shall be deemed to have been received:
113.10.1	if sent by first class post or special delivery post from an address in the United Kingdom or Jersey to another address in the United Kingdom or Jersey, or by a postal service similar to first class post or special delivery post from an address in another country to another address in that other country, on the day following that on which the document or information was posted;
113.10.2	if sent by airmail from an address in the United Kingdom or Jersey to an address outside the United Kingdom or Jersey, or from an address in another country to an address outside that country (including without limitation an address in the United Kingdom or Jersey), on the third day following that on which the document or information was posted; and

113.10.3	in any other case, on the second day following that on which the document or information was posted.
113.11	A document or information sent or supplied by the Company to a member in electronic form shall be deemed to have been received by the member on the day following that on which the document or information was sent to the member. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive such document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
113.12	A document or information sent or supplied by the Company to a member by means of a website shall be deemed to have been received by the member:
113.12.1	when the document or information was first made available on the website; or
113.12.2	if later, when the member is deemed by Articles 113.10 or 113.11 to have received notice of the fact that the document or information was available on the website. Such a document or information shall be deemed received by the member on that day notwithstanding that the Company becomes aware that the member has failed to receive the relevant document or information for any reason and notwithstanding that the Company subsequently sends a hard copy of such document or information by post to the member.
113.13	Subject to the Statutes, if at any time the Company is unable effectively to convene a general meeting by notices sent through the post in Jersey, Canada or the United Kingdom as a result of the suspension or curtailment of postal services, notice of general meeting may be sufficiently given by advertisement in Jersey, Canada and the United Kingdom. Any notice given by advertisement for the purpose of this Article shall be advertised in at least one newspaper having a national circulation. If advertised in more than one newspaper, the advertisements shall appear on the same date. Such notice shall be deemed to have been sent to all persons who are entitled to have notice of meetings sent to them on the day when the advertisement appears. In any such case, the Company shall send confirmatory copies of the notice by post, if at least seven days before the meeting the posting of notices to addresses throughout Jersey, Canada or the United Kingdom again becomes practicable.
113.14	A notice, document or other information may be served, sent or supplied by the Company in electronic form to a member who has agreed that notices, documents or information can be sent or supplied to them in that form and has not revoked such agreement.
113.15	Where the notice, document or other information is served, sent or supplied by electronic means, it may only be served, sent or supplied to an address specified for that purpose by the intended recipient (generally or specifically).
113.16	A notice, document or other information may be served, sent or supplied by the Company to a member by being made available on a website if the member has agreed (generally or specifically), or pursuant to Article 113.17 below is deemed to have agreed, that notices, documents or information can be sent or supplied to the member in that form and has not revoked such agreement.
113.17	If a member has been asked individually by the Company to agree that the Company may serve, send or supply notices, documents or other information generally, or specific notices, documents or other information to them by means of a website and the Company does not receive a response within a period of 28 days beginning with the date on which the Company's request was sent (or such longer period as the Directors may specify), such member will be deemed to have agreed to receive such notices, documents or other information by means of a website in accordance with Article 113.16 above (save in respect of any notices, documents or information that are required to be sent in hard copy form pursuant to the Statutes). A member can revoke any such deemed election in accordance with Article 113.20 below.

113.18	A notice, document or other information served, sent or supplied by means of a website must be made available in a form, and by a means, that the Company reasonably considers will enable the recipient: (i) to read it, and (ii) to retain a copy of it. For this purpose, a notice, document or other information can be read only if: (i) it can be read with the naked eye; or (ii) to the extent that it consists of images (for example photographs, pictures, maps, plans or drawings), it can be seen with the naked eye.
113.19	If a notice, document or other information is served, sent or supplied by means of a website, the Company must notify the intended recipient of: (i) the presence of the notice, document or other information on the website, (ii) the address of the website; (iii) place on the website where it may be accessed, and (iv) how to access the notice, document or information. The document or information is taken to be sent on the date on which the notification required by this Article is sent or if later, the date on which the document or information first appeared on the website after that notification is sent.
113.20	Any amendment or revocation of a notification given to the Company or agreement (or deemed agreement) under this Article shall only take effect if in writing, signed (or authenticated by electronic means) by the member and on actual receipt by the Company thereof.
113.21	Communications sent to the Company by electronic means shall not be treated as received by the Company if it is rejected by computer virus protection arrangements.
113.22	Where these Articles require or permit a notice or other document to be authenticated by a person by electronic means, to be valid it must incorporate the electronic signature or personal identification details of that person, in such form as the Directors may approve, or be accompanied by such other evidence as the Directors may require to satisfy themselves that the document is genuine.
113.23	For the avoidance of doubt, where a member of the Company has received a document or information from the Company otherwise than in hard copy form, he is entitled to require the Company to send to him a version of the document or information in hard copy form within 21 days of the Company receiving the request.
113.24	Nothing in this Article 113 shall require the Company to take any action or step which could cause the Company to breach any applicable securities laws, regulations or similar.
114.	Communication with joint holders
114.1	In the case of joint holders of a share, all notices, documents or other information shall be given to the joint holder whose name stands first in the Register in respect of the joint holding and shall be deemed to have been given to all the joint holders. Any agreement by that holder that notices, documents and other information may be sent or supplied in electronic form or by being made available on a website shall be binding on all the joint holders.
115.	Communications after transmission
115.1	Any notice, document or other information sent or supplied to any member pursuant to these Articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the Company has notice of the death, bankruptcy or other event, be deemed to have been properly sent or supplied in respect of any share registered in the name of that member as sole or joint holder.
115.2	Unless agreed otherwise with the relevant transmittee, the Company may send or supply any notice, document or other information to a transmittee in any manner in which it might have been sent or supplied to the member from whom the transmittee derives title to the relevant share, and as if the transmittee's address were the same as the member's address in the Register or the electronic address (if any) specified by the member; but the Company shall not be entitled to assume that the address or electronic address is correct if sending notice to the transmittee under Article 27.

116.	When notice deemed served
116.1	Any notice, document or other information:
116.1.1	if sent by the Company by post or other delivery service shall be deemed to have been received on the day (whether or not it is a working day) following the day (whether or not it was a working day) on which it was put in the post or given to the delivery agent and, in proving that it was duly sent, it shall be sufficient to prove that the notice, document or information was properly addressed, prepaid and put in the post or duly given to the delivery agent;
116.1.2	if sent by the Company by electronic means shall be deemed to have been received on the same day that it was sent, and proof that it was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that it was sent;
116.1.3	if made available on a website shall be deemed to have been received when notification of its availability on the website is deemed to have been received or, if later, when it is first made available on the website;
116.1.4	not sent by post or other delivery service but delivered personally or left by the Company at the address for that member on the Register shall be deemed to have been received on the day (whether or not it was a working day) and at the time it was so left;
116.1.5	sent or delivered by a relevant system shall be deemed to have been received when the Company (or a sponsoring system-participant acting on its behalf) sends the issuer instructions relating to the notice, document or information;
116.1.6	sent or supplied by the Company by any other means agreed by the member concerned shall be deemed to have been received when the Company has duly performed the action it has agreed to take for that purpose; and
116.1.7	to be given by the Company by advertisement shall be deemed to have been received on the day on which the advertisement appears.
117.	Record date for communications
117.1	Any notice, document or information may be sent or supplied by the Company by reference to the Register as it stands at any time not more than 21 days before the day it was sent or supplied. No change in the Register after that time shall invalidate the delivery of that notice, document or information, and every transmittee or other person not on the Register in relation to a particular share at that time who derives any title or interest in the share shall be bound by the notice, document or information without the Company being obliged to send or supply it to that person.
118.	Loss of entitlement to receive communications
118.1	If on two consecutive occasions notices, documents or information have been sent to any member at the registered address or his address (including an electronic address) for the service of notices but, through no fault of the Company, have been undelivered, such member shall not from then on be entitled to receive notices, documents or other information from the Company until he has notified to the Company in writing a new address to be either his registered address or his address (including an electronic address) for the service of notices.

119.	Notice when post not available
119.1	If at any time postal services within Jersey, Canada or the United Kingdom are suspended or curtailed so that the Company is unable effectively to convene a general meeting or a meeting of the holders of any class of shares in its capital by notice sent through the post, the Board may decide that the only members to whom notice of the meeting must be sent are those to whom notice to convene the meeting can validly be sent by electronic means and those to whom notification as to the availability of the notice of meeting on a website can validly be sent by electronic means. In any such case the Company shall also advertise the meeting in at least two national daily newspapers published in Jersey, Canada and the United Kingdom. If at least six clear days prior to the meeting the giving of notices by post to addresses throughout Jersey, Canada and the United Kingdom has, in the Board's opinion, become practicable, the Company shall send confirmatory copies of the notice by post or such other manner as is permitted under these Articles to the persons entitled to receive them when postal services are running normally.
119.2	At any time that postal services within Jersey, Canada and the United Kingdom are suspended or curtailed, any other notice or information considered by the Board to be capable of being supplied by advertisement shall, if advertised in at least one such newspaper, be deemed to have been notified to all members and transmittees to whom it would otherwise have been supplied in hard copy form.
WINDING UP AND SALE OF ASSETS
120.	Distribution in specie on winding up
120.1	If the Company is wound up, the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by law, and subject to any rights, restrictions, limitations and privileges attaching to any class or series of shares, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with such sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with such sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.
120.2	A sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company shall require approval by special resolution. Each share of the Company shall carry the right to vote on such special resolution whether or not it otherwise carries the right to vote.
INDEMNITY
121.	Indemnity
121.1	In so far as the Statutes allow and subject to the rules made by the competent authority of any other regulated or exchange regulated market on which the shares of the Company may be listed, every present and former Director, Secretary or other officer of the Company shall be indemnified out of the assets of the Company against any costs, charges, losses, damages and liabilities incurred by him in the actual or purported execution or discharge of his duties or exercise of his powers or otherwise in relation thereto, including (without prejudice to the generality of the foregoing) any liability incurred in defending any proceedings (whether civil or criminal) which relates to anything done or omitted or alleged to have been done or omitted by him in any such capacity, and in which judgment is given in his favour or in which he is acquitted or in connection with any application under the Statutes in which relief is granted to him by any court of competent jurisdiction.

122.	Power to insure

122.1	The Board may purchase and maintain insurance at the expense of the Company for the benefit of any person who is or was at any time a director or other officer (unless the office is or was as Auditor) or employee of the Company or of any present or former subsidiary undertaking of the Company or of any body corporate in which the Company has or had an interest (whether direct or indirect) or who is or was at any time a trustee of any pension fund or employee benefits trust in which any employee of the Company or of any such undertaking or body corporate is or has been interested, indemnifying such person against any liability which may attach to him, and any loss or expenditure which he may incur, in relation to anything actually or allegedly done or omitted to be done by him as a director, officer, employee or trustee, whether or not it involves any negligence, default, breach of duty or breach of trust by him in relation to the Company or the relevant undertaking, body corporate, fund or trust.